
Medtronic


11007735

The face of innovation.

2011 Annual Report

Innovating for life.

Our Therapies

Chronic disease is the leading cause of mortality worldwide and a significant financial burden on society. Our therapies treat numerous chronic conditions to help improve lives and reduce costs.

Cardiac Rhythm Disorders

1 Atrial Fibrillation
2 Slow Heart Rates (Bradycardia) ‡
3 Fast Heart Rates (Tachycardia) ‡
4 Heart Failure ‡
5 Asymptomatic, Irregular Heart Rates ‡

Cardiovascular Diseases

6 Coronary Artery Disease
7 Heart Valve Disease
8 Aortic Disease
9 Peripheral Vascular Disease *
10 High Blood Pressure *
11 Congenital Heart Disease

Spinal Conditions and Musculoskeletal Trauma

12 Cervical Degenerative Disc Disease †
13 Scoliosis †
14 Degenerative Disc Disease †
15 Spinal Fracture †
16 Lumbar Spinal Stenosis †
17 Sinus Augmentation †
18 Tibial Fractures †
19 Cranial and Pelvic Trauma †
20 Subdural Hematomas

Ear, Nose, and Throat Conditions

21 Sinus Diseases †
22 Thyroid Conditions
23 Otologic Disorders †
24 Sleep-Disordered Breathing
25 Pediatric Conditions †
26 Ménière's Disease

Neurological Disorders

27 Parkinson's Disease †
28 Essential Tremor †
29 Dystonia †**
30 Hydrocephalus †
31 Obsessive-Compulsive Disorder †**
32 Severe Spasticity associated with Multiple Sclerosis, Cerebral Palsy, Stroke, and Spinal Cord and Brain Injuries
33 Epilepsy †*
34 Brain Tumors and Other Lesions †
35 Chronic Pain

Urological and Digestive Disorders

36 Overactive Bladder and Urinary Retention
37 Benign Prostatic Hyperplasia (BPH)
38 Nausea and Vomiting associated with Gastroparesis **
39 Fecal Incontinence

Diabetes

40 Diabetes

* Not approved for commercial distribution in the United States.

** Humanitarian Device Exemption in the United States — the effectiveness for this use has not been demonstrated.

† Image-Guided Navigation Surgical Systems available to help surgeons navigate and track instruments in the patient's anatomy during delicate surgery.

‡ Remote Monitoring available with select cardiac devices for clinicians to follow patients and their implanted cardiac devices remotely, eliminating the need for some in-office visits.


Medtronic
Protecta XT DR



About Medtronic

Medtronic is a global leader in medical technology, redefining how technology is used in the management of chronic disease. Our deep understanding of human physiology yields unique insight into a range of therapeutic areas, including heart and vascular diseases, diabetes, neurological disorders, and spinal conditions. This breadth of offerings, combined with our years of experience, allows us to deliver therapies that are transforming the treatment of chronic disease and changing the lives of more than 7 million patients worldwide each year. Medtronic is headquartered in Minneapolis, Minnesota; we serve patients and physicians in more than 120 countries through 45,000 employees; and we are publicly traded on the New York Stock Exchange under the ticker symbol MDT.

Our Mission

To contribute to human welfare by the application of biomedical engineering in the research, design, manufacture, and sale of products that alleviate pain, restore health, and extend life.



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2011 Highlights

Business Revenue Mix



Cardiac and Vascular Group
Restorative Therapies Group
Cardiac Rhythm Disease Management
31%
21%
Spinal
10%
Neuromodulation
CardioVascular
20%
8%
Diabetes
Physio-Control
3%
7%
Surgical Technologies

Our diversified portfolio includes medical technologies that address many of the world's most pressing medical conditions.

Geographic Revenue Mix



91%
Developed Markets
9%
Emerging Markets

Sales in emerging markets such as China, India, and Brazil grew from 7 percent of total sales in FY2010 to 9 percent in FY2011. We expect 20 percent of our total sales to come from emerging markets within five years.

350+

Research and Development Projects

We have more than 9,000 scientists and engineers around the world collaborating with physicians and other partners on new and better ways to treat and manage disease.

2,051

Patents Awarded

This brings our total patents worldwide to more than 23,000.

60,000

Products Introduced

This was the largest portfolio of new products introduced in one year in recent history, bringing our total number of products to more than 150,000.



Diluted Earnings Per Share
(in dollars)
$3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
'07 '08 '09 '10† '11
Net Sales
(dollars in billions)
$16
12
8
4
0
'07 '08 '09 '10† '11

5-year CAGR* 7.1%



Research and Development Expense
(dollars in billions)
$1.5
1.2
0.9
0.6
0.3
0
'07 '08 '09 '10† '11

5-year CAGR* 6.3%



Return to Shareholders
(dividends issued and shares repurchased, dollars in billions)
$2.0
1.5
1.0
.5
0
'07 '08 '09 '10† '11

Excluding special charges, restructuring charges, certain litigation charges, net, acquisition-related items, non-cash charge to interest expense due to the accounting rules governing convertible debt, and certain tax adjustments.

As reported

5-year CAGR for diluted earnings per share, as reported 6.7%.*

5-year CAGR for diluted earnings per share, excluding special charges, restructuring charges, certain litigation charges, net, acquisition-related items, non-cash charge to interest expense due to the accounting rules governing convertible debt, and certain tax adjustments 8.8%.*

**Compound Annual Growth Rate*

†53-week year

Dear Shareholders,

When I decided to come to Medtronic, I knew I was joining a company that has demonstrated a steadfast commitment to customers and patients throughout its history; a company with a strong Mission, culture, and business fundamentals. Given the tremendous need for what we do, I am excited and humbled to have the opportunity to lead the company to the next phase of evolution and growth.



At the core of that growth will be innovation, which — at Medtronic — has many faces, including those of the 7 million patients a year whose lives are improved by our therapies. That translates to one person every four seconds. The entire Medtronic team is focused on our goal to reach 25 million patients annually by 2020, which means we will deliver life-enhancing technology to one person every single second.

In recent months, I have been traveling the world meeting our people, our customers, and the patients they serve. These early visits have taken me to many of the more than 120 countries in which Medtronic operates. This experience highlighted even more strongly the tremendous opportunity for us to provide greater access to medical technology for large, underserved populations around the world.

FY11 SUMMARY

In fiscal year 2011, Medtronic achieved $15.9 billion in revenue, an increase of 1 percent over last year. This performance was primarily impacted by the significant decline in the overall market growth of two of our larger markets, Spinal and Cardiac Rhythm Disease Management, especially in the United States. These markets aside, revenue growth was driven by the introduction of new technologies, performance in emerging markets, and continued steady growth in key businesses, including Coronary & Peripheral, Structural Heart, Endovascular, Diabetes, and Surgical Technologies.

Our international business represented 43 percent of total company revenues for the year. We are building steady momentum in our international markets, delivering 12 percent growth in the fourth quarter. Performance in the major emerging markets, including China, India, and Latin America, was particularly strong, reaching 20 percent.

We also introduced a number of important and differentiated new therapies that are expected to help drive growth and market share in FY12. In our Cardiac and Vascular Group, we launched the first pacemaker in the United States designed for use in the MRI environment; a portfolio of ICD and CRT-D devices that reduce the risk of inappropriate shocks to patients; the first cryoballoon ablation catheter system in the United States used to treat a refractory, recurrent form of atrial fibrillation; and two novel stent graft systems for the treatment of aortic aneurysms.

In our Restorative Therapies Group, we gained FDA approval for our bowel control therapy and further enhanced our industry-leading portfolio of deep brain stimulation devices. We also launched an important refresh of our spinal fixation platform. And finally, we introduced several innovative products from our Surgical Technologies business, which had its first $1 billion year in sales.

THE PATHWAY TO GROWTH

As I look across the company, I see a tremendous business, social, and humanitarian opportunity. This opportunity starts with restoring sustainable top-line growth. This is our most pressing imperative. Medtronic's business fundamentals are in place — large underpenetrated markets; ample opportunity to continue to take market share; a robust technology platform; and talented, passionate, and motivated people. To reignite growth, we need to accelerate our efforts in three areas: globalization, innovation, and execution.

Globalization. With 43 percent of our revenue derived from markets outside the traditional U.S. core, Medtronic is already a well-established global company. However, given that 95 percent of the world's population resides outside the United States, there is clearly much work to do

CEO Omar Ishrak recently met with 13-year-old Tucker Manske, one of 7 million people a year whose lives are improved by a Medtronic product or technology. Tucker collapsed from sudden cardiac arrest (SCA) during a school soccer game this year. Fortunately, his dad was on the sidelines and performed CPR until someone could get the school's automated external defibrillator (AED). Tucker was then rushed to the hospital, where he was given permanent protection from SCA: a Medtronic implantable cardioverter defibrillator (ICD).



to serve the millions of people who currently do not have access to our technology. Countries like China, India, Russia, and Brazil represent a tremendous short- and long-term opportunity for us. To be successful in these markets, we must deliver the right products, in the right way, at the right price. We will partner with leaders around the world to advocate for education and help put in place the health care infrastructure needed to ensure increased access to better care for all people.

Innovation. Medtronic has vast expertise and capabilities, and a strong heritage of providing patients and physicians with some of the most innovative products in medical technology. Our investment in research and development is unparalleled in our industry. However, we will sharpen our focus on opportunities for innovation that drive higher quality while concurrently reducing cost and increasing access for patients. To that effect, we will increase our efforts to enhance the clinical and economic value of our products. This will accelerate adoption of important medical technology advances, thus saving more lives.

Execution. Enhancing globalization and innovation will take some time, but better execution is something we can all focus on today. While we have enviable share positions in many areas, I am convinced we can and must do better. This starts by ensuring we have the right operating framework in place and holding each other accountable for results. We will also maintain a relentless focus on the quality and reliability of our products. Importantly, increased operational rigor will lead to more efficient use of resources, improved shareholder value, and enhanced patient care.

Unprecedented Opportunity

My first few months at Medtronic have validated what I heard from our employees and customers across the globe — the need for what we do has never been greater. We have the opportunity to improve human health around the world, and at the same time to create shareholder value. Given the sense of purpose and passion instilled in us by our Mission, there is no question we will contribute to combating the global burden of chronic disease. Reigniting growth by accelerating global expansion and optimizing innovation is central to alleviating pain, restoring health, and extending life. I am proud to be leading such an exceptional company and look forward to engaging with you in the months and years ahead.

Sincerely,

Omar Ishrak
Chairman and Chief Executive Officer






MEDIZINISCHE KLINIK

INNOVATION HAS MANY FACES.





EVERY DAY, WE'RE INSPIRED BY THE MANY FACES OF GLOBAL HEALTH CARE: PATIENTS, DOCTORS, ADMINISTRATORS, CAREGIVERS, SUPPLIERS, INSURANCE PROVIDERS, GOVERNMENTS, AND CONCERNED COMMUNITIES. THESE ARE THE PEOPLE MOST AFFECTED BY CHRONIC DISEASE, A GROWING PANDEMIC THAT IS STRAINING HEALTH CARE SYSTEMS AND WEAKENING GLOBAL ECONOMIES.

So we're working across borders and across disciplines to continually deliver collaborative innovations — new therapies, processes, and programs that are improving the way the world views, prevents, and treats chronic disease.




Lead Line 2







People with high blood pressure are at increased risk of developing life-threatening conditions such as stroke or heart attack. Yet for hundreds of millions of sufferers, first-line therapies — diet, exercise, and medication — aren't enough to bring their blood pressure under control. So we invested in an innovative, catheter-based treatment* for high blood pressure.

I am the face of prevention.

The treatment, called renal denervation, addresses a key contributor to high blood pressure, also known as hypertension: overactive sympathetic nerves. Renal denervation uses low-power radio frequency energy to selectively silence these nerves leading into and out of the kidneys.

This pioneering procedure is minimally invasive and doesn't require an implant. Studies† have shown that renal denervation, in combination with medication, resulted in a significant and sustained drop in blood pressure compared with medication alone.

To make renal denervation available to more patients with uncontrolled hypertension, we recently purchased Ardian, a California-based company that already had the technology for this treatment on the market in some geographies. Its Symplicity catheter system became available commercially in Europe and Australia in 2010 and has been enthusiastically welcomed by the medical community. We plan to begin a U.S. clinical trial of renal denervation for the treatment of uncontrolled hypertension in late 2011.

While treating uncontrolled hypertension alone makes this therapy a worthwhile investment, renal denervation also holds promise for other conditions that stem from overactive sympathetic nerves, such as kidney failure, diabetes, and heart failure.

Renal denervation* delivers low-power radio frequency energy to sympathetic nerves just outside the kidneys, essentially disabling them from sending the signals that cause high blood pressure.



* Not approved for commercial distribution in the United States.

† See page 99 for references.





Developed by our Ardian business, renal denervation is changing the way physicians help people like Monika Kraus of Homburg, Germany, better control their high blood pressure.



Our latest spinal systems maximize the effectiveness of neurosurgeons, such as Dr. Bradford Mullin with Central Ohio Neurological Surgeons in Columbus, Ohio.



Neurosurgeons play a key role in spinal patient outcomes. Our job is to provide them with the best-designed tools possible. Our latest spinal products can be integrated with other advanced technologies, allowing neurosurgeons to adapt spinal surgery for each patient while improving the placement of implants.

I am the face of advanced care.

Our advanced spinal fixation system takes neuroscience to the next level by integrating several of Medtronic's core technologies. Key components include:

MINIMALLY INVASIVE SURGICAL TECHNOLOGIES
Neurosurgeons can perform spinal surgery through small incisions rather than large incisions, resulting in smaller scars, less blood loss, and a reduced length of hospital stay.

BROAD RANGE OF IMPLANT SIZES
We offer numerous sizes and strengths of rods to help stablize the spine so neurosurgeons can select the therapy best suited for each patient's condition and anatomy.

POWERED SURGICAL INSTRUMENTS
With some spinal surgeries lasting up to 10 hours, powered instruments help reduce neurosurgeon fatigue compared to manual instruments.

NAVIGATION AND IMAGE GUIDANCE SYSTEM
Our O-arm Surgical Imaging System provides a 3-D view inside the patient's anatomy, allowing surgeons to verify screw placement during surgery. In addition, unlike with standard fluoroscopy imaging techniques, operating staff can leave the room during image capture to reduce their exposure to radiation.

ELECTRONIC DEVICE IDENTIFICATION
Similar to barcodes, this technology provides electronic tracking and documentation of device part and lot numbers to support hospitals' quality management and patient safety efforts.

NERVE MONITORING SYSTEM
The system provides accurate and immediate warning of potential harm to the patient's critical neural pathways, helping reduce the risk of nerve damage.

"With today's advanced technologies, we're able to perform very complex procedures to realign the spine, but that also increases the risk of compromising nerves along the spine," said Dr. Bradford Mullin, Senior Neurosurgeon with Central Ohio Neurological Surgeons and Director of Neurosurgery at Mount Carmel East Hospital in Columbus, Ohio. "I use nerve monitoring to give me an added degree of confidence that the screws are in the right place and there is no nerve damage."

Another benefit of nerve monitoring is with larger patients, he added. "How they're positioned on the operating table can compromise peripheral nerves, such as those near the shoulder. Larger patients used to routinely wake up from spinal surgery with numb hands. With nerve monitoring, I can see if their brachial plexus is at risk and reposition their shoulder to prevent numbness."



Nowhere is the issue of chronic disease more pressing than in Asia. It accounts for eight of every 10 deaths, and the economic strain threatens to undermine development of many emerging markets. To help reduce the burden of chronic disease, we're collaborating with local governments and communities to make advanced medical therapies more accessible, and to train doctors how to use them.

I am the face of an emerging market.

While Medtronic has been doing business in Asia for more than 30 years, we recently began a new era of tackling chronic disease in the region by making significant investments in facilities and educational programs.

There is demand for both medical products and knowledge. Our efforts include several innovative ways to help train physicians and increase public awareness about how to treat chronic diseases. Key initiatives include:

Manufacturing facility and education center in Singapore

Singapore is an ideal location for manufacturing because of its skilled labor pool and central location, which makes distribution efficient and cost-effective. Initially, 120 employees are producing cardiac devices, and we expect to produce other devices here in the future. We also opened an education center, where 500 physicians a year are gaining hands-on experience with the latest technologies.

Greater China headquarters and innovation experience center in Shanghai

The Chinese government awarded us regional headquarters status, giving us a higher-level platform for further development in this growing market. It includes a state-of-the-art training facility, where 9,000 physicians a year gain hands-on experience through a virtual cath lab, surgical room, and training courses. We also are exploring electronic training capabilities to better serve the many remote areas of China. Today, the Shanghai facility houses 600 employees, and we expect to add 1,000 more in the next five years.

Beijing patient care centre

We opened this hands-on education center in 2010 to help Chinese patients better understand the therapies available to them. Working with physicians and Medtronic representatives, patients get to see and touch the latest medical technologies through multimedia and 3-D models. The facility has been so successful that several hospitals have asked us to set up similar centers in their facilities.

India headquarters in Mumbai

Largely driven by cardiovascular disease and diabetes epidemics in India, we're rapidly increasing our efforts in the country. We moved into a new, larger headquarters in 2011 and will be adding more than 500 employees over the next five years. We also plan to train more than 4,000 implanters and surgeons in that time through advanced training centers and hospital workshops.


Singapore


Shanghai


Beijing


Mumbai



Employees like Sarah Bandiola are helping combat chronic disease in Asia by producing much-needed cardiac devices in our new Singapore manufacturing facility.



Dr. Robert Emery of St. Joseph's Hospital in St. Paul, Minnesota, is a leading advocate for eliminating blood transfusions during cardiac surgeries. Medtronic is helping hospitals accomplish this through an innovative education program.

For decades, health care practitioners were taught that, in many cases, giving blood to a patient was a good thing. But recent studies and publications have shown that blood transfusions can result in costly and even fatal complications. In response, medical societies have issued guidelines for limiting blood product use in cardiac surgeries. Following the guidelines can be a daunting task for hospitals, so we're helping them through an innovative program called the Rethinking Blood Conservation (RBC) Initiative.

I am the face of accountable health care.

Our RBC Initiative professionals educate and support hospital administrators and surgical teams as they implement a multi-pronged approach to blood conservation during cardiac surgeries—which have, historically, consumed up to 20 percent of the United States' blood supply. We support our hospital partners as they incorporate any or all of the following blood conservation tactics:

- » Benchmarking and other measurement tools used by hospitals to assess the patient and financial impact of blood conservation efforts.
- » Training and education programs to increase awareness of societal guidelines and recommended clinical practices.
- » Devices that wash the patient's blood during cardiac surgeries.
- » Technologies that protect the patient's blood from the stress of an operation, including a device that acts as the patient's heart during surgery.

We believe that by helping hospitals improve blood management during cardiac surgeries, we can help them positively impact patient outcomes.[1]

One example is St. Joseph's Hospital in St. Paul, Minnesota, which started a bloodless surgery program in early 2011. The hospital has implemented several changes in techniques and products, including the Medtronic Resting Heart System, which supports the patient's heart and lungs during surgery. The program is designed to reduce the need for blood transfusion and minimize blood contact with foreign surfaces, thereby lowering the risk of inflammation.

"We worked closely with Medtronic representatives to adapt the machine to our needs, and they helped educate our surgical team on the complexities of the system," said Dr. Robert Emery, Medical Director of Cardiovascular Surgery at St. Joseph's. "As a result of our various blood management efforts, our average per-procedure transfused blood use went from 80 percent to 20 percent within five months."

Dr. Emery is also sharing his experience with other hospitals in an effort to change conventional thinking. "We were all trained to think that giving transfused blood to a patient was a good thing. Now there's an effort to reduce the use of blood, but we need to change that thinking, too," he said. "We need to eliminate the use of blood during surgery—period."

[1] Ranucci R, Giuseppe I. Minimally invasive cardiopulmonary bypass: does it really change the outcome? *Critical Care.* 2007;11:R45



Until recently, nearly 100,000 people worldwide with severe narrowing of their aortic heart valves could not have their ailing valves replaced. Because of age or other medical conditions, they aren't eligible for open-heart surgery. We're giving them the chance for a longer life with a transcatheter aortic valve that doesn't require surgery.*

I am the face of possibility.

To effectively help these heart valve disease patients, we offer a nonsurgical procedure in which the artificial valve is compressed into and delivered via a catheter less than one-quarter inch in diameter. (See diagram below right.)

We introduced the world's first transcatheter heart valve back in 2006 with a pulmonary valve.** Our next priority was to get a transcatheter aortic valve to market as soon as possible, because one-third of the people who need replacement aortic valves aren't eligible for the only other effective option: traditional open-heart surgery.

We acquired two companies to help us meet that goal: Ventor Technologies, Ltd., a developer of transcatheter aortic heart valve technologies, and CoreValve, Inc., a company with a transcatheter aortic valve that was already available in many countries outside the United States and had strong market share in Europe. Both technologies include a self-expanding design — the platform of the future — which helps make the system smaller and less invasive. The next-generation platform also will allow for potential future improvements, such as better positioning of the valve.

We're currently conducting clinical trials for the CoreValve System in the United States to gain FDA approval.



Transcatheter heart valves allow physicians to replace aortic valves without opening the chest. The artificial valve is delivered inside a catheter, which typically is inserted into the femoral artery in the groin and threaded up to the heart, where it is expanded into place and immediately begins taking over for the patient's native valve.

* Not approved for commercial distribution in the United States.

** The Melody Transcatheter Pulmonary Valve is approved under a Humanitarian Device Exemption in the United States.





At age 78, Norma Alessandria of Buenos Aires, Argentina, was considered ineligible for open-heart surgery to replace her narrowing aortic heart valve. Instead, she was able to have it replaced nonsurgically with our transcatheter aortic valve.

Sudden cardiac arrest (SCA) is the leading cause of death among U.S. student athletes, and today only one in 10 survives. To help save more lives, the Medtronic Foundation is collaborating with the Minnesota State High School League in an unprecedented pilot program. It provides turnkey emergency response plans and training protocols to help coaches and athletes respond to life-threatening SCA emergencies in the first critical minutes.



By implementing the "Anyone Can Save a Life" program at his Minnesota high school, Athletic Director Craig Anderson is a key reason a visiting basketball player survived sudden cardiac arrest (SCA). The program is part of a larger Medtronic Foundation effort called HeartRescue that works with state and national partners to improve SCA survival rates.

I am the face of readiness.

Craig Anderson is a reluctant hero. The athletic director at Dilworth-Glyndon-Felton High School says he was simply doing his job, following steps outlined in the "Anyone Can Save a Life" program: install automated external defibrillators (AEDs), implement an emergency action plan, and train coaches and athletes in CPR.

"Like many of my peers, I was slow in implementing the program," Anderson said. "We acquired four AEDs and I started an action plan, but hadn't gotten around to CPR training. When the worst injuries you've seen are broken bones and concussions, it's hard to imagine a life-threatening incident happening at school."

But one did. During a basketball game in 2011, a visiting player suddenly collapsed from SCA. Luckily, a nurse rushed from the stands and started CPR. At the same time, Anderson and designated staff and students followed the emergency plan: someone called 911, someone got an AED, someone was at the door directing paramedics. The basketball player survived and today has a Medtronic implantable cardioverter defibrillator (ICD) to help prevent another SCA episode.

The traumatic incident motivated Anderson to fast-track CPR training and he's working to get an AED at each of the school's seven athletic locations. "This issue can't be on the back burner any longer," he said. "While we wish we could have expert medical care at all school events, we don't have that luxury. Saving lives falls on our shoulders."

Financial Section

Table of Contents

Financial Highlights

	Fiscal Year				
(dollars in millions, except per share data)	2007	2008	2009	2010	**2011**
Net sales	$12,299	$13,515	$14,599	$15,817	**$15,933**
Net earnings[2]	2,703	2,138	2,070	3,099	**3,096**
Special charges, restructuring charges, certain litigation charges, net, acquisition-related items, non-cash charge to interest expense due to the accounting rules governing convertible debt, and certain tax adjustments[1] (net of income taxes)	94	835	1,213	478	**538**
Net earnings excluding special charges, restructuring charges, certain litigation charges, net, acquisition-related items, non-cash charge to interest expense due to the accounting rules governing convertible debt, and certain tax adjustments[2]	2,797	2,973	3,283	3,577	**3,634**
Diluted earnings per share, as reported[2]	2.32	1.87	1.84	2.79	**2.86**
Special charges, restructuring charges, certain litigation charges, net, acquisition-related items, non-cash charge to interest expense due to the accounting rules governing convertible debt, and certain tax adjustments per diluted share	0.09	0.73	1.08	0.43	**0.50**
Diluted earnings per share excluding special charges, restructuring charges, certain litigation charges, net, acquisition-related items, non-cash charge to interest expense due to the accounting rules governing convertible debt, and certain tax adjustments[2]	2.41	2.60	2.92	3.22	**3.36**
Dividends per share	0.44	0.50	0.75	0.82	**0.90**
Return on equity	25.1%	18.2%	16.5%	22.3%	**20.2%**
Research and development expense	$ 1,239	$ 1,275	$ 1,355	$ 1,460	**$ 1,508**
Closing stock price	53.60	49.42	29.58	43.69	**41.75**

(1) See Notes 2, 3, 4, and 16 to the consolidated financial statements for further discussion.

(2) Net earnings were flat over the same period in the prior fiscal year and diluted earnings per share increased by 3 percent, over the same period in the prior fiscal year. After adjusting for the impact due to special charges, restructuring charges, certain litigation charges, net, acquisition-related items, non-cash interest expense due to the accounting rules governing convertible debt, and certain tax adjustments, adjusted net earnings and adjusted net earnings per share increased 2 percent and 4 percent, respectively, over the same period in the prior fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Understanding Our Financial Information

The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Medtronic, Inc. (Medtronic or the Company, or we, us, or our). You should read this discussion and analysis along with our consolidated financial statements and related Notes thereto as of April 29, 2011 and April 30, 2010 and for each of the three fiscal years ended April 29, 2011, April 30, 2010, and April 24, 2009.

Organization of Financial Information Management's discussion and analysis, presented on pages 18 to 44 of this report, provides material historical and prospective disclosures designed to enable investors and other users to assess our financial condition and results of operations.

The consolidated financial statements are presented on pages 47 to 97 of this report, and include the consolidated statements of earnings, consolidated balance sheets, consolidated statements of shareholders' equity, consolidated statements of cash flows and the related Notes, which are an integral part of the consolidated financial statements.

Financial Trends Throughout this management's discussion and analysis, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We refer to these transactions and events as special charges (such as asset impairments or contributions to The Medtronic Foundation), restructuring charges, certain litigation charges, net, acquisition-related items, or certain tax adjustments. These charges, or benefits, result from facts and circumstances that vary in frequency and/or impact to operations. While understanding these charges or benefits is important to understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special charges, restructuring charges, certain litigation charges, net, acquisition-related items, and certain tax adjustments is necessary in order to estimate the likelihood that financial trends may continue.

Our fiscal year-end is the last Friday in April, and therefore, the total weeks in a fiscal year can fluctuate between 52 and 53 weeks. Fiscal years 2011 and 2009 were 52-week years. Fiscal year 2010 was a 53-week year. As a result, fiscal year 2011 results included one less week than the same period in the prior year, resulting in an unfavorable impact on our fiscal year 2011 net sales growth.

Executive Level Overview

We are the global leader in medical technology — alleviating pain, restoring health, and extending life for millions of people around the world. We develop, manufacture, and market our medical devices in more than 120 countries. Our primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

In the third quarter of fiscal year 2010, we consolidated our businesses into two operating groups. This structure further advances our goal to capitalize on existing synergies related to customers and technologies across each business. The creation of these two operating groups did not change how we internally managed and reported the results of these businesses in fiscal year 2010. Starting in the first quarter of fiscal year 2011, due to changes in how we internally manage and report the results of these businesses, we began to operate under two reportable segments and two operating segments, the Cardiac and Vascular Group (composed of the Cardiac Rhythm Disease Management (CRDM), CardioVascular, and Physio-Control businesses) and the Restorative Therapies Group (composed of the Spinal, Neuromodulation, Diabetes, and Surgical Technologies businesses).

Net earnings for the fiscal year ended April 29, 2011 were $3.096 billion, or flat compared to net earnings of $3.099 billion for the fiscal year ended April 30, 2010. Diluted earnings per share were $2.86, or an increase of 3 percent compared to diluted earnings per share of $2.79 for the fiscal years ended April 29, 2011 and April 30, 2010, respectively. Fiscal year 2011 net earnings included after-tax restructuring charges, certain litigation charges, net, and acquisition-related items that decreased net earnings by $432 million and had a $0.39 impact on diluted earnings per share. Fiscal year 2010 net earnings included after-tax restructuring charges, certain litigation charges, net, and acquisition-related items that decreased net earnings by $374 million and had a $0.34 impact on diluted earnings per share. See further discussion of these charges/benefits in the "Special Charges, Restructuring Charges, Certain Litigation Charges, Net, Acquisition-Related Items, and Certain Tax Adjustments" section of this management's discussion and analysis.

	Net Sales		
	Fiscal Year		
(dollars in millions)	**2011**	2010	% Change
Cardiac and Vascular Group	**$ 8,544**	$ 8,557	—%
Restorative Therapies Group	**7,389**	7,260	2
Total Net Sales	**$15,933**	$15,817	1

Net sales in fiscal year 2011 were $15.933 billion, an increase of 1 percent from the prior fiscal year. Foreign currency translation had a favorable impact of $12 million on net sales when compared to the prior fiscal year. The extra selling week in the prior fiscal year had an unfavorable impact on current fiscal year net sales growth. Although we cannot precisely calculate the effect of the extra selling week across each of our businesses, we estimate it had a $200 million unfavorable impact on net sales when comparing the current fiscal year to the prior fiscal year. Net sales growth for fiscal year 2011 was driven by a 2 percent increase in the Restorative Therapies Group compared to the prior fiscal year. The Cardiac and Vascular Group's performance was flat compared to the prior fiscal year. The Restorative Therapies Group's performance was primarily a result of strong net sales in Diabetes and Surgical Technologies partially offset by softer net sales in Spinal. Specifically, performance was also impacted by the continued macroeconomic downturn, increased payor scrutiny, competition, and the recent launch of notable products. The Cardiac and Vascular Group's performance was a result of strong sales in our CardioVascular and Atrial Fibrillation Solutions (AF Solutions) businesses, offset by declines in CRDM defibrillation systems and pacing systems. Additionally, performance was impacted by pricing pressures due to competition, slowing of certain market growth rates, and reduced reimbursement in certain countries including Japan, where R-Zone and foreign reference pricing changes resulted in a decline in our selling prices. Net sales growth for fiscal year 2011 was also impacted by a CRDM competitor's stop shipment in the prior fiscal year. Net sales outside the United States (U.S.) were $6.813 billion compared to $6.451 billion for the prior fiscal year. Growth outside the U.S. continued to be strong, with five of our businesses achieving positive growth rates as well as three of those businesses achieving double-digit growth rates. See our discussion in the "Net Sales" section of this management's discussion and analysis for more information on the results of our operating segments.

We remain committed to our Mission of developing lifesaving and life-enhancing therapies to alleviate pain, restore health, and extend life. The diversity and depth of our current product offerings enable us to provide medical therapies to patients worldwide. We work to improve patient access through well-planned studies which show the safety, efficacy, and cost-effectiveness of our therapies, and our alliances with patients, clinicians, regulators, and reimbursement agencies. Our investments in research and development, strategic acquisitions, expanded clinical trials, and infrastructure provide the foundation for our growth. We are confident in our ability to drive long-term shareholder value using principles of our Mission, our strong product pipelines, and our continued commitment to innovative research and development.

Critical Accounting Estimates

We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, asset impairment, legal proceedings, in-process research and development (IPR&D), contingent consideration, warranty obligations, product liability, self-insurance, pension and post-retirement obligations, sales returns and discounts, stock-based compensation, valuation of equity and debt securities, and income tax reserves are updated as appropriate, which in most cases is quarterly. We base our estimates on historical experience, actuarial valuations, or various assumptions that are believed to be reasonable under the circumstances.

Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made, and (2) material changes in the estimates are reasonably likely to occur from period to period. Our critical accounting estimates include the following:

Legal Proceedings We are involved in a number of legal actions involving both product liability and intellectual property disputes. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, that could require significant expenditures or result in lost revenues. In accordance with U.S. GAAP, we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Our significant legal proceedings are discussed in Note 16 to the consolidated financial statements. While it is not possible to predict the outcome for most of the matters discussed in Note 16 to the consolidated financial statements, we believe it is possible that costs associated with them could have a material adverse impact on our consolidated earnings, financial position, or cash flows.

Tax Strategies Our effective tax rate is based on income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may or may not prevail. These reserves are established and adjusted in accordance with the principles of U.S. GAAP. Under U.S. GAAP, if we determine that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50 percent likely of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. We regularly monitor our tax positions and tax liabilities. We reevaluate the technical merits of our tax positions and recognize an uncertain tax benefit, or derecognize a previously recorded tax benefit, when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. Although we believe that we have adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on our effective tax rate in future periods.

In the event there is a special or restructuring charge, certain litigation charge, net, and/or acquisition-related items recognized in our operating results, the tax cost or benefit attributable to that item is separately calculated and recorded. Because the effective rate can be significantly impacted by these discrete items that take place in the period, we often refer to our tax rate using both the effective rate and the non-GAAP nominal tax rate. The non-GAAP nominal tax rate is defined as the income tax provision as a percentage of earnings before income taxes, excluding special and restructuring charges, certain litigation charges, net, acquisition-related items, and certain tax adjustments. We believe this resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare our recurring results over multiple periods. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.

Tax regulations require certain items to be included in the tax return at different times than when those items are required to be recorded in the consolidated financial statements. As a result, our effective tax rate reflected in our consolidated financial statements is different than that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our consolidated statements of earnings. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in our consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on our tax return but has not yet been recognized as an expense in our consolidated statements of earnings.

The Company's overall tax rate including the tax impact of restructuring charges, certain litigation charges, net, and acquisition-related items has resulted in an effective tax rate of 16.8 percent for fiscal year 2011. Excluding the impact of the restructuring charges, certain litigation charges, net, and acquisition-related items, our operational and tax strategies have resulted in a non-GAAP nominal tax rate of 17.1 percent versus the U.S. Federal statutory rate of 35.0 percent. An increase in our non-GAAP nominal tax rate of 1.0 percent would have resulted in an additional income tax provision for the fiscal year ended April 29, 2011 of approximately $43 million. See the discussion of our tax rate and tax adjustments in the "Income Taxes" section of this management's discussion and analysis.

Valuation of IPR&D, Contingent Consideration, Goodwill, and Other Intangible Assets When we acquire a business, the purchase price is allocated, as applicable, among IPR&D, other identifiable intangible assets, net tangible assets, and goodwill as required by U.S. GAAP. IPR&D is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates. The amount of the purchase price allocated to IPR&D and other intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods. For IPR&D, these valuation methodologies include consideration of the risk of the project not achieving commercial feasibility.

Contingent consideration is recorded at the acquisition date at the estimated fair value of the contingent consideration milestone payments for all acquisitions subsequent to April 24, 2009. The acquisition date fair value is measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recorded as income or expense in the *acquisition-related items* within our consolidated statements of earnings.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of acquired businesses. Goodwill is tested for impairment annually or more frequently if changes in circumstance or the occurrence of triggering events suggest that the carrying amount may be impaired.

The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment test are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value, including projected future cash flows. Goodwill was $9.537 billion and $8.391 billion as of April 29, 2011 and April 30, 2010, respectively.

Other intangible assets include patents, trademarks, purchased technology, and IPR&D. Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from three to 20 years. We review all intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $2.777 billion and $2.559 billion as of April 29, 2011 and April 30, 2010, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

Net Sales

The table below illustrates net sales by product line and operating segment for fiscal years 2011, 2010, and 2009:

	Net Sales Fiscal Year			Net Sales Fiscal Year		
(dollars in millions)	**2011**	2010	% Change	2010	2009	% Change
Defibrillation Systems	**$ 2,962**	$ 3,167	(6)%	$ 3,167	$ 2,962	7%
Pacing Systems	**1,901**	1,987	(4)	1,987	1,984	—
Other	**147**	114	29	114	68	68
CARDIAC RHYTHM DISEASE MANAGEMENT	**5,010**	5,268	(5)	5,268	5,014	5
Coronary and Peripheral	**1,591**	1,489	7	1,489	1,292	15
Structural Heart	**977**	880	11	880	747	18
Endovascular	**541**	495	9	495	398	24
CARDIOVASCULAR	**3,109**	2,864	9	2,864	2,437	18
PHYSIO-CONTROL	**425**	425	—	425	343	24
TOTAL CARDIAC AND VASCULAR GROUP	**8,544**	8,557	—	8,557	7,794	10
Core Spinal	**2,530**	2,632	(4)	2,632	2,560	3
Biologics	**884**	868	2	868	840	3
SPINAL	**3,414**	3,500	(2)	3,500	3,400	3
NEUROMODULATION	**1,592**	1,560	2	1,560	1,434	9
DIABETES	**1,347**	1,237	9	1,237	1,114	11
SURGICAL TECHNOLOGIES	**1,036**	963	8	963	857	12
TOTAL RESTORATIVE THERAPIES GROUP	**7,389**	7,260	2	7,260	6,805	7
TOTAL	**$15,933**	$15,817	1	$15,817	$14,599	8

In fiscal years 2011 and 2010, net sales were favorably impacted by foreign currency translation of $12 million and $113 million, respectively. The primary exchange rate movements that impact our consolidated net sales growth are the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities. See the "Market Risk" section of this management's discussion and analysis and Note 9 to the consolidated financial statements for further details on foreign currency instruments and our related risk management strategies.

Forward-looking statements are subject to risk factors. See "Risk Factors" set forth in our Annual Report on Form 10-K and "Cautionary Factors That May Affect Future Results" in this management's discussion and analysis for more information on these important risk factors.

Cardiac and Vascular Group The Cardiac and Vascular Group is composed of the CRDM, CardioVascular, and Physio-Control businesses. The Cardiac and Vascular Group's products include pacemakers, implantable defibrillators, leads and delivery systems, ablation products, electrophysiology catheters, products for the treatment of atrial fibrillation, information systems for the management of patients with CRDM devices, coronary and peripheral stents and related delivery systems, therapies for uncontrolled hypertension, endovascular stent graft systems, heart valve replacement technologies, tissue ablation systems, open heart and coronary bypass grafting surgical products, external defibrillators including manual defibrillator/monitors used by hospitals and emergency response personnel, and automated external defibrillators used in commercial and public settings for the treatment of cardiac arrest. The Cardiac and Vascular Group net sales for fiscal year 2011 were $8.544 billion, which is flat over the same period in the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $4 million compared to the prior fiscal year. The Cardiac and Vascular Group's performance was a result of strong sales in Coronary and Peripheral, Structural Heart, Endovascular, and AF Solutions, offset by declines in CRDM defibrillation systems and pacing systems. The Cardiac and Vascular Group's performance was impacted by strong international results from the AF Solutions, Structural Heart, Endovascular, and Coronary and Peripheral businesses offset by the continued macroeconomic downturn, pricing pressures due to competition, slowing of certain market growth rates, and reduced reimbursement in certain countries including Japan, where R-Zone and foreign reference pricing changes resulted in a decline in our selling prices. Net sales growth for fiscal year 2011 was negatively impacted by a CRDM competitor's stop shipment in the prior fiscal year and due to the extra selling week in the prior fiscal year, which impacted all businesses. See more detailed discussion of each business's performance below.

CRDM net sales for fiscal year 2011 were $5.010 billion, a decrease of 5 percent over the same period in the prior fiscal year. Worldwide net sales of our defibrillation system products declined primarily due to continued pricing pressures and a decline in the U.S. market in the second half of fiscal year 2011. Net sales growth for fiscal year 2011 was negatively impacted by a CRDM competitor's stop shipment in the prior fiscal year and due to the extra selling week in the prior fiscal year. Pricing pressures included negative impacts from the delay in the launch of the Protecta SmartShock (Protecta) family of devices in the U.S. and a shift in product mix from initial to replacement implants. The U.S. launch of Protecta was delayed as we awaited final resolution of the Mounds View U.S. Food and Drug Administration (FDA) warning letter and subsequent approval, which occurred in the fourth quarter of fiscal year 2011. Net sales of defibrillation system products were also negatively impacted by competitor product launches in certain international markets. The decline in worldwide net sales of our defibrillation system products was partially offset by net sales growth from the launch of Protecta outside the U.S., which received Conformité Européene (CE) Mark approval late in fiscal year 2010. Additionally, worldwide net sales of our pacing system products declined due to continued pricing pressures and an extra selling week in the prior fiscal year. Pricing pressures included a negative impact from R-Zone pricing changes in Japan and the delayed FDA approval and U.S. launch of the Revo Magnetic Resonance Imaging (MRI) pacing system. The decline in worldwide net sales of our defibrillation and pacing system products was partially offset by worldwide net sales growth of our other products primarily due to the U.S. launch of the Arctic Front Cardiac CryoAblation Catheter system (Arctic Front system) in the third quarter of fiscal year 2011 and strong AF Solutions growth in certain international markets.

CardioVascular net sales for fiscal year 2011 were $3.109 billion, an increase of 9 percent over the same period in the prior fiscal year. The increase in CardioVascular net sales was primarily due to growth outside the U.S. in our Coronary and Peripheral, Structural Heart, and Endovascular businesses. The primary contributors to net sales growth were driven by new product introductions including the Resolute drug-eluting stent and our Integrity bare metal stent within Coronary and Peripheral, the Endurant Abdominal and Valiant Captivia Thoracic Stent Graft Systems within Endovascular, as well as the recent launch in the U.S. of the Endurant Abdominal Stent Graft, and the continued acceptance outside the U.S. of our transcatheter valves within Structural Heart. Additionally, the acquisitions of ATS Medical, Inc. (ATS Medical) and Invatec S.p.A. (Invatec) contributed to the overall growth in net sales of the CardioVascular business.

Physio-Control net sales for fiscal year 2011 were $425 million, which is flat versus the same period in the prior fiscal year. Physio-Control's performance was impacted by pent-up demand upon resuming unrestricted global shipments in the fourth quarter of the prior fiscal year. Physio-Control's performance also continues to be affected by the slowdown in capital spending by certain governments as a result of the current global economic environment.

The Cardiac and Vascular Group net sales for fiscal year 2010 were $8.557 billion, an increase of 10 percent over the same period in the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $75 million compared to the prior fiscal year. The Cardiac and Vascular Group's performance was a result of strong sales across CardioVascular, CRDM, and Physio-Control. The Cardiac and Vascular Group's performance was impacted by balanced growth across each business and geography. Net sales growth for fiscal year 2010 also benefited from a CRDM competitor's stop shipment and due to the extra selling week in the first quarter, which impacted all businesses.

CRDM net sales for fiscal year 2010 were $5.268 billion, an increase of 5 percent over the same period in the prior fiscal year. Worldwide net sales of our defibrillation system products increased primarily due to net sales growth of our Vision 3D portfolio, primarily due to strong sales of Secura implantable cardioverter defibrillators (ICDs) and Consulta cardiac resynchronization therapy-defibrillators (CRT-Ds), the first quarter 2010 U.S. launch of the Attain Ability left-heart lead, and a continued shift in product mix towards CRT-Ds. Net sales growth for fiscal year 2010 was also impacted by a CRDM competitor's stop shipment in the fourth quarter and due to an extra selling week in the first quarter. The Secura ICDs and Consulta CRT-Ds feature OptiVol Fluid Status Monitoring (OptiVol) and Conexus wireless technology which allows for remote transfer of patient data and enables easier communication between the implanted device and programmer at the time of implant, during follow-up in a clinician's office, or remotely using a patient home monitor. The Attain Ability left-heart lead, which became commercially available in the U.S. in the first quarter of fiscal year 2010, offers a thin lead body, providing physicians a tool to deliver therapy to hard-to-reach areas of the heart in heart failure patients. Additionally, worldwide net sales performance of our pacing system products were flat for the fiscal year primarily due to modest growth outside the U.S. in the Adapta family of pacemakers offset by continued pricing pressures in the Japan market as a result of the Kappa/Sigma field action that was announced in early fiscal year 2010. The Adapta family of pacemakers incorporates several automatic features to help physicians improve pacing therapy and streamline the patient follow-up process, potentially minimizing the amount of time spent in a physician's office. Adapta offers Managed Ventricular Pacing, which is an atrial based pacing mode that significantly reduces unnecessary pacing in the right ventricle while providing the safety of a dual chamber backup if necessary. Clinical studies have suggested that reducing this unnecessary pacing in the right ventricle may decrease the risk of developing heart failure and atrial fibrillation, a potentially life-threatening irregular heartbeat.

CardioVascular net sales for fiscal year 2010 were $2.864 billion, an increase of 18 percent over the same period in the prior fiscal year. The increase in CardioVascular net sales was primarily due to growth outside the U.S. in our Coronary and Peripheral, Structural Heart, and Endovascular businesses. The increase in net sales was primarily the result of the fiscal year 2010 launch of Endeavor in Japan and strong sales of Endeavor and the Resolute drug-eluting stent outside the U.S. Endeavor and Resolute generated worldwide revenue of $767 million for the fiscal year compared to $603 million for the prior fiscal year. In addition, during fiscal year 2010 we entered into a buyout agreement with our coronary distributor in Japan. In order to settle a preexisting relationship with this distributor, a revenue reversal of $18 million was recorded in the first quarter of fiscal year 2010 related to inventory previously sold to the distributor. The increase in Endovascular net sales was primarily the result of increased sales in the U.S. of the Talent Abdominal Aortic Aneurysm Stent Graft System and Thoracic Stent Graft System and the Endurant Abdominal Stent Graft System outside the U.S. The Endurant Abdominal Stent Graft System expands the applicability of endovascular aortic repair to more patients with abdominal aortic aneurysms (AAA) by addressing those AAA patients whose aortas are highly angulated. The Endurant Abdominal Stent Graft System also enables treatment of patients with small or tortuous iliac arteries due to lower crossing profile of the delivery system. Additionally, the increase in Structural Heart net sales was primarily the result of net sales growth outside the U.S. from our transcatheter valves, tissue surgical valves, and cannulae products.

Physio-Control net sales for fiscal year 2010 were $425 million, an increase of 24 percent over the same period in the prior fiscal year. Net sales were driven by the LIFEPAK 15 monitor/defibrillator and by the resumption of unrestricted global shipments early in the fourth quarter of fiscal year 2010 following the lifting of FDA restrictions.

Looking ahead, we expect our Cardiac and Vascular Group should be impacted by the following:

- The recent slowdown in market growth rates. Our performance in the Cardiac and Vascular Group has been and will continue to be affected by continued market growth and our ability to increase or maintain our market position. The current Cardiac and Vascular Group market is impacted by increasing pricing pressures, competition, and slowing procedure growth.
- The recent slowdown in market growth rates for our U.S. defibrillation system products. We believe the U.S. market could be impacted during fiscal year 2012 by the ICD utilization article in the *Journal of the American Medical Association* and the hospital utilization investigation by the Department of Justice.
- Market acceptance of our Protecta family of devices which was launched outside the U.S. late in the fourth quarter of fiscal year 2010 and in the U.S. in the fourth quarter of fiscal year 2011. The Protecta portfolio leverages the already established Vision 3D platform to deliver a full suite of single, dual, and triple chamber defibrillators that include SmartShock Technology, a family of new Medtronic-exclusive algorithms that reduces the delivery of inappropriate shocks, which is a leading clinical request from physicians.
- Continued and future growth of the first pacing system developed specifically for use in MRI machines. During the fourth quarter of fiscal year 2010 we launched Advisa MRI SureScan, our next generation MRI pacing system in Europe and, early in the fourth quarter of fiscal year 2011, we received FDA approval for the Revo MRI SureScan, our first generation MRI pacing system in the U.S. Both Advisa MRI SureScan and Revo MRI SureScan are designed to address and mitigate interactions between the pacing system and the magnetic resonance imaging environment. We believe these MRI compatible products will help drive potential share gains and alleviate pricing pressures.

- Future growth from the launch of the Arctic Front system in the U.S. The Arctic Front system is a cryoballoon indicated for the treatment of drug refractory paroxysmal atrial fibrillation. The cryoballoon treatment involves a minimally invasive procedure that efficiently creates circumferential lesions around the pulmonary vein, which is the source of erratic electrical signals that cause irregular heartbeat.
- Continued acceptance of the Resolute drug eluting stent in markets outside the U.S.
- Launch of the new Integrity bare metal stent and Resolute Integrity drug eluting coronary stent in certain international markets. The Integrity platform features a laser-fused sinusoidal technology that is designed to significantly improve flexibility and conformability compared to the Driver stent and other technologies. Additionally, the Resolute Integrity drug eluting coronary stent was launched in Europe in August 2010. While the global stent market continues to experience year-over-year declines, to date we have been successful in gaining share with this stent platform in those geographies where the product has been approved.
- Future growth in the U.S. from the launch of the Endurant Abdominal Stent Graft System, which was approved and launched in the third quarter of fiscal year 2011. Early results indicate strong market acceptance.
- Further and future growth in the U.S. and Japan from the Talent Thoracic Stent Graft System. In the U.S., the Talent Thoracic Stent Graft System, on an improved delivery system, Captivia, was launched in the third quarter of fiscal year 2011. In addition, our Talent Abdominal Aortic Aneurysm Stent Graft System and improved delivery system, Xcelerant, for our Thoracic Stent Graft System was approved in Japan in the third quarter of fiscal year 2011.
- Sales growth outside the U.S. with continued acceptance of our next generation Endurant Abdominal Stent Graft System and our Valiant Captivia Thoracic Stent Graft System. Valiant Captivia Thoracic Stent Graft System received CE Mark approval and was commercially launched in the second quarter of fiscal year 2010.
- Continued acceptance of our CoreValve transcatheter heart valve technologies for the replacement of the aortic valve. CoreValve's Percutaneous Revalving System has received CE Mark approval and is currently available outside the U.S. Additionally, during the third quarter of fiscal year 2011 we started the CoreValve U.S. pivotal study.
- Continued contributions from Invatec and its affiliated companies into our CardioVascular business. We acquired Invatec and its affiliated companies in the fourth quarter of fiscal year 2010. Invatec is a developer of innovative medical technologies for interventional treatment of cardiovascular disease. We believe this acquisition has increased our competitive position in the peripheral vascular market.
- Continued integration of ATS Medical, which was acquired in the second quarter of fiscal year 2011. ATS Medical is a leading developer, manufacturer, and marketer of products and services focused on cardiac surgery, including heart valves and surgical cryoablation technology. We believe this acquisition should increase our competitive position in the structural heart market.
- Continued integration of Ardian, Inc. (Ardian), which was acquired near the end of the third quarter of fiscal year 2011. Ardian develops catheter-based therapies to treat uncontrolled hypertension and related conditions. Ardian's Symplicity Catheter System addresses uncontrolled hypertension through renal denervation, or ablation of the nerves lining the renal arteries. It has received CE Mark approval and Australia's Therapeutic Goods Administration listing. We believe this acquisition offers the opportunity to lead the development of renal denervation, augments our existing interventional therapies, and complements our catheter design and ablation technologies.
- Future divestiture of Physio-Control. In February 2011, we announced our intention to reinitiate our efforts to divest Physio-Control. We are pursuing a dual-path strategy, investigating both the option of an asset sale and the option to spin off the business to our shareholders.

Restorative Therapies Group The Restorative Therapies Group is composed of the Spinal, Neuromodulation, Diabetes, and Surgical Technologies businesses. Products in the Restorative Therapies Group include products for various areas of the spine, bone graft substitutes, biologic products, implantable neurostimulation therapies and drug delivery devices for the treatment of chronic pain, movement disorders, obsessive-compulsive disorder (OCD), overactive bladder, urinary retention, and gastroparesis, external insulin pumps, subcutaneous continuous glucose monitoring (CGM) systems, and products to treat conditions of the ear, nose, and throat. Additionally, this group manufactures and sells primarily image-guided surgery and intra-operative imaging systems. The Restorative Therapies Group net sales for fiscal year

2011 were $7.389 billion, an increase of 2 percent over the same period in the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $8 million when compared to the prior fiscal year. The Restorative Therapies Group's performance was primarily a result of strong net sales in Diabetes and Surgical Technologies partially offset by softer net sales in Spinal. The Restorative Therapies Group's performance was impacted by the continued macroeconomic downturn, increased payor scrutiny, competition, and the recent launch of notable products. Net sales growth for fiscal year 2011 was also negatively affected by the extra selling week in the prior fiscal year, which impacted all businesses. See more detailed discussion of each business's performance below.

Spinal net sales for fiscal year 2011 were $3.414 billion, a decrease of 2 percent over the same period in the prior fiscal year. The decrease in Spinal net sales was primarily due to the decline in INFUSE Bone Graft sales and the continued decrease in demand for Kyphon Balloon Kyphoplasty (BKP) driven in part by the articles on vertebroplasty in the *New England Journal of Medicine,* partially offset by growth in our Solera products and Biologics, which benefited from our acquisition of Osteotech, Inc. (Osteotech) during the third quarter of fiscal year 2011. We have also seen a decrease in the number of Spinal procedures as certain patients are postponing elective procedures due to the current macroeconomic and other factors. In addition, Spinal net sales were negatively impacted by continued pricing pressures and a challenging reimbursement environment in many of our major markets. These decreases were slightly offset by growth outside the U.S. including the positive impact from the joint venture with Shandong Weigao Group Medical Polymer Company Limited (Weigao). The joint venture distributes Medtronic's spinal products and Weigao's orthopedic products in China.

Neuromodulation net sales for fiscal year 2011 were $ 1.592 billion, an increase of 2 percent over the same period in the prior fiscal year. The increase in net sales was primarily due to the growth of Activa PC and RC deep brain stimulation (DBS) systems for movement disorders and InterStim Therapy for overactive bladder, urinary retention, and bowel control (outside the U.S.), partially offset by declines in pain management products.

Diabetes net sales for fiscal year 2011 were $1.347 billion, an increase of 9 percent over the same period in the prior fiscal year. Net sales increased worldwide led by international sales growth of 13 percent over the same period of the prior fiscal year. This was the result of continued growth for our MiniMed Paradigm Veo System (Veo) in certain markets outside the U.S. In addition, the MiniMed Revel System (Revel) contributed to the growth in the U.S. market. We also saw an increase in CGM sales worldwide.

Surgical Technologies net sales for fiscal year 2011 were $1.036 billion, an increase of 8 percent over the same period in the prior fiscal year. The increase in net sales was driven by strong performance worldwide across the portfolio of ENT, Power Systems, and Navigation product lines, as well as growth across capital equipment, disposables, and service.

The Restorative Therapies Group net sales for fiscal year 2010 were $7.260 billion, an increase of 7 percent over the same period in the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $38 million when compared to the prior fiscal year. The Restorative Therapies Group's performance was a result of strong net sales in Neuromodulation, Diabetes, and Surgical Technologies. The Restorative Therapies Group's performance was impacted by balanced growth across each business and geography. Net sales growth for fiscal year 2010 also benefited from the extra selling week in the first quarter, which impacted all businesses.

Spinal net sales for fiscal year 2010 were $3.500 billion, an increase of 3 percent over the same period in the prior fiscal year. The increase in net sales was primarily driven by further acceptance of our products for the thoracolumbar region of the spine. Thoracolumbar net sales growth for fiscal year 2010 was driven by worldwide net sales of the CD HORIZON LEGACY (CD HORIZON) and TSRH family of products. CD HORIZON net sales increased primarily from the increased use of our MAST line of less invasive technologies in the U.S. and outside the U.S. CD HORIZON is designed to provide procedural solutions for degenerative, deformity or trauma applications using color coded implants, unique minimally invasive instruments and ergonomic designs. Our market share in the Core Spinal business continues to experience pressure from the proliferation of smaller, public and privately-held companies competing in the market. Core Spinal net sales growth outside the U.S. for the fiscal year was positively impacted from our joint venture with Weigao. The joint venture, which distributes Medtronic's spinal products and

Weigao's orthopedic products in China, commenced operations at the end of the second quarter of fiscal year 2009. In addition, net sales growth was negatively impacted by the decrease in demand for BKP driven in large part by articles on vertebroplasty in the *New England Journal of Medicine.* BKP procedures are used to treat vertebral compression fractures. BKP using Kyphon instruments is presently used by spine specialists, including orthopedic surgeons and neurosurgeons, interventional radiologists and interventional neuroradiologists, who repair compression fractures of the spine caused by osteoporosis, cancer, benign lesions or trauma, through minimally invasive spine surgeries. Net sales were also driven by strong growth in Biologics, including MasterGraft and Progenix products. In addition, INFUSE Bone Graft sales modestly increased for the fiscal year, but were impacted by the negative mix due to growth in smaller kits. INFUSE Bone Graft contains a recombinant human morphogenetic protein, or rhBMP-2, that induces the body to grow its own bone, eliminating the need for a painful second surgery to harvest bone from elsewhere in the body. INFUSE Bone Graft is indicated for use in spinal fusion with certain Medtronic titanium interbody fusion devices for single-level lumbar degenerative disc disease, augmentations and for localized ridge augmentations for defects associated with extraction sockets.

Neuromodulation net sales for fiscal year 2010 were $1.560 billion, an increase of 9 percent over the same period in the prior fiscal year. Net sales were driven by increased worldwide sales of InterStim and Medtronic DBS Therapies, with ongoing momentum from Activa PC neurostimulator sales in Europe and its fiscal year 2010 launch in the U.S.

Diabetes net sales for fiscal year 2010 were $1.237 billion, an increase of 11 percent over the same period in the prior fiscal year. The increase in net sales resulted from the launch of Veo outside the U.S. and the launch of Revel in the U.S. during the third and fourth quarter of fiscal year 2010, respectively. There was also an increase in worldwide net sales of CGM systems worldwide. During fiscal year 2010, we reached settlement with the suppliers involved in the July 2009 recall of specific lots of Quick-set infusion sets that are used with the MiniMed Paradigm insulin pumps. The recall was initiated because the affected infusion sets may not allow the insulin pump to vent air pressure properly, which could potentially result in the device delivering too much or too little insulin. The recall did not have a significant impact to total net sales for fiscal year 2010.

Surgical Technologies net sales for fiscal year 2010 were $963 million, an increase of 12 percent when compared to the prior fiscal year. The increase in net sales for fiscal year 2010 was driven by strong performance worldwide in nerve monitoring products with the launch of the NIM 3.0 Nerve Monitoring System, power disposables and the continued success of the Fusion EM IGS System and the MR7 next generation pneumatic system, which is an advanced electromagnetic-based image-guided surgery system to facilitate sinus surgeries. Additionally, net sales for fiscal year 2010 increased as a result of service revenue worldwide, the continued adoption of the O-Arm Imaging System outside the U.S. and the StealthStation S7 worldwide with the launch of the Synergy Cranial 2.1 software. The O-Arm Imaging System is a multi-dimensional surgical imaging platform that is optimized for use in spine and orthopedic surgery. The StealthStation S7 System, launched in the first quarter of fiscal year 2009, offers personalized navigation support for surgeons and surgical staff in the operating room.

Looking ahead, we expect our Restorative Therapies Group should be impacted by the following:

- Growth of the various markets and our ability to grow consistently within those markets. Our performance in the Restorative Therapies Group has been and will continue to be affected by continued market growth and our ability to increase or maintain our market position. The current Restorative Therapies Group market is impacted by growth in procedural volumes partially offset by increasing pricing pressures and competition within the Spinal and Neuromodulation businesses.
- Market acceptance of innovative new products, including the Vertex Select product line, which was launched in the first quarter of fiscal year 2011, and our new Solera product line, which began a limited launch in the U.S. at the end of the second quarter of fiscal year 2010. During the fourth quarter of fiscal year 2011, we ramped up our launch of the Solera 4.75 system with a full market release. By the end of the fourth quarter of fiscal year 2011, the Solera 4.75 system had penetrated 30 percent of our U.S. Legacy system accounts.
- Continued acceptance of our BKP technology. We believe worldwide growth continues to be negatively impacted by the vertebroplasty articles in the *New England Journal of Medicine.* In addition, two new competitors entered the U.S. marketplace in fiscal year 2011.

- Market acceptance of new high pressure BKP balloons and syringes, curettes, and fixation materials in the Spinal business, which were launched during the second quarter of fiscal year 2011. In the fourth quarter of fiscal year 2010, we received regulatory clearance in Japan for BKP. Subsequent to receiving reimbursement approval, BKP was launched in Japan during the third quarter of fiscal year 2011. We expect a positive impact over time from the improvement in certain international markets, such as Japan. Market growth potential in Japan will be dependent upon additional investment and development of the market.

  Additionally, we remain focused on generating evidence to support the clinical and economic benefits for BKP. In February 2011, results from three BKP clinical studies were published, which continue to build the body of clinical evidence demonstrating the benefits of BKP over other surgical and non-surgical treatment options.
- Increased presence in China as a result of our joint venture with Weigao to distribute Medtronic's spinal products and Weigao's orthopedic products in China.
- Expected future growth in our Biologics business, driven by new products and by our acquisition of Osteotech, which closed in the third quarter of fiscal year 2011. Osteotech develops innovative biologic products for regenerative healing. .
- We continue to seek the FDA's approval to market our new bone graft product, AMPLIFY rhBMP-2 Matrix (AMPLIFY) for single-level, posterolateral spinal fusion procedures in patients with degenerative disc disease. In the third quarter of fiscal year 2011, the FDA sent us a letter advising that the FDA was not able to approve AMPLIFY at that time without additional information from us. We remain in active dialogue with the FDA to address the issues in its letter and are hopeful that the FDA will ultimately approve AMPLIFY.
- Any effects on our business from discussions in the medical literature, or inquiries from governmental authorities, relating to our INFUSE Bone Graft product. In June 2011, articles in a medical journal suggested that some physicians' peer-reviewed studies may have underreported complications and adverse events associated with INFUSE. These articles did not question the integrity of the data provided by Medtronic to the FDA for product approval or the disclosure of safety issues on the products' Instructions for Use for approved indications.
- Ability to consistently grow within the pain management market, which is characterized by significant competition. We remain focused on a number of key initiatives in the areas of product development and sales execution as well as therapy adoption growth, which we expect will sustain our market leadership.
- Continued and future acceptance of our current indications for Medtronic DBS Therapy for the treatment of movement disorders, Epilepsy (approved in Europe) and OCD. The DBS Therapy portfolio includes Activa PC, our small and advanced primary cell battery, and Activa RC, a rechargeable DBS device. Additionally, Activa SC was approved in the U.S. and Europe in fiscal year 2011.
- Continued acceptance of InterStim Therapy for the treatment of the symptoms of overactive bladder and urinary retention. InterStim Therapy for Bowel Control is also approved in Europe. InterStim Therapy for Bowel Control was approved by the FDA in the fourth quarter of fiscal year 2011 and launched in the first quarter of fiscal year 2012. Approximately 18 million patients suffer from fecal incontinence in the U.S., and very few treatment options exist for this condition.
- Continued acceptance of the RestoreSensor, which was launched in Europe during the fourth quarter of fiscal year 2010. In the U.S., a clinical trial was completed to support submission for FDA approval. Additionally, RestoreSensor was launched in Canada and Australia during fiscal year 2011. RestoreSensor is an innovative spinal cord stimulator featuring our exclusive AdaptiveStim technology, which addresses the need for spinal cord stimulation patients through automatically adapting stimulation to changes in body position and activity, and minimizes the need for manual stimulation adjustments.
- Continued acceptance from both physicians and patients of insulin-pump therapy and CGM therapy and continued acceptance and improved reimbursement of CGM technologies. Additionally, the Enlite sensor was launched in certain international markets in the fourth quarter of fiscal year 2011.
- Continued acceptance of new insulin pumps, including Veo, which offers low-glucose suspend that assists in protecting against the risk of hypoglycemia by automatically suspending insulin delivery when glucose falls below a specified threshold set by the user. Veo was launched throughout Asia and

Europe during fiscal year 2010. In addition, Revel was launched in the U.S. in the fourth quarter of fiscal year 2010. The launch of this system extended our line of sensor-augmented therapy options available on the market.

- Given the elective nature of an insulin pump and CGM for the management of diabetes and the possible high out-of-pocket costs to the customer, macroeconomic pressures could negatively impact the near-term sales growth within the Diabetes business.
- Continued acceptance of the StealthStation S7 and O-Arm Imaging Systems, especially with the launch of Synergy Spine 2.0 and the O-Arm 3.1.2 during fiscal year 2011.
- Market acceptance of the NIM 3.0 Nerve Monitoring System.

Costs and Expenses

The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year		
	2011	2010	2009
Cost of products sold	**24.6%**	24.1%	24.1%
Research and development	**9.5**	9.2	9.3
Selling, general, and administrative	**34.7**	34.2	35.3
Special charges	—	—	0.7
Restructuring charges	**1.6**	0.3	0.8
Certain litigation charges, net	**1.5**	2.4	4.9
Acquisition-related items	**0.1**	0.1	4.3
Other expense, net	**2.9**	3.0	2.7
Interest expense, net	**1.7**	1.6	1.3

Cost of Products Sold Cost of products sold was $3.912 billion in fiscal year 2011, representing 24.6 percent of net sales, reflecting an increase of 0.5 percentage points from fiscal year 2010. Cost of products sold as a percent of net sales was negatively impacted by 0.3 of a percentage point due to a shift in product mix, 0.3 of a percentage point primarily driven by unfavorable manufacturing variances, and 0.1 of a percentage point due to the $11 million cost of sales component of our fiscal year 2011 restructuring initiative, partially offset by 0.2 of a percentage point of favorable foreign currency translation. We continue to execute our five-year planned broad initiatives to reduce our cost of products sold by $1 billion by fiscal year 2012.

Cost of products sold was $3.812 billion in fiscal year 2010, representing 24.1 percent of net sales, reflecting no change from fiscal year 2009. Cost of products sold as a percent of net sales was positively impacted by 0.4 of a percentage point of favorable margin variance and 0.4 of a percentage point of favorable scrap and other product costs, offset by 0.4 of a percentage point of unfavorable inventory revaluation variance, 0.3 of a percentage point of unfavorable foreign currency translation, and 0.1 of a percentage point of unfavorable product mix variance.

Research and Development Consistent with prior periods, we have continued to invest in new technologies to drive long-term future growth by spending aggressively on research and development efforts. Research and development spending was $1.508 billion in fiscal year 2011, representing 9.5 percent of net sales, an increase of 0.3 of a percentage point from fiscal year 2010.

Research and development spending was $1.460 billion in fiscal year 2010, representing 9.2 percent of net sales, a decrease of 0.1 of a percentage point from fiscal year 2009.

We remain committed to developing technological enhancements and new indications for existing products, and less invasive and new technologies for new and emerging markets to address unmet medical needs. That commitment leads to our initiation and participation in many clinical trials each fiscal year as the demand for clinical and economic evidence increases. Furthermore, we expect our development activities to help reduce patient care costs and the length of hospital stays in the future. In addition to our investment in research and development, we continue to access new technologies in areas served by our existing businesses, as well as in new areas, through acquisitions, licensing agreements, alliances, and certain strategic equity investments.

Selling, General, and Administrative Fiscal year 2011 selling, general, and administrative expense was $5.533 billion, which as a percent of net sales increased by 0.5 percentage points from fiscal year 2010 to 34.7 percent. This increase was primarily driven by the effects of recent acquisitions, executive separation costs, and additional bad debt reserves in certain markets, including Greece. We continue to focus on several initiatives to leverage our expenses while continuing to invest in new product launches and adding to our sales force in faster growing businesses and emerging markets.

Fiscal year 2010 selling, general, and administrative expense was $5.415 billion, which as a percent of net sales decreased by 1.1 percentage points from fiscal year 2009 to 34.2 percent. For fiscal year 2010, our initiatives to leverage our cost structure helped reduce selling, general, and administrative expense. This decrease was partially offset by an increase in legal expenses driven by an increasing amount of government scrutiny on the medical device industry compared to the prior fiscal year.

Special Charges, Restructuring Charges, Certain Litigation Charges, Net, Acquisition-Related Items, and Certain Tax Adjustments We believe that in order to properly understand our short-term and long-term financial trends, investors may find it useful to consider the impact of special charges, restructuring charges, certain litigation charges, net, acquisition-related items, and certain tax adjustments. Special charges (such as contributions to The Medtronic Foundation), restructuring charges, certain litigation charges, net, acquisition-related items, and certain tax adjustments recorded during the previous three fiscal years were as follows:

	Fiscal Year		
(in millions)	**2011**	2010	2009
Special charges:			
Medtronic Foundation contribution	**$ —**	$ —	$ 100
Total special charges	**—**	—	100
Restructuring charges	**272**	57	123
Certain litigation charges, net	**245**	374	714
Acquisition-related items	**14**	23	621
Total special charges, restructuring charges, certain litigation charges, net, and acquisition-related items	**531**	454	1,558
Net tax impact of special charges, restructuring charges, certain litigation charges, net, acquisition-related items, and certain tax adjustments	**(99)**	(80)	(444)
Total special charges, restructuring charges, certain litigation charges, net, acquisition-related items, and certain tax adjustments, net of tax	**$432**	$374	$1,114

Special Charges In fiscal years 2011 and 2010, there were no special charges. In fiscal year 2009, consistent with our ongoing commitment to improving the health of people and communities throughout the world, we recorded a $100 million contribution to The Medtronic Foundation, which is a related party non-profit organization. The contribution to The Medtronic Foundation was paid in the fourth quarter of fiscal year 2009.

Restructuring Charges

Fiscal Year 2011 Initiative In the fourth quarter of fiscal year 2011, we recorded a $272 million restructuring charge, which consisted of employee termination costs of $177 million, asset write-downs of $24 million, contract termination fees of $45 million, and other related costs of $26 million. The fiscal year 2011 initiative was designed to restructure the business to align its cost structure to current market conditions and continue to position us for long-term sustainable growth. To reshape the business for growth, we scaled back our infrastructure in slower growing areas while continuing to invest in geographies, businesses, and products where faster growth is anticipated, such as emerging markets and new technologies. This initiative impacted most businesses and certain corporate functions. Included in the $177 million of employee termination costs were severance and the associated costs of continued medical benefits and outplacement services, as well as $15 million of incremental defined benefit pension and post-retirement related expenses for employees that accepted voluntary early retirement packages. For further discussion on the incremental defined benefit pension and post-retirement related expenses, see Note 14 to the consolidated financial statements. Of the $24 million of asset write-downs, $11 million related to inventory write-offs of discontinued product lines and production-related asset impairments and therefore was recorded within *cost of products sold* in the consolidated statement of earnings. Additionally, included in the other related costs is a $19 million intangible asset impairment related to the discontinuance of a product line within the CardioVascular business.

In connection with the fiscal year 2011 initiative, as of the end of the fourth quarter of fiscal year 2011, we had identified approximately 2,100 positions for elimination to be achieved through voluntary early retirement packages offered to employees, voluntary separation, and involuntary separation. Of the 2,100 positions identified, approximately 120 positions have been eliminated as of April 29, 2011. The fiscal year 2011 initiative is scheduled to be substantially complete by the end of the fourth quarter of fiscal year 2012 and is expected to produce annualized operating savings of approximately $225 million to $250 million. These savings will arise mostly from reduced compensation expense.

Fiscal Year 2009 Initiative In the fourth quarter of fiscal year 2009, we recorded a $34 million restructuring charge, which consisted of employee termination costs of $29 million and asset write-downs of $5 million. The fiscal year 2009 initiative focused on streamlining the organization and standardizing or centralizing certain functional activities which were not unique to individual businesses. This initiative was designed to streamline operations, by further consolidating manufacturing and eliminating certain non-core product lines, and to further align resources around our higher growth opportunities. This initiative impacted most businesses and certain corporate functions. Of the $5 million of asset write-downs, $3 million related to inventory write-offs and production-related asset impairments and therefore was recorded within *cost of products sold* in the consolidated statement of earnings. The employee termination costs of $29 million consisted of severance and the associated costs of continued medical benefits and outplacement services.

As a continuation of the fiscal year 2009 initiative, in the first quarter of fiscal year 2010, we incurred $72 million of incremental restructuring charges, which consisted of employee termination costs of $62 million and asset write-downs of $10 million. Included in the $62 million of employee termination costs was $9 million of incremental defined benefit pension and post-retirement related expenses for those employees who accepted early retirement packages. For further discussion on the incremental defined benefit pension and post-retirement related expenses, see Note 14 to the consolidated financial statements. Of the $10 million of asset write-downs, $7 million related to inventory write-offs and production-related asset impairments and therefore was recorded within *cost of products sold* in the consolidated statement of earnings.

In the fourth quarter of fiscal year 2010, we recorded a $12 million reversal of excess restructuring reserves related to the fiscal year 2009 initiative. This reversal was primarily a result of a higher than expected percentage of employees identified for elimination finding positions elsewhere within the Company.

In connection with the fiscal year 2009 initiative, as of the end of the first quarter of fiscal year 2010, we had identified approximately 1,500 positions for elimination which were achieved through early retirement packages offered to employees, voluntary separation, and involuntary separation. As of July 30, 2010, the fiscal year 2009 initiative was substantially complete and is expected to produce annualized operating savings of approximately $125 million, mostly from reduced compensation expense.

Global Realignment Initiative In the fourth quarter of fiscal year 2008, we began a global realignment initiative which focused on shifting resources to those areas where we had the greatest opportunities for growth and streamlining operations to drive operating leverage. The global realignment initiative impacted most businesses and certain corporate functions. Within our CRDM business, we reduced research and development infrastructure by closing a facility outside the U.S., reprioritizing research and development projects to focus on the core business and consolidating manufacturing operations to drive operating leverage. Within our Spinal business, we reorganized and consolidated certain activities where Medtronic's existing infrastructure, resources, and systems could be leveraged to obtain greater operational synergies. The global realignment initiative was also designed to further consolidate manufacturing of CardioVascular products, streamline distribution of products in select businesses, and reduce general and administrative costs in our corporate functions.

In the first quarter of fiscal year 2009, as a continuation of the global realignment initiative, we incurred $96 million of incremental restructuring charges, which consisted of employee termination costs of $91 million and asset write-downs of $5 million. The majority of the expense recognized in the first quarter of fiscal year 2009 related to the execution of our global realignment initiative outside the U.S. This included the realignment and elimination of certain personnel throughout Europe and the emerging markets and the closure of an existing facility in the Netherlands that was integrated into the U.S. operations. The remainder of the expense was associated with enhanced severance benefits provided to employees identified in the fourth quarter of fiscal year 2008. These incremental costs were not accrued in fiscal year 2008 because the enhanced benefits had not yet been communicated to the impacted employees.

In the fourth quarter of fiscal year 2009, we recorded a $7 million reversal of excess restructuring reserves related to the global realignment initiative. This reversal was primarily a result of favorable severance negotiations with certain employee populations outside the U.S. as well as a higher than expected percentage of employees identified for elimination finding positions elsewhere within the Company.

In the first quarter of fiscal year 2010, we recorded an $8 million reversal of excess restructuring reserves primarily as a result of favorable severance negotiations as well as a higher than expected percentage of employees identified for elimination finding positions elsewhere in the Company. This $8 million reversal of excess reserves was partially offset by a $5 million charge we recorded in the first quarter of fiscal year 2010 related to the further write-down of a non-inventory related asset resulting from the continued decline in the international real estate market.

In connection with the global realignment initiative, as of the end of the first quarter of fiscal year 2009, we had identified approximately 900 positions for elimination which were achieved through both voluntary and involuntary separation. As of October 30, 2009, the global realignment initiative was substantially complete and is expected to produce annualized operating savings of approximately $96 million. These savings will arise mostly from reduced compensation expense.

For additional information, see Note 3 to the consolidated financial statements.

Certain Litigation Charges, Net We classify material litigation reserves and gains recognized as certain litigation charges, net.

During fiscal year 2011, we recorded certain litigation charges, net of $245 million related primarily to a $221 million settlement involving the Sprint Fidelis family of defibrillation leads and accounting charges for Other Matters litigation. The Sprint Fidelis settlement related to the resolution of certain outstanding product liability litigation related to the Sprint Fidelis family of defibrillation leads that were subject to a field action announced October 15, 2007.

During fiscal year 2010, we recorded certain litigation charges, net of $374 million related to settlements with Abbott Laboratories (Abbott) and W.L. Gore & Associates, Inc. (Gore). The Abbott settlement accounted for $444 million in litigation charges and the Gore settlement accounted for a $70 million litigation gain. The Abbott settlement related to the global resolution of all outstanding intellectual property litigation. The terms of the Abbott agreement stipulate that neither party will sue the other in the field of coronary stent and stent delivery systems for a period of at least 10 years, subject to certain conditions. Both parties also agreed to a cross-license of the disputed patents within the defined field. The $444 million settlement amount included a $400 million payment made to Abbott and a $42 million success payment made to evYsio Medical Devices, LLC (evYsio). In addition, a $2 million payment was made to evYsio in connection with an amendment to the parties' existing agreement in order to expand the scope of the definition of the license field from evYsio. We paid the settlement in the second quarter of fiscal year 2010. The Gore settlement related to the resolution of outstanding patent litigation related to selected patents in Medtronic's Jervis and Wiktor patent families. The terms of the agreement stipulate that neither party will sue the other in the defined field of use, subject to certain conditions. We granted Gore a worldwide, irrevocable, non-exclusive license in the defined field of use. In addition and subject to certain conditions, Gore began paying us quarterly payments in January 2010 that will continue through the fiscal quarter ending October 2018.

During fiscal year 2009, we incurred four certain litigation charges, net totaling $714 million. The first charge of $178 million related to litigation with DePuy Spine (formerly DePuy/AcroMed), a subsidiary of Johnson & Johnson (J&J), and Biedermann Motech GmbH (collectively, DePuy) regarding patent infringement claims stemming from the Vertex line of multiaxial screws. On June 1, 2009, the U.S. Court of Appeals for the Federal Circuit affirmed the December 2007 ruling of infringement and awarded damages based on lost profits, but reversed certain elements of the original 2007 award. Prior to the U.S. Court of Appeals' decision, we had not recorded expense related to the damages awarded in 2007 as we did not believe that an unfavorable outcome in this matter was probable under U.S. GAAP. As a result of the U.S. Court of Appeals' decision, we recorded a reserve of $178 million which covered the revised damages award and pre- and post-judgment interest. The settlement amount was paid in June 2009.

The second charge in fiscal year 2009 of $270 million related to a settlement of royalty disputes with J&J which concern Medtronic's licensed use of certain patents. The agreement reached in the fourth quarter of fiscal year 2009 ended all current and potential disputes between the two parties under their 1997 settlement and license agreement relating to coronary angioplasty stent design and balloon material patents. The settlement amount was paid in May 2009.

The third charge in fiscal year 2009 of $229 million related to litigation with Cordis Corporation (Cordis), a subsidiary of J&J. The Cordis litigation originated in October 1997 and pertains to patent infringement claims on previous generations of bare metal stents that are no longer on the market. On September 30, 2008, the U.S. District Court entered final judgment including accrued interest, totaling approximately $521 million, to Cordis. We had previously recorded a charge of $243 million related to this litigation in the third quarter of fiscal year 2008. At the time the $243 million charge was recorded, the range of potential loss related to this matter was subject to a high degree of estimation. The amount recorded represented an estimate at the low end of the range of probable outcomes related to the matter. Given that the Company and J&J were involved in a number of litigation matters which span across businesses, we entered into negotiations with J&J in an attempt to settle some of the additional litigation simultaneous with the payment of this judgment. Ultimately, the agreement reached with Cordis required a total cash payment of $472 million, which included the settlement of several outstanding legal matters between the parties. The charge of $229 million in fiscal year 2009 is the net result of $472 million in cash payments, offset by the existing reserves on the balance sheet including interest accrued on the $243 million since the date established. The settlement amount of $472 million was paid in fiscal year 2009.

The fourth charge recognized in fiscal year 2009 related to litigation that originated in May 2006 with Fastenetix LLC (Fastenetix), a patent holding company. The litigation related to an alleged breach of a royalty agreement in the Spinal business.

The agreement reached with Fastenetix required a total cash payment of $125 million for the settlement of ongoing litigation and the purchase of patents. Of the $125 million, $37 million was assigned to past damages in the case and the remaining $88 million was recorded as purchased intellectual property that has an estimated useful life of seven years. The settlement amount of $125 million was paid in fiscal year 2009.

Acquisition-Related Items During fiscal year 2011, we recorded $14 million of acquisition-related items. This amount includes $99 million of costs, of which $55 million related to certain acquisition-related costs that were incurred related to the acquisitions of ATS Medical, Osteotech, and Ardian, $30 million related to IPR&D charges, and $14 million related to the change in fair value of contingent milestone payments associated with acquisitions subsequent to April 24, 2009. These costs were partially offset by an $85 million gain recognized on the acquisition of Ardian. IPR&D charges of $15 million related to asset purchases in the CardioVascular and Surgical Technologies businesses and $15 million of IPR&D charges related to a milestone payment under the existing terms of a royalty-bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. Since product commercialization of these assets had not yet been achieved, in accordance with authoritative guidance, the payments were immediately expensed as IPR&D since technological feasibility had not yet been reached and such technology had no future alternative use. The acquisition-related costs included legal fees, severance costs, change in control costs, banker fees, contract termination costs, and other professional services fees that were expensed in the period. In accordance with authoritative guidance, and as a result of the acquisition of Ardian, we recognized an $85 million gain related to our previously-held 11.3 percent ownership position.

During fiscal year 2010, we recorded $23 million of acquisition-related items, of which $11 million related to the Arbor Surgical Technologies, Inc. IPR&D asset purchase and $12 million related to acquisition-related costs associated with the acquisition of Invatec. In the above IPR&D charge, the payment was expensed as IPR&D since technological feasibility of the underlying project had not yet been reached and such technology had no future alternative use.

During fiscal year 2009, we recorded $621 million of IPR&D charges, of which $307 million related to the acquisition of Ventor Technologies Ltd. (Ventor), $123 million related to the acquisition of CoreValve, Inc. (CoreValve), $97 million related to the acquisition of Ablation Frontiers, Inc. (Ablation Frontiers), $72 million related to the acquisition of CryoCath Technologies, Inc. (CryoCath), and $22 million was for the purchase of certain intellectual property for use in our Spinal and Diabetes businesses. These payments were expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology had no future alternative use.

See Note 4 to the consolidated financial statements for further discussion on IPR&D charges.

We are responsible for the valuation of IPR&D charges. The values assigned to IPR&D are based on valuations that have been prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All values were determined by identifying research projects in areas for which technological feasibility had not been established. Additionally, the values were determined by estimating the revenue and expenses associated with a project's sales cycle and the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

At the time of acquisition, we expect that all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing, and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, we would likely look to other alternatives to provide these therapies.

See the "Acquisitions" section of this management's discussion and analysis for detailed discussion of each material acquisition in fiscal years 2011, 2010, and 2009.

Certain Tax Adjustments We classify the material recognition or derecognition of uncertain tax positions as certain tax adjustments.

In fiscal years 2011 and 2010, there were no certain tax adjustments. In fiscal year 2009, we recorded a $132 million certain tax benefit associated with the reversal of excess tax accruals in connection with the settlement of certain issues reached with the U.S. Internal Revenue Service (IRS) involving the review of our fiscal year 2005 and fiscal year 2006 domestic income tax returns, the resolution of various state audit proceedings covering fiscal years 1997 through 2007, and the completion of foreign audits covering various years. The $132 million certain tax benefit was recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2009.

See the "Income Taxes" section of this management's discussion and analysis for further discussion of the certain tax adjustments.

Other Expense, Net Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, impairment charges on equity securities, and the Puerto Rico excise tax. In fiscal year 2011, other expense, net was $459 million, a decrease of $9 million from $468 million in the prior fiscal year. The decrease was impacted by foreign currency gains of $61 million in fiscal year 2011 compared to $11 million in the prior fiscal year. Also contributing to the decrease was higher royalty income and licensing payments that we received in our CardioVascular business compared to the prior fiscal year. These decreases for fiscal year 2011 were partially offset by an increase in the amortization of intangible assets, primarily related to the acquisitions of Invatec and ATS Medical, and an increase of $38 million related to a Puerto Rico excise tax for fiscal year 2011, which was substantially offset by a corresponding tax benefit which was recorded within *provision for income taxes* in the consolidated statement of earnings.

In fiscal year 2010, other expense, net was $468 million, an increase of $72 million from $396 million in the prior fiscal year. The increase of $72 million for fiscal year 2010 was primarily due to an increase in the amortization of intangible assets related to the acquisitions of Ablation Frontiers and CoreValve, a decrease in Diabetes royalty income, an increase in royalty expense within our CardioVascular business, and minority investment write-downs. This was partially offset by the gain on the sale of our ophthalmic business and the net impact of foreign currency gains. Total foreign currency gains recorded in fiscal year 2010 were $11 million compared to $28 million in losses in the prior fiscal year.

Interest Expense, Net Interest expense, net includes interest earned on our investments, interest paid on our borrowings, amortization of debt issuance costs and debt discounts, the net realized and unrealized gain or loss on trading securities, changes in the fair value of interest rate derivative instruments, and the net realized gain or loss on the sale or impairment of available-for-sale debt securities. In fiscal year 2011, interest expense, net was $278 million, as compared to $246 million in fiscal year 2010. The increase of $32 million in fiscal year 2011 is the result of an increase in interest paid on borrowings due to the $3.000 billion debt issuance in the fourth quarter of fiscal year 2010, which was offset by lower interest rates on our outstanding debt in comparison to fiscal year 2010. Interest income decreased as a result of having lower interest rates being earned on our short- and long-term investments during fiscal year 2011.

In fiscal year 2010, interest expense, net was $246 million, as compared to $183 million in fiscal year 2009. The increase in interest expense, net of $63 million in fiscal year 2010 was the result of an increase in interest paid on borrowings due to the $1.250 billion debt issuance in the fourth quarter of fiscal year 2009, which was offset by lower interest rates on our outstanding debt in comparison to fiscal year 2009. Interest income decreased as a result of having lower interest rates being earned on our short- and long-term investments during fiscal year 2010.

See our discussion in the "Liquidity and Capital Resources" section of this management's discussion and analysis for more information regarding our investment portfolio.

Income Taxes

	Fiscal Year			Percentage Point Increase/ (Decrease)	
(dollars in millions)	**2011**	2010	2009	FY11/10	FY10/09
Provision for income taxes	**$627**	$870	$370	N/A	N/A
Effective tax rate	**16.8%**	21.9%	15.2%	(5.1)	6.7
Net tax impact of special charges, restructuring charges, certain litigation charges, net, acquisition-related items, and certain tax adjustments	**(0.3)**	0.4	(5.2)	(0.7)	5.6
Non-GAAP nominal tax rate(1)	**17.1%**	21.5%	20.4%	(4.4)	1.1

(1) Non-GAAP nominal tax rate is defined as the income tax provision as a percentage of earnings before income taxes, excluding special charges, restructuring charges, certain litigation charges, net, acquisition-related items, and certain tax adjustments. We believe that the resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare our recurring results over multiple periods. Investors should consider the non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be the same as similar measures presented by other companies.

The effective tax rate of 16.8 percent decreased by 5.1 percentage points from fiscal year 2010 to fiscal year 2011. The change in our effective tax rate was primarily due to the tax benefits derived from the resolution of U.S. federal, state, and foreign income tax audits, the retroactive renewal and extension of the U.S. federal research and development tax credit, finalization of certain tax returns, changes to uncertain tax position reserves, foreign dividend distributions, the impact of restructuring charges, certain litigation charges, net, acquisition-related items, and the benefit associated with the Puerto Rico excise tax. Our non-GAAP nominal tax rate for fiscal year 2011 was 17.1 percent compared to 21.5 percent from the prior fiscal year. The decrease in our non-GAAP nominal tax rate for fiscal year 2011 as compared to the prior fiscal year was due to the operational tax benefits described below and the impact of tax benefits derived from our international operations.

During fiscal year 2011, we recorded $187 million in operational tax benefits. This included a $67 million net benefit associated with the resolution of U.S. federal, state, and foreign income tax audits, finalization of certain tax returns, and changes to uncertain tax position reserves. As a result of the retroactive renewal and extension of the U.S. federal research and development tax credit, a $27 million benefit was also recorded as an operational tax benefit during the current fiscal year. In addition, we recorded a $59 million benefit associated with foreign dividend distributions and a $34 million U.S. tax credit associated with the recently enacted Puerto Rico excise tax, which substantially offsets the corresponding excise tax recorded within *other expense, net* in the consolidated statement of earnings.

The fiscal year 2010 effective tax rate of 21.9 percent increased by 6.7 percentage points from fiscal year 2009. The change in our effective tax rate was primarily due to the impact of special charges, restructuring charges, certain litigation charges, net, acquisition-related items, and certain tax adjustments. The 5.6 percentage point increase in the impact from special charges, restructuring charges, certain litigation charges, net, acquisition-related items, and certain tax adjustments is largely due to the $132 million benefit from the certain tax adjustment associated with the reversal of excess tax accruals. This reversal related to the settlement of certain issues reached with the IRS involving the review of the Company's fiscal year 2005 and fiscal year 2006 domestic income tax returns, the resolution of various state audit proceedings covering fiscal years 1997 through 2007 and the completion of foreign audits covering various years recorded in fiscal year 2009. Our non-GAAP nominal tax rate for fiscal year 2010 was 21.5 percent compared to 20.4 percent from fiscal year 2009. The increase in our non-GAAP nominal tax rate for fiscal year 2010 as compared to fiscal year 2009 was due to the operational tax benefits in fiscal year 2009 described above and the impact of tax benefits derived from our international operations in fiscal year 2009.

During fiscal year 2010, we recorded $5 million in operational tax benefits. This included a $20 million operational tax benefit associated with certain Irish research and development credit claims, the deductibility of a settlement expense, the finalization of certain foreign and domestic tax returns and changes to uncertain tax position reserves. This benefit was partially offset by the $15 million tax cost associated with the U.S. health care reform legislation eliminating the federal tax benefit for government subsidies of retiree prescription drug benefits.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to our allocation are required between jurisdictions with different tax rates. Tax authorities periodically review our tax returns and propose adjustments to our tax filings. The IRS has settled its audits with us for all years through fiscal year 1999. Tax years settled with the IRS may remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

On December 7, 2010, we reached settlement with the IRS with respect to the audits of fiscal years 1997, 1998, and 1999 and the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary in Switzerland. The impact from this settlement has been recorded in the *provision for income taxes* in the consolidated statement of earnings for the fiscal year ended April 29, 2011.

In September 2005, the IRS issued its audit report for fiscal years 2000, 2001, and 2002. In addition, the IRS issued its audit report for fiscal years 2003 and 2004 in March 2007. Following the resolution on December 7, 2010 of the issue associated with the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary in Switzerland, we have reached agreement with the IRS on substantially all of the proposed adjustments for fiscal years 2000 through 2004. The remaining open issues are not significant and are expected to be resolved within the next 12 months.

In March 2009, the IRS issued its audit report for fiscal years 2005 and 2006. We have reached agreement with the IRS on many, but not all, of the proposed adjustments for fiscal years 2005 and 2006. The significant issues that could effect our tax payments that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico and the timing of the deductibility of a settlement payment. On December 23, 2010, the IRS issued a statutory notice of deficiency with respect to the remaining issues. We filed a Petition with the U.S. Tax Court on March 21, 2011 objecting to the deficiency.

Our reserve for the uncertain tax positions related to these significant unresolved matters with the IRS, described above, is subject to a high degree of estimation and management judgment. Resolution of these significant unresolved matters, or positions taken by the IRS or foreign tax authorities during future tax audits, could have a material impact on our financial results in future periods. We continue to believe that our reserves for uncertain tax positions are appropriate and have meritorious defenses for our tax filings and will vigorously defend them during the audit process, appellate process, and through litigation in courts, as necessary.

See Note 13 to the consolidated financial statements for additional information.

Liquidity and Capital Resources

	Fiscal Year	
(dollars in millions)	**2011**	2010
Working capital	**$ 4,403**	$ 4,718
Current ratio*	**1.9:1.0**	1.9:1.0
Cash, cash equivalents, and short-term investments	**$ 2,428**	$ 3,775
Long-term investments in debt, marketable equity, and trading securities**	**5,464**	4,090
Total	**$ 7,892**	$ 7,865
Short-term borrowings and long-term debt	**$ 9,835**	$ 9,519
Net cash position***	**$(1,943)**	$(1,654)

**Current ratio is the ratio of current assets to current liabilities.*

***Long-term investments include debt securities with a maturity date greater than one year from the end of the period, marketable equity securities, and trading securities and exclude minority investments.*

****Net cash position is the sum of cash, cash equivalents, short-term investments, and long-term investments in debt, marketable equity, and trading securities less short-term borrowings and long-term debt.*

As of April 29, 2011, we believe our strong balance sheet and liquidity provide us with flexibility in the future. We believe our existing cash and investments, as well as our $2.250 billion syndicated credit facility and related commercial paper program ($1.500 billion of commercial paper outstanding as of April 29, 2011), will satisfy our foreseeable working capital requirements for at least the next twelve months. However, we periodically consider various financing alternatives and may, from time to time, seek to take advantage of favorable interest rate environments or other market conditions. At April 29, 2011, our Standard and Poor's Ratings Group and Moody's Investors Service ratings remain unchanged as compared to the fiscal year ended April 30, 2010, with long-term debt ratings of AA- and A1, respectively, and strong short-term debt ratings of A-1+ and P-1, respectively.

The decrease in our net cash position in fiscal year 2011 as compared to fiscal year 2010 was primarily due to changes in working capital needs compared to the prior fiscal year. For further information see the "Summary of Cash Flows" section of this management's discussion and analysis.

We have future contractual obligations and other minimum commercial commitments that are entered into in the normal course of business. We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position, or cash flows. See the "Off-Balance Sheet Arrangements and Long-Term Contractual Obligations" section of this management's discussion and analysis for further information.

When applicable, Note 16 to the consolidated financial statements provides information regarding amounts we have accrued related to significant legal proceedings. In accordance with U.S. GAAP, we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. For the fiscal year ended April 29, 2011, we have made significant payments related to certain legal proceedings. For information regarding these payments, please see the "Special Charges, Restructuring Charges, Certain Litigation Charges, Net, Acquisition-Related Items, and Certain Tax Adjustments" section of this management's discussion and analysis.

A significant amount of our earnings occur outside the U.S., and are deemed to be permanently reinvested in non-U.S. subsidiaries, resulting in a majority of our cash, cash equivalents, and investments being held by such non-U.S. subsidiaries. At April 29, 2011 and April 30, 2010, approximately $7.215 billion and $5.576 billion, respectively, of cash, cash equivalents, and short- and long-term investments in marketable debt and equity securities were held by our non-U.S. subsidiaries. These funds are available for use by our worldwide operations; however, if these funds were repatriated to the U.S. or used for U.S. operations, the amounts would generally be subject to U.S. tax. As a result, we continue to accumulate earnings overseas for investment outside the U.S. and to use cash generated from U.S. operations and short- and long-term borrowings to meet our U.S. cash needs. Should we require more capital in the U.S. than is generated by our domestic operations, we could elect to repatriate earnings from our non-U.S. subsidiaries or raise additional capital in the U.S. through debt or equity issuances. These alternatives could result in higher effective tax rates, increased interest expense, or other dilution of our earnings.

Long-term investments at April 29, 2011 also include $155 million of cash invested in government securities held in an indemnification trust established for self-insurance coverage for our directors and officers. These investments are restricted and can only be used to indemnify or advance expenses related to claims against our directors and/or officers.

We have investments in marketable debt securities that are classified and accounted for as available-for-sale. Our debt securities include U.S. government and agency securities, foreign government and agency securities, corporate debt securities, certificates of deposit, mortgage-backed securities, other asset-backed securities, and auction rate securities. Some of our investments may experience reduced liquidity due to changes in market conditions and investor demand. Our auction rate security holdings have experienced reduced liquidity due to the change in investor demand. Although our auction rate securities are currently illiquid and other securities could become illiquid, we believe we could liquidate a substantial amount of our portfolio without incurring a material impairment loss.

For the fiscal year ended April 29, 2011, other-than-temporary impairment losses on available-for-sale debt securities were $18 million, of which $13 million was recognized in other comprehensive income resulting in $5 million of charges being recognized in earnings. For the fiscal year ended April 30, 2010, other-than-temporary impairment losses on available-for-sale debt securities were $29 million, of which $15 million was recognized in other comprehensive income resulting in $14 million of charges being recognized in earnings. In determining these other-than-temporary impairment losses, U.S. GAAP specifies that we consider a variety of factors, including the quality and estimated value of the underlying credit support for our holdings and the financial condition and credit rating of the issuer in estimating the credit loss portion of other-than-temporary impairment losses. Based on our assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which we are invested, we believe we have recorded all necessary other-than-temporary impairments as we do not have the intent to sell nor is it more likely than not that we will be required to sell before recovery of the amortized cost. However, as of April 29, 2011, we have $56 million of gross unrealized losses on our aggregate short-term and long-term available-for-sale debt securities of $6.471 billion; if market conditions deteriorate, some of these holdings may experience other-than-temporary impairment in the future which could have a material impact on our financial results. Management is required to use estimates and assumptions in its valuation of our investments, which requires a high degree of judgment, and therefore actual results could differ materially from those estimates. See Note 6 to the consolidated financial statements for additional information regarding fair value measurements.

Summary of Cash Flows

	Fiscal Year		
(in millions)	**2011**	2010	2009
Cash provided by (used in):			
Operating activities	**$ 3,741**	$ 4,131	$ 3,878
Investing activities	**(1,815)**	(4,759)	(2,740)
Financing activities	**(2,006)**	764	(845)
Effect of exchange rate changes on cash and cash equivalents	**62**	(7)	(82)
Net change in cash and cash equivalents	**$ (18)**	$ 129	$ 211

Operating Activities Our net cash provided by operating activities was $3.741 billion for the fiscal year ended April 29, 2011 compared to $4.131 billion for the same period of the prior year. The $390 million decrease in net cash provided by operating activities is primarily attributable to changes in working capital needs resulting from increased accounts receivable balances in certain European Union countries and increased global pension contributions compared to the prior fiscal year.

Our net cash provided by operating activities was $4.131 billion for the fiscal year ended April 30, 2010 compared to $3.878 billion for the fiscal year ended April 24, 2009. The $253 million increase in net cash provided by operating activities was primarily attributable to the increase in earnings offset by an increase in certain litigation payments.

Investing Activities Our net cash used in investing activities was $1.815 billion for the fiscal year ended April 29, 2011 compared to $4.759 billion for the fiscal year ended April 30, 2010. Cash used for acquisitions increased in comparison to the prior fiscal year as a result of the current year acquisitions primarily driven by ATS Medical, Osteotech, and Ardian. The increase in acquisition spending was more than offset by decreased investing in marketable securities in fiscal year 2011 which resulted in net sales of $194 million as compared to net purchases of $3.687 billion in the prior fiscal year. The increased investing in marketable securities in fiscal year 2010 resulted primarily from investing the proceeds from the $3.000 billion debt issuance.

Our net cash used in investing activities was $4.759 billion for the fiscal year ended April 30, 2010 compared to $2.740 billion for the same period of the prior fiscal year. Cash used for acquisitions decreased in comparison to the fiscal year ended April 24, 2009 as the acquisitions of Restore Medical, Inc. (Restore), CryoCath, Ablation Frontiers, and CoreValve were included in fiscal year 2009. The reduction in acquisition spending was more than offset by increased investing in marketable securities in fiscal year 2010, which resulted in net purchases of $3.687 billion as compared to net purchases of $115 million in fiscal year 2009. The increased investing in marketable securities resulted from investing the proceeds of the fiscal year 2010 $3.000 billion debt issuance.

Financing Activities We had net cash used in financing activities of $2.006 billion for the fiscal year ended April 29, 2011 compared to net cash provided by financing activities of $764 million for the fiscal year ended April 30, 2010. Proceeds from net short- and long-term borrowings were approximately $2.518 billion lower in fiscal year 2011 as compared to fiscal year 2010, primarily due to the lesser $1.000 billion debt issuance in fiscal year 2011 compared to the $3.000 billion debt issuance in the prior fiscal year. Additionally, during fiscal year 2011 we repaid $2.200 billion of our Senior Convertible Notes that were due in April 2011 and $400 million of our 2005 Senior Notes that were due in September 2010. Our cash returned to shareholders in the form of dividends and the repurchase of common stock was $172 million higher compared to fiscal year 2010.

Our net cash provided by financing activities was $764 million for the fiscal year ended April 30, 2010 compared to $845 million used in financing activities for the fiscal year ended April 24, 2009. Proceeds from net short- and long-term borrowings were approximately $2.219 billion higher in fiscal year 2010 as compared to fiscal year 2009, primarily due to the debt issuance of $3.000 billion during fiscal year 2010. Our cash returned to shareholders in the form of dividends and the repurchase of common stock was $335 million higher in fiscal year 2010 as compared to fiscal year 2009.

Off-Balance Sheet Arrangements and Long-Term Contractual Obligations

We acquire assets still in development, enter into research and development arrangements, and sponsor certain clinical trials that often require milestone and/or royalty payments to a third-party, contingent upon the occurrence of certain future events. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of a product or upon certain pre-designated levels of achievement in clinical trials. In addition, if required by the arrangement, we may have to make royalty payments based on a percentage of sales related to the product under development or in the event that regulatory approval for marketing is obtained. In situations where we have no ability to influence the achievement of the milestone or otherwise avoid the payment, we have included those milestone or minimum royalty payments in the following table. However, the majority of these arrangements give us the discretion to unilaterally make the decision to stop development of a product or cease progress of a clinical trial, which would allow us to avoid making the contingent payments. Although we are unlikely to cease development if a device successfully achieves clinical testing objectives, these payments are not included in the table of contractual obligations because of the contingent nature of these payments and our ability to avoid them if we decided to pursue a different path of development or testing. See Note 4 for additional information regarding contingent consideration.

In the normal course of business, we periodically enter into agreements that require us to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of our products or the negligence of our personnel or claims alleging that our products infringe third-party patents or other intellectual property. Our maximum exposure under these indemnification provisions cannot be estimated, and we have not accrued any liabilities within our consolidated financial statements or included any indemnification provisions in our commitments table. Historically, we have not experienced significant losses on these types of indemnification obligations.

We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position, or cash flows. Presented below is a summary of contractual obligations and other minimum commercial commitments as of April 29, 2011. See Notes 8 and 15 to the consolidated financial statements for additional information regarding long-term debt and lease obligations, respectively. Additionally, see Note 13 to the consolidated financial statements for additional information regarding accrued income tax obligations, which are not reflected in the table below.

	Maturity by Fiscal Year						
(in millions)	Total	2012	2013	2014	2015	2016	Thereafter
Contractual obligations related to off-balance sheet arrangements:							
Operating leases[1]	$ 358	$118	$ 86	$ 63	$ 34	$ 22	$ 35
Inventory purchases[2]	314	227	62	12	10	—	3
Commitments to fund minority investments/contingent acquisition consideration[3]	282	37	116	8	83	13	25
Interest payments[4]	2,727	286	286	250	225	173	1,507
Other[5]	165	69	36	22	18	4	16
Total	$3,846	$737	$ 586	$355	$ 370	$ 212	$1,586
Contractual obligations reflected in the balance sheet:							
Long-term debt, including current portion[6]	$8,096	$ 32	$2,214	$550	$1,250	$1,100	$2,950
Capital leases	34	2	2	2	2	2	24
Total	$8,130	$ 34	$2,216	$552	$1,252	$1,102	$2,974

(1) Certain leases require us to pay real estate taxes, insurance, maintenance, and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.

(2) We have included inventory purchase commitments which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments do not include open purchase orders.

(3) Certain commitments related to the funding of minority investments and/or previous acquisitions are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions. While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect our best estimates. In accordance with authoritative accounting guidance on business combinations effective in fiscal year 2010, we are required to record the fair value of contingent acquisition considerations as a liability on the consolidated balance sheets on a prospective basis, therefore, contingent acquisition considerations are not included in the off-balance sheet disclosure for acquisitions subsequent to April 24, 2009. During fiscal year 2011, the table above was adjusted to reflect the achievement and subsequent $81 million payment of a revenue milestone to the former shareholders of CoreValve, Inc. in accordance with the fiscal year 2009 acquisition agreement.

(4) Interest payments in the table above reflect the interest on our outstanding debt, including $1.000 billion of 2011 Senior Notes, $3.000 billion of 2010 Senior Notes, $1.250 billion of 2009 Senior Notes, $2.200 billion of Senior Convertible Notes, $600 million of 2005 Senior Notes, and $15 million of Contingent Convertible Debentures. The interest rate on each outstanding obligation varies and interest is payable semi-annually. The interest rate is 2.625 percent on $500 million of the 2011 Senior Notes due 2016, 4.125 percent on $500 million of 2011 Senior Notes due 2021, 3.000 percent on $1.250 billion of the 2010 Senior Notes due 2015, 4.450 percent on $1.250 billion of the 2010 Senior Notes due 2020, 5.550 percent on $500 million of the 2010 Senior Notes due 2040, 4.500 percent on $550 million of the 2009 Senior Notes due 2014, 5.600 percent on $400 million of the 2009 Senior Notes due 2019, 6.500 percent on $300 million of the 2009 Senior Notes due 2039, 1.625 percent on the $2.200 billion Senior Convertible Notes due 2013, 4.750 percent on the $600 million of 2005 Senior Notes due 2015, and 1.250 percent on the Contingent Convertible Debentures due 2021. The table above excludes the impact of the debt discount amortization on the Senior Convertible Notes.

(5) These obligations include certain research and development arrangements.

(6) Long-term debt in the table above includes the $1.000 billion of 2011 Senior Notes, $3.000 billion of 2010 Senior Notes, $1.250 billion of 2009 Senior Notes, $2.200 billion of Senior Convertible Notes, $600 million of 2005 Senior Notes, $15 million related to our Contingent Convertible Debentures, and certain bank borrowings. The table above excludes the debt discount, the fair value impact of outstanding interest rate swap agreements, and the remaining gains from terminated interest rate swap agreements. See Notes 8 and 9 to the consolidated financial statements for additional information regarding the interest rate swap agreements.

Debt and Capital

In June 2007 and June 2009, our Board of Directors authorized the repurchase of up to 50 million and 60 million shares of our common stock, respectively.

As part of our focus on returning value to our shareholders, shares are repurchased from time to time. During fiscal years 2011 and 2010, we repurchased approximately 30.1 million shares and 27.0 million shares at an average price of $37.86 and $38.10, respectively. As of April 29, 2011, we have approximately 20.7 million shares remaining under current buyback authorizations approved by the Board of Directors. In June 2011, our Board of Directors authorized the repurchase of an additional 75 million shares of our common stock.

We periodically issue Senior Notes that are unsecured, senior obligations that rank equally with all other secured and unsubordinated indebtedness. The indentures under which the Senior Notes were issued contain customary covenants, all of which we remain in compliance with as of April 29, 2011. We used the net proceeds from the sale of the Senior Notes primarily for working capital and general corporate uses.

In March 2011, we issued two tranches of Senior Notes (collectively, the 2011 Senior Notes) with an aggregate face value of $1.000 billion. The first tranche consisted of $500 million of 2.625 percent Senior Notes due 2016. The second tranche consisted of $500 million of 4.125 percent Senior Notes due 2021. Interest on each series of 2011 Senior Notes is payable semi-annually, on March 15 and September 15 of each year, commencing September 15, 2011. We used the net proceeds from the sale of the 2011 Senior Notes for working capital and general corporate uses.

In September 2010, we repaid the $400 million 4.375 percent 2005 Senior Notes due 2010.

In April 2006, we issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013 (collectively, the Senior Convertible Notes). The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The $2.200 billion 1.500 percent Senior Convertible Notes due 2011 were repaid in April 2011. The Senior Convertible Notes are unsecured, senior obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes had an initial conversion price of $56.14 per share. As of April 29, 2011, pursuant to provisions in the indentures relating to the increase of the quarterly dividend to shareholders, the conversion rate for the Senior Convertible Notes is now 18.5175, which correspondingly changed the conversion price per share for the Senior Convertible Notes to $54.00.

Concurrent with the issuance of the Senior Convertible Notes, we purchased call options on our common stock in private transactions. The call options allow us to receive shares of our common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that it would pay to the holders of the Senior Convertible Notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related Senior Convertible Notes or the first day all of the related Senior Convertible Notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1.075 billion ($699 million net of tax benefit), were recorded as a reduction of shareholders' equity.

In separate transactions, we sold warrants to issue shares of our common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2013 (the settlement dates). If the average price of our common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of our common stock. Proceeds received from the issuance of the warrants totaled approximately $517 million and were recorded as an addition to shareholders' equity. See Note 8 to the consolidated financial statements for further discussion of the accounting treatment. During the fourth quarter of fiscal year 2010, certain of the holders requested adjustment to the exercise price of the warrants from $75.30 to $74.71 pursuant to the anti-dilution provisions of the warrants relating to our payment of dividends to shareholders of our common stock.

As of April 29, 2011 and April 30, 2010, we had interest rate swap agreements designated as fair value hedges of underlying fixed-rate obligations, including the $1.250 billion 3.000 percent 2010 Senior Notes due 2015, the $600 million 4.750 percent 2005 Senior Notes due 2015, the $2.200 billion 1.625 percent Senior Convertible Notes due 2013, and the $550 million 4.500 percent 2009 Senior Notes due 2014. Additionally, as of April 29, 2011 we had interest rate swap agreements designated as fair value hedges of underlying fixed-rate obligations including the $500 million 2.625 percent 2011 Senior Notes due 2016 and the $500 million 4.125 percent 2011 Senior Notes due 2021. For additional information regarding the interest rate swap agreements, refer to Note 9 to the consolidated financial statements.

As of April 29, 2011, we had $15 million remaining in aggregate principal amount of 1.250 percent Contingent Convertible Debentures, Series B due 2021 (the Debentures) outstanding. Interest is payable semi-annually. Each Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Debentures are not convertible before their final maturity unless the closing price of our common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. Upon conversion of the Debentures, we will pay holders cash equal to the lesser of the principal amount of the Debentures or their conversion value, and shares of our common stock to the extent the conversion value exceeds the principal amount of the Debentures. We may be required to repurchase the remaining Debentures at the option of the holders in September 2011 or 2016. For put options exercised by the holders of the Debentures, the purchase price is equal to the principal amount of the applicable Debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, we will pay holders the repurchase price solely in cash. We can redeem the remaining Debentures for cash at any time.

We maintain a commercial paper program that allows us to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. As of April 29, 2011, outstanding commercial paper totaled $1.500 billion. There was no outstanding commercial paper as of April 30, 2010. During fiscal years 2011 and 2010, the weighted average original maturity of the commercial paper outstanding was approximately 73 and 63 days, respectively, and the weighted average interest rate was 0.25 percent and 0.21 percent, respectively. The issuance of commercial paper reduces the amount of credit available under our existing lines of credit.

In connection with the issuance of the Debentures, 2011 Senior Notes, 2010 Senior Notes, 2009 Senior Notes, 2005 Senior Notes, Senior Convertible Notes, and commercial paper, Standard and Poor's Ratings Group and Moody's Investors Service issued long-term debt ratings of AA- and A1, respectively, and short-term debt ratings of A-1+ and P-1, respectively. These ratings remain unchanged from the same periods of the prior year.

We have committed and uncommitted lines of credit with various banks. The committed lines of credit include a new four-year $2.250 billion syndicated credit facility dated December 9, 2010 that will expire on December 9, 2014 (New Facility). This New Facility replaced our five-year $1.750 billion syndicated credit facility which was scheduled to expire in December 2011. The New Facility provides us with the ability to increase its capacity by an additional $500 million at any time during the life of the four-year term of the agreement. We can also request the extension of the New Facility maturity date for one additional year, at the first and second anniversary of the date of the New Facility. The New Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes. As of April 29, 2011 and April 30, 2010, there were no outstanding borrowings on the committed lines of credit.

We have bank borrowings primarily from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes and borrowings from U.S. banks. Approximately $201 million of the $236 million outstanding bank borrowings as of April 29, 2011 were short-term advances to certain subsidiaries under credit agreements with various banks. These advances are guaranteed by the Company.

On November 2, 2007, we entered into a credit agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. The credit agreement provided for a $300 million unsecured committed revolving credit facility which matured on November 2, 2010, with no outstanding balance as of that date.

Interest rates on advances on our lines of credit are determined by a pricing matrix, based on our long-term debt ratings, assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. The agreements also contain other customary covenants, all of which we remain in compliance with as of April 29, 2011.

Acquisitions

On February 25, 2011, we acquired Jolife AB (Jolife), a privately-held company. Jolife develops, manufactures, and markets the LUCAS Chest Compression System together with complementary technologies. Total consideration for the transaction was approximately $53 million.

On January 13, 2011, we acquired Ardian, a privately-held company. We had previously invested in Ardian and held an 11.3 percent ownership position prior to the acquisition. Ardian develops catheter-based therapies to treat uncontrolled hypertension and related conditions. Total consideration for the transaction was $1.020 billion which includes the estimated fair value of revenue-based contingent consideration of $212 million. The terms of the transaction included a up-front cash payment of $717 million, excluding our pro-rata share in Ardian, plus potential future commercial milestone payments equal to the annual revenue growth beginning in fiscal year 2012 through the end of our fiscal year 2015. We recorded a gain of $85 million on our previously held investment.

On November 16, 2010, we acquired Osteotech. Osteotech develops innovative biologic products for regenerative medicine. Under the terms of the agreement announced August 17, 2010, we paid shareholders $6.50 per share in cash for each share of Osteotech common stock that they owned. Total consideration for the transaction was approximately $123 million.

On September 14, 2010, we acquired a developer of vascular suturing products used in connection with cardiovascular and vascular procedures that require a puncture or incision to the artery. Total consideration for the transaction was valued at approximately $21 million.

On August 12, 2010, we acquired ATS Medical. ATS Medical is a leading developer, manufacturer, and marketer of products and services focused on cardiac surgery, including heart valves and surgical cryoablation technology. Under the terms of the agreement, ATS Medical shareholders received $4.00 per share in cash for each share of ATS Medical common stock that they owned. Total consideration for the transaction was approximately $394 million which includes the assumption of existing ATS Medical debt and acquired contingent consideration.

On June 2, 2010, we acquired substantially all of the assets of Axon Surgical (Axon), a privately-held company. Prior to the acquisition, we distributed a large portion of Axon's products. We believe this acquisition will allow us to bring to market the next generation of surgeon-directed and professionally supported spinal neuromonitoring technology and expand the availability of this technology. Total consideration for the transaction, net of cash acquired, was $62 million, which includes the settlement of existing Axon debt.

In April 2010, we acquired Invatec. Under the terms of the agreement, the transaction included an initial up-front payment of $350 million, which included the assumption and settlement of existing Invatec debt. The agreement also included potential additional payments of up to $150 million contingent upon achievement of certain milestones. Invatec is a developer of innovative medical technologies for the interventional treatment of cardiovascular disease.

In April 2009, we acquired CoreValve. Under the terms of the agreement, the transaction included an initial up-front payment of $700 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. CoreValve develops percutaneous, catheter-based transfemoral aortic valve replacement products that are approved in certain markets outside the U.S.

In February 2009, we acquired Ventor, a development stage company focused on transcatheter heart valve technologies for the treatment of aortic valve disease. Total consideration for the transaction, net of cash acquired, was approximately $308 million, of which $307 million was expensed as IPR&D since technological feasibility of the underlying project had not yet been reached and such technology has no future alternative use. This acquisition adds two technologies to our transcatheter valve portfolio: a minimally invasive, surgical transapical technology and a next generation percutaneous, transfemoral technology.

In February 2009, we also acquired Ablation Frontiers. Under the terms of the agreement, the transaction included an initial up-front payment of $225 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. Total consideration for the transaction was approximately $235 million including the assumption and settlement of existing Ablation Frontiers debt and payment of direct acquisition costs. Ablation Frontiers develops radio frequency ablation solutions for treatment of atrial fibrillation. Ablation Frontiers' system of ablation catheters with a radio frequency generator is currently approved in certain markets outside the U.S.

In November 2008, we acquired CryoCath. Under the terms of the agreement, CryoCath shareholders received $8.75 Canadian dollars per share in cash for each share of CryoCath common stock that they owned. Total consideration for the transaction, net of cash acquired, was approximately $352 million U.S. dollars including the purchase of outstanding CryoCath common stock, the assumption and settlement of existing CryoCath debt and the payment of direct acquisition costs. CyroCath develops cryotherapy products to treat cardiac arrhythmias. CryoCath's Arctic Front product is a minimally invasive cryo-balloon catheter designed specifically to treat atrial fibrillation and is currently approved in markets outside the U.S.

In July 2008, we acquired Restore. Under the terms of the agreement, Restore shareholders received $1.60 per share in cash for each share of Restore common stock that they owned. Total consideration for the transaction, net of cash acquired, was approximately $29 million. Restore's Pillar System provides us with a minimally invasive, implantable medical device used to treat the soft palate component of sleep breathing disorders, including mild to moderate obstructive sleep apnea and snoring.

The pro forma impact of the above acquisitions was not significant, individually or in the aggregate, to our results for the fiscal years ended April 29, 2011, April 30, 2010, or April 24, 2009. The results of operations related to each company acquired have been included in our consolidated statements of earnings since the date each company was acquired.

In addition to the acquisitions above, we periodically acquire certain tangible or intangible assets from enterprises that do not otherwise qualify for accounting as a business combination. These transactions are largely reflected in the consolidated statements of cash flows as a component of investing activities under *purchase of intellectual property.*

New Accounting Pronouncements

Information regarding new accounting pronouncements is included in Note 1 to the consolidated financial statements.

Operations Outside of the United States

The table below illustrates U.S. net sales versus net sales outside the U.S. for fiscal years 2011, 2010, and 2009:

	Fiscal Years		
(in millions)	**2011**	2010	2009
U.S. net sales	**$ 9,120**	$ 9,366	$ 8,987
Non-U.S. net sales	**6,813**	6,451	5,612
Total net sales	**$15,933**	$15,817	$14,599

From fiscal year 2010 to fiscal year 2011, net sales in the U.S. decreased 3 percent and net sales outside the U.S. increased 6 percent. Foreign currency had a favorable impact of $12 million on net sales for fiscal year 2011. The prior year also had approximately $200 million of revenue benefit from the extra week in the first quarter of fiscal year 2010. Outside the U.S., net sales growth was led by strong double-digit growth in CardioVascular, Diabetes, and Surgical Technologies. CardioVascular net sales were led by increased sales of Resolute and Resolute Integrity, contributions from the acquisitions of Invatec and ATS Medical, CoreValve transcatheter valves, and Endovascular. Diabetes net sales increased as a result of strong Veo pump sales. Increased sales of the O-Arm Imaging System led to the Surgical Technologies growth. Additionally, outside the U.S. net sales in Japan were negatively impacted by approximately $15 million in the fourth quarter of fiscal year 2011 due to the earthquake and tsunami.

From fiscal year 2009 to fiscal year 2010, consolidated net sales in the U.S. and outside the U.S. grew 4 percent and 15 percent, respectively. Foreign currency had a positive impact of $113 million on net sales for fiscal year 2010. Outside the U.S., net sales growth was strong across all of our businesses and was led by strong performance in CardioVascular, Neuromodulation, Diabetes, Spinal, and Surgical Technologies. CardioVascular net sales were led by increased sales of Resolute, Endeavor, CoreValve transcatheter valves, and Endovascular. Pain Stimulation products, DBS and Urology and Gastroenterology led the increase within our Neuromodulation business. Diabetes sales increased as a result of strong pump sales driven by the expanded launch of Veo. Spinal net sales growth was led by growth in BKP and from our joint venture with Weigao. Increased sales of the O-Arm Imaging System led to the growth within the Surgical Technologies business outside the U.S.

Net sales outside the U.S. are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. However, a significant amount of our outstanding accounts receivables are with national health care systems in many countries. In light of the economic state of many foreign countries, we continue to monitor their creditworthiness. During fiscal year 2011, we established additional bad debt reserves in certain markets, including Greece. Although we do not foresee a significant credit risk associated with these receivables, repayment is dependent upon the financial stability of the economies of those countries. Outstanding receivables from customers outside the U.S. totaled $2.345 billion at April 29, 2011 or 60 percent, of total outstanding accounts receivable, and $1.855 billion at April 30, 2010, or 55 percent of total outstanding accounts receivable.

Market Risk

Due to the global nature of our operations, we are exposed to currency exchange rate changes. In a period where the U.S. dollar is strengthening/weakening as compared to other currencies, our foreign currency revenues, net of foreign currency expenses, are translated into U.S. dollars at a lower/higher value than they would be in an otherwise constant currency exchange rate environment.

We use operational and economic hedges, as well as currency exchange rate derivative instruments to manage the impact of currency exchange rate changes on earnings and cash flows. In order to minimize earnings and cash flow volatility resulting from currency exchange rate changes, we enter into derivative instruments, principally forward currency exchange rate contracts. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets, liabilities, and probable commitments. At inception of the contract, the derivative is designated as either a freestanding derivative or a cash flow hedge. The primary currencies of the derivative instruments are the Euro and Japanese Yen. We do not enter currency exchange rate derivative instruments for speculative purposes.

We had foreign exchange rate derivative contracts outstanding in notional amounts of $6.834 billion and $5.495 billion at April 29, 2011, and April 30, 2010, respectively. At April 29, 2011, these contracts were in an unrealized loss position of $283 million. A sensitivity analysis of changes in the fair value of all foreign exchange rate derivative contracts at April 29, 2011 indicates that if the U.S. dollar uniformly strengthened/weakened by 10 percent against all currencies, the fair value of these contracts would increase/decrease by approximately $579 million, respectively.

Any gains and losses on the fair value of derivative contracts would be largely offset by gains and losses on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis. We are also exposed to interest rate changes affecting our investments in interest rate sensitive instruments, which include our fixed-to-floating interest rate swap agreements. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10 percent change in short-term interest rates compared to interest rates at April 29, 2011 indicates that the fair value of these instruments would correspondingly change by $32 million.

We have investments in marketable debt securities that are classified and accounted for as available-for-sale. Our debt securities include U.S. government and agency securities, foreign government and agency securities, corporate debt securities, certificates of deposit, mortgage-backed securities, other asset-backed securities, and auction rate securities. For a discussion of current market conditions and the impact on our financial condition and results from operations, please see the "Liquidity and Capital Resources" section of this management's discussion and analysis.

Cautionary Factors That May Affect Future Results

This Annual Report, and other written reports and oral statements made by or with the approval of one of the Company's executive officers from time to time, may include "forward-looking" statements. Forward-looking statements broadly involve our current expectations or forecasts of future results. Our forward-looking statements generally relate to our growth and growth strategies, financial results, product development, regulatory approvals, competitive strengths, restructuring initiatives, intellectual property rights, litigation and tax matters, mergers and acquisitions, market acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations, working capital adequacy, and sales efforts. Such statements can be identified by the use of terminology such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "looking ahead," "may," "plan," "possible," "potential," "project," "should," "will," and similar words or expressions. Forward-looking statements in this Annual Report include, but are not limited to, development and future launches of products and continued or future acceptance of products in our operating segments; market positioning and performance of our products, including unanticipated issues that may affect FDA and foreign regulatory approval of new products; increased presence in new markets, as well as changes in the market and our market share; the completion of planned acquisitions, divestitures and strategic investments, as well as integration of acquired companies into our operations; the resolution of tax matters; the effectiveness of our development activities in reducing patient care costs; our expectations regarding health care costs; the elimination of certain positions or costs related to restructuring initiatives; outcomes in our litigation matters and governmental investigations; general economic conditions; the adequacy of available working capital and our working capital needs; the continued strength of our balance sheet and liquidity; and the potential impact of our compliance with governmental regulations and accounting guidance. One must carefully consider forward-looking statements and understand that such statements may be affected by inaccurate assumptions and may involve a variety of risks and uncertainties, known and unknown, including, among others, those discussed in the sections entitled "Government Regulation and Other Considerations" and "Risk Factors" in our Form 10-K, as well as those related to competition in the medical device industry, reduction or interruption in our supply, quality problems, liquidity, decreasing prices, adverse regulatory action, litigation success, self-insurance, health care policy changes, and international operations. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. We intend to take advantage of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 regarding our forward-looking statements, and are including this sentence for the express purpose of enabling us to use the protections of the safe harbor with respect to all forward-looking statements.

We undertake no obligation to update any statement we make, but investors are advised to consult all other disclosures by us in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q, and 8-K, in which we discuss in more detail various important factors that could cause actual results to differ from expected or historical results. In addition, actual results may differ materially from those anticipated due to a number of factors, including, among others, those discussed in the section entitled "Risk Factors" in our Form 10-K. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties, or potentially inaccurate assumptions.

Reports of Management

Management's Report on the Financial Statements

The management of Medtronic, Inc. is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, and as discussed under *Critical Accounting Estimates* on pages 20–21, the consolidated financial statements reflect estimates based on management's judgment.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm's responsibility is to express an opinion as to whether such financial statements present fairly, in all material respects, our financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of April 29, 2011. Our internal control over financial reporting as of April 29, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements.

Omar Ishrak
Chairman and Chief Executive Officer

Gary L. Ellis
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medtronic, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries (the Company) at April 29, 2011 and April 30, 2010, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 29, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 29, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 8 to the consolidated financial statements, in fiscal 2010 the Company retrospectively changed the manner in which it accounts for certain convertible debt instruments. As discussed in Note 1 to the consolidated financial statements, in fiscal 2010 the Company changed the manner in which it accounts for business combinations.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 28, 2011

Consolidated Statements of Earnings

(in millions, except per share data)	Fiscal Year **2011**	2010	2009
Net sales	**$15,933**	$15,817	$14,599
Costs and expenses:			
Cost of products sold	**3,912**	3,812	3,518
Research and development expense	**1,508**	1,460	1,355
Selling, general, and administrative expense	**5,533**	5,415	5,152
Special charges	**—**	—	100
Restructuring charges	**261**	50	120
Certain litigation charges, net	**245**	374	714
Acquisition-related items	**14**	23	621
Other expense, net	**459**	468	396
Interest expense, net	**278**	246	183
Total costs and expenses	**12,210**	11,848	12,159
Earnings before income taxes	**3,723**	3,969	2,440
Provision for income taxes	**627**	870	370
Net earnings	**$ 3,096**	$ 3,099	$ 2,070
Earnings per share:			
Basic	**$ 2.87**	$ 2.80	$ 1.85
Diluted	**$ 2.86**	$ 2.79	$ 1.84
Weighted average shares outstanding:			
Basic	**1,077.4**	1,106.3	1,121.9
Diluted	**1,081.7**	1,109.4	1,126.3
Cash dividends declared per common share	**$ 0.90**	$ 0.82	$ 0.75

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(in millions, except per share data)	**April 29, 2011**	April 30, 2010
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,382**	$ 1,400
Short-term investments	**1,046**	2,375
Accounts receivable, less allowances of $97 and $67, respectively	**3,822**	3,335
Inventories	**1,695**	1,481
Deferred tax assets, net	**605**	544
Prepaid expenses and other current assets	**567**	704
Total current assets	**9,117**	9,839
Property, plant, and equipment, net	**2,511**	2,421
Goodwill	**9,537**	8,391
Other intangible assets, net	**2,777**	2,559
Long-term investments	**6,120**	4,632
Other assets	**362**	248
Total assets	**$30,424**	$28,090
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term borrowings	**$ 1,723**	$ 2,575
Accounts payable	**511**	420
Accrued compensation	**896**	1,001
Accrued income taxes	**50**	235
Other accrued expenses	**1,534**	890
Total current liabilities	**4,714**	5,121
Long-term debt	**8,112**	6,944
Long-term accrued compensation and retirement benefits	**480**	516
Long-term accrued income taxes	**496**	595
Long-term deferred tax liabilities, net	**220**	89
Other long-term liabilities	**434**	196
Total liabilities	**14,456**	13,461
Commitments and contingencies (Notes 4, 15 and 16)	**—**	—
Shareholders' equity:		
Preferred stock — par value $1.00; 2.5 million shares authorized, none outstanding	**—**	—
Common stock — par value $0.10; 1.6 billion shares authorized, 1,070,162,109 and 1,097,342,586 shares issued and outstanding, respectively	**107**	110
Retained earnings	**16,085**	14,826
Accumulated other comprehensive loss	**(224)**	(307)
Total shareholders' equity	**15,968**	14,629
Total liabilities and shareholders' equity	**$30,424**	$28,090

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in millions)	Common Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance as of April 25, 2008	1,125	$ 112	$ 12,140	$ (286)	$ 11,966
Net earnings	—	—	2,070	—	2,070
Other comprehensive (loss)/income					
Unrealized loss on investments	—	—	—	(54)	(54)
Translation adjustment	—	—	—	(147)	(147)
Net change in retirement obligations	—	—	—	(210)	(210)
Unrealized gain on foreign currency exchange rate derivatives	—	—	—	494	494
Total comprehensive income					2,153
Dividends to shareholders	—	—	(843)	—	(843)
Issuance of common stock under stock purchase and award plans	11	2	414	—	416
Adjustment for change in plan measurement date pursuant to the new authoritative guidance for accounting for defined benefit pension and other post-retirement plans	—	—	(13)	1	(12)
Repurchase of common stock	(17)	(2)	(757)	—	(759)
Tax benefit/(deficit) from exercise of stock-based awards	—	—	24	—	24
Stock-based compensation	—	—	237	—	237
Balance as of April 24, 2009	1,119	$ 112	$ 13,272	$ (202)	$ 13,182
Net earnings	—	—	3,099	—	3,099
Other comprehensive (loss)/income					
Unrealized gain on investments	—	—	—	68	68
Translation adjustment	—	—	—	181	181
Net change in retirement obligations	—	—	—	(214)	(214)
Unrealized loss on foreign currency exchange rate derivatives	—	—	—	(137)	(137)
Reclassification of other-than-temporary losses on marketable securities included in net earnings	—	—	3	(3)	—
Total comprehensive income					2,997
Dividends to shareholders	—	—	(907)	—	(907)
Issuance of common stock under stock purchase and award plans	5	1	164	—	165
Repurchase of common stock	(27)	(3)	(1,027)	—	(1,030)
Tax benefit/(deficit) from exercise of stock-based awards	—	—	(3)	—	(3)
Stock-based compensation	—	—	225	—	225
Balance as of April 30, 2010	1,097	$ 110	$ 14,826	$ (307)	$ 14,629
Net earnings	—	—	**3,096**	—	**3,096**
Other comprehensive (loss)/income					
Unrealized gain on investments	—	—	—	**226**	**226**
Translation adjustment	—	—	—	**200**	**200**
Net change in retirement obligations	—	—	—	**5**	**5**
Unrealized loss on foreign currency exchange rate derivatives	—	—	—	**(348)**	**(348)**
Total comprehensive income					**3,179**
Dividends to shareholders	—	—	**(969)**	—	**(969)**
Issuance of common stock under stock purchase and award plans	**3**	—	**85**	—	**85**
Repurchase of common stock	**(30)**	**(3)**	**(1,137)**	—	**(1,140)**
Tax benefit/(deficit) from exercise of stock-based awards	—	—	**(14)**	—	**(14)**
Stock-based compensation	—	—	**198**	—	**198**
Balance as of April 29, 2011	**1,070**	**$107**	**$16,085**	**$(224)**	**$15,968**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions)	Fiscal Year 2011	2010	2009
Operating Activities:			
Net earnings	**$ 3,096**	$ 3,099	$ 2,070
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**804**	772	699
Amortization of discount on senior convertible notes	**171**	167	154
Acquisition-related items	**44**	11	621
Provision for doubtful accounts	**47**	36	23
Deferred income taxes	**153**	144	(171)
Stock-based compensation	**198**	225	237
Excess tax benefit from exercise of stock-based awards	**—**	—	(24)
Change in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable, net	**(342)**	(271)	108
Inventories	**(101)**	158	(212)
Accounts payable and accrued liabilities	**(37)**	225	510
Other operating assets and liabilities	**(532)**	130	(147)
Certain litigation charges, net	**245**	374	714
Certain litigation payments	**(5)**	(939)	(704)
Net cash provided by operating activities	**3,741**	4,131	3,878
Investing Activities:			
Acquisitions, net of cash acquired	**(1,332)**	(350)	(1,624)
Purchase of intellectual property	**(47)**	(62)	(165)
Additions to property, plant, and equipment	**(501)**	(573)	(498)
Purchases of marketable securities	**(6,249)**	(7,478)	(2,960)
Sales and maturities of marketable securities	**6,443**	3,791	2,845
Other investing activities, net	**(129)**	(87)	(338)
Net cash used in investing activities	**(1,815)**	(4,759)	(2,740)
Financing Activities:			
Change in short-term borrowings, net	**1,621**	(444)	(633)
Issuance of long-term debt	**1,000**	3,000	1,250
Payments on long-term debt	**(2,603)**	(20)	(300)
Dividends to shareholders	**(969)**	(907)	(843)
Issuance of common stock	**85**	165	416
Excess tax benefit from exercise of stock-based awards	**—**	—	24
Repurchase of common stock	**(1,140)**	(1,030)	(759)
Net cash provided by (used in) financing activities	**(2,006)**	764	(845)
Effect of exchange rate changes on cash and cash equivalents	**62**	(7)	(82)
Net change in cash and cash equivalents	**(18)**	129	211
Cash and cash equivalents at beginning of period	**1,400**	1,271	1,060
Cash and cash equivalents at end of period	**$ 1,382**	$ 1,400	$ 1,271
Supplemental Cash Flow Information			
Cash paid for:			
Income taxes	**$ 826**	$ 571	$ 436
Interest	**447**	386	208
Supplemental noncash financing activities:			
Reclassification of debentures from short-term to long-term debt	**$ —**	$ —	$ 15
Reclassification of senior notes from long-term to short-term debt	**—**	400	—
Reclassification of senior convertible notes from long-term to short-term debt	**—**	2,200	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations Medtronic, Inc. (Medtronic or the Company) is the global leader in medical technology — alleviating pain, restoring health, and extending life for millions of people around the world. The Company provides innovative products and therapies for use by medical professionals to meet the health care needs of their patients. Primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

The Company is headquartered in Minneapolis, Minnesota, and markets its products primarily through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The primary markets for products are the U.S., Western Europe, and Japan.

Principles of Consolidation The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated. U.S. generally accepted accounting principles (U.S. GAAP) are applied when determining whether an entity is subject to consolidation.

Fiscal Year-End The Company utilizes a 52/53-week fiscal year, ending the last Friday in April. The Company's fiscal years 2011 and 2009 ended on April 29, 2011 and April 24, 2009, respectively, both of which were 52-week years. Fiscal year 2010 ended on April 30, 2010 and was a 53-week year.

Use of Estimates The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying Notes. Actual results could differ materially from those estimates.

Cash Equivalents The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value.

Investments Investments in marketable equity securities and debt securities that are classified and accounted for as available-for-sale at April 29, 2011 and April 30, 2010 include corporate debt securities, U.S. and foreign government and agency securities, certificates of deposit, mortgage-backed securities, other asset-backed securities, and auction rate securities. The Company invests in available-for-sale securities to promote business and strategic objectives. Available-for-sale debt securities are recorded at fair value in both *short-term* and *long-term investments* and marketable equity securities are recorded at fair value in *long-term investments* on the consolidated balance sheets. The change in fair value for available-for-sale securities is recorded, net of taxes, as a component of *accumulated other comprehensive loss* on the consolidated balance sheets.

Investments in securities that are classified and accounted for as trading securities at April 29, 2011 and April 30, 2010 include exchange-traded funds. Trading securities are recorded at fair value in *long-term investments* on the consolidated balance sheets. The Company's trading securities seek to offset changes in liabilities related to equity and other market risks of certain deferred compensation arrangements. The change in fair value for trading securities is recorded as a component of *interest expense, net* on the consolidated statements of earnings. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Certain of the Company's investments in equity and other securities are long-term, strategic investments in companies that are in varied stages of development. The Company accounts for these investments under the cost or the equity method of accounting, as appropriate. The valuation of equity and other securities accounted for under the cost method considers all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. If an unrealized loss for any investment is considered to be other-than-temporary, the loss will be recognized in the consolidated statements of earnings in the period the determination is made. Equity securities accounted for under the equity method are initially recorded at the amount of the Company's investment and adjusted each period for the Company's share of the investee's income or loss and dividends paid. Equity securities accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company's investment may not be recoverable. See Note 5 for discussion of the gains and losses recognized on equity and other securities.

Accounts Receivable The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written off against the allowance when it is deemed that a customer account is uncollectible.

Inventories Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

(in millions)	**April 29, 2011**	April 30, 2010
Finished goods	**$1,067**	$ 896
Work in process	**263**	269
Raw materials	**365**	316
Total	**$1,695**	$1,481

Property, Plant, and Equipment Property, plant, and equipment is stated at cost. Additions and improvements that extend the lives of the assets are capitalized while expenditures for repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets. Property, plant, and equipment balances and corresponding lives are as follows:

(in millions)	**April 29, 2011**	April 30, 2010	Lives (in years)
Land and land improvements	**$ 137**	$ 137	Up to 20
Buildings and leasehold improvements	**1,489**	1,427	Up to 40
Equipment	**3,888**	3,525	3–7
Construction in progress	**303**	269	—
Subtotal	**5,817**	5,358	
Less: Accumulated depreciation	**(3,306)**	(2,937)	
Property, plant, and equipment, net	**$ 2,511**	$ 2,421	

Depreciation expense of $464 million, $454 million, and $418 million was recognized in fiscal years 2011, 2010, and 2009, respectively.

Goodwill Goodwill is the excess of purchase price of an acquired business over the amounts assigned to assets acquired and liabilities assumed in a business combination. In accordance with U.S. GAAP, goodwill is not amortized. Goodwill is tested for impairment annually or whenever an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit's net assets exceed the estimated fair value of the reporting unit. The estimated fair value is determined using a discounted future cash flow analysis. The Company completed its annual goodwill impairment test in the third quarter of fiscal years 2011, 2010, and 2009 and determined that no goodwill was impaired.

Intangible Assets Intangible assets include patents, trademarks, purchased technology, and in-process research and development (IPR&D) (since April 25, 2009). Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from three to 20 years. Intangible assets are tested for impairment annually or whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Impairment is calculated as the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted future cash flow analysis.

IPR&D When the Company acquires another entity, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, and net tangible assets, with the remainder recognized as goodwill. During fiscal year 2010, the Company adopted authoritative guidance related to business combinations. Under this guidance, IPR&D is capitalized. Prior to the adoption of this guidance, IPR&D was immediately expensed. The adoption of the authoritative guidance did not change the requirement to expense IPR&D immediately with respect to asset acquisitions. These IPR&D charges are included within *acquisition-related items* in the Company's consolidated statements of earnings. IPR&D has an indefinite life and is not amortized until completion and development of the project at which time the IPR&D becomes an amortizable asset. If the related project is not completed in a timely manner, the Company may have an impairment related to the IPR&D, calculated as the excess of the asset's carrying value over its fair value.

The Company's policy defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. These methodologies include consideration of the risk of the project not achieving commercial feasibility.

At the time of acquisition, the Company expects all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing, and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent issuance, and validity and litigation, if any. If commercial viability were not achieved, the Company would likely look to other alternatives to provide these therapies.

Contingent Consideration During fiscal year 2010, as mentioned above, the Company adopted authoritative guidance related to business combinations. Under this guidance, the Company must recognize contingent purchase price consideration at fair value at the acquisition date. Prior to the adoption of this guidance, contingent consideration was not included on the balance sheet and was recorded as incurred. The acquisition date fair value is measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense within *acquisition-related items* in the Company's consolidated statements of earnings. Therefore, any changes in the fair value will impact the Company's earnings in such reporting period thereby resulting in potential variability in the Company's earnings until contingencies are resolved.

Warranty Obligation The Company offers a warranty on various products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the net costs to repair or otherwise satisfy the claim. The Company includes the covered costs associated with field actions, if any, in *cost of products sold* in the Company's consolidated statements of earnings. The Company includes the warranty obligation in *other accrued expenses* and *other long-term liabilities* on the Company's consolidated balance sheets.

Changes in the Company's product warranty obligations during the years ended April 29, 2011 and April 30, 2010 consisted of the following:

(in millions)	
Balance as of April 24, 2009	$ 35
Warranty claims provision	50
Settlements made	(40)
Balance as of April 30, 2010	$ 45
Warranty claims provision	28
Settlements made	(29)
Balance as of April 29, 2011	**$ 44**

Self-Insurance It is the Company's policy to self-insure the vast majority of its insurable risks including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers' compensation, comprehensive general, director and officer, and product liability. Insurance coverage is obtained for those risks required to be insured by law or contract. A provision for losses under the self-insured program is recorded and revised quarterly. The Company uses claims data and historical experience, as applicable, to estimate liabilities associated with the exposures that the Company has self-insured. Based on historical loss trends, the Company believes that its self-insurance program accruals are adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on the Company's consolidated financial statements.

Retirement Benefit Plan Assumptions The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. Pension benefit costs include assumptions for the discount rate, retirement age, compensation rate increases, and the expected return on plan assets. Post-retirement medical benefit costs include assumptions for the discount rate, retirement age, expected return on plan assets, and health care cost trend rate assumptions.

The Company evaluates the discount rate, retirement age, compensation rate increases, expected return on plan assets, and health care cost trend rates of its pension benefits and post-retirement benefits annually. In evaluating these assumptions, many factors are considered, including an evaluation of assumptions made by other companies, historical assumptions compared to actual results, current market conditions, asset allocations, and the views of leading financial advisors and economists. In evaluating the expected retirement age assumption, the Company considers the retirement ages of past employees eligible for pension and medical benefits together with expectations of future retirement ages. Refer to Note 14 for additional information regarding the Company's retirement benefit plans.

Revenue Recognition The Company sells its products primarily through a direct sales force in the U.S. and a combination of direct sales representatives and independent distributors in international markets. The Company recognizes revenue when title to the goods and risk of loss transfers to customers, provided there are no material remaining performance obligations required of the Company or any matters requiring customer acceptance. In cases where the Company utilizes distributors or ships product directly to the end user, it recognizes revenue upon shipment provided all revenue recognition criteria have been met. A portion of the Company's revenue is generated from inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time the product has been used or implanted. For multiple-element arrangements, the Company allocates revenue from the arrangement to the elements based on the relative fair value of each element, which is based on reliable and objective evidence. The fair value is generally based on the relative sales price of each element when sold separately. The Company records estimated sales returns, discounts, and rebates as a reduction of net sales in the same period revenue is recognized.

Research and Development Research and development costs are expensed when incurred. Research and development costs include costs of all basic research activities as well as other research, engineering, and technical effort required to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.

Other Expense, Net Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, impairment charges on equity securities, and the Puerto Rico excise tax.

Stock-Based Compensation The Company's compensation programs include share-based payments. All awards under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into *cost of products sold, research and development expense,* and *selling, general, and administrative expense* in the consolidated statements of earnings, as appropriate. Refer to Note 12 for additional information.

Foreign Currency Translation Assets and liabilities of non-U.S. functional currency entities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of those net assets are recorded as a cumulative translation adjustment, a component of *accumulated other comprehensive loss* on the consolidated balance sheets. Elements of the consolidated statements of earnings are translated at average currency exchange rates in effect during the period and foreign currency transaction gains and losses are included in *other expense, net* in the consolidated statements of earnings.

Comprehensive Income and Accumulated Other Comprehensive Loss In addition to net earnings, comprehensive income includes changes in currency exchange rate translation adjustments, unrealized gains and losses on currency exchange rate derivative contracts qualifying and designated as cash flow hedges, net changes in retirement obligation funded status, and unrealized gains and losses on available-for-sale marketable securities. Comprehensive income in fiscal years 2011, 2010, and 2009 was $3.179 billion, $2.997 billion, and $2.153 billion, respectively.

Presented below is a summary of activity for each component of *accumulated other comprehensive loss* for fiscal years 2011, 2010, and 2009:

(in millions)	Unrealized Gain/(Loss) on Investments	Cumulative Translation Adjustments	Net Change in Retirement Obligations	Unrealized Gain/(Loss) on Foreign Currency Exchange Rate Derivatives	Accumulated Other Comprehensive Loss
Balance as of April 25, 2008	$ (41)	$ 209	$ (189)	$ (266)	$ (286)
Other comprehensive (loss)/income	(54)	(147)	(210)	494	83
Adjustment for change in plan measurement date pursuant to the new authoritative guidance for accounting for defined benefit pension and other post-retirement plans	—	—	1	—	1
Balance as of April 24, 2009	$ (95)	$ 62	$ (398)	$ 228	$ (202)
Other comprehensive (loss)/income	68	181	(214)	(137)	(102)
Reclassification of other-than-temporary losses on marketable securities included in net earnings	(3)	—	—	—	(3)
Balance as of April 30, 2010	$ (30)	$ 243	$ (612)	$ 91	$ (307)
Other comprehensive (loss)/income	226	200	5	(348)	83
Balance as of April 29, 2011	**$196**	**$443**	**$(607)**	**$(257)**	**$(224)**

Translation adjustments are not adjusted for income taxes as substantially all translation adjustments relate to permanent investments in non-U.S. subsidiaries. The tax expense/(benefit) on the unrealized gain/(loss) on foreign exchange derivatives in fiscal years 2011, 2010, and 2009 was $(183) million, $(75) million, and $320 million, respectively. The tax expense/(benefit) related to the net change in retirement obligations was $3 million, $(112) million, and $(109) million in fiscal years 2011, 2010, and 2009, respectively. The Company adopted measurement date authoritative guidance for defined benefit plans in the fourth quarter of fiscal year 2009, which resulted in a one-time adjustment to retained earnings and accumulated other comprehensive loss in that period. The tax expense on the adjustment to other comprehensive loss for the change in measurement date was less than $1 million. The tax expense/(benefit) on the unrealized gain/(loss) on investments in fiscal years 2011, 2010, and 2009 was $130 million, $35 million, and $(33) million, respectively. During fiscal year 2011, the Company received shares in the form of a dividend related to a previous cost method investment, and in accordance with authoritative guidance, the Company recorded these shares as an investment and correspondingly recorded an unrealized gain.

Derivatives U.S. GAAP requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through earnings unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge and hedge effectiveness, changes in the fair value of the derivative will either be recorded currently through earnings or recognized in *accumulated other comprehensive loss* on the consolidated balance sheets until the hedged item is recognized in earnings upon settlement/termination. The changes in the fair value of the derivative are intended to offset the change in fair value of the hedged asset, liability, or probable commitment. The Company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The Company uses operational and economic hedges, as well as currency exchange rate derivative instruments, to manage the impact of currency exchange rate changes on earnings and cash flows. In order to minimize earnings and cash flow volatility resulting from currency exchange rate changes, the Company enters into derivative instruments, principally forward currency exchange rate contracts. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets, liabilities, and probable commitments. At inception of the contract, the derivative is designated as either a freestanding derivative or a cash flow hedge. The primary currencies of the derivative instruments are the Euro and the Japanese Yen. The Company does not enter into currency exchange rate derivative instruments for speculative purposes. All derivative instruments are recorded at fair value on the consolidated balance sheets, as a component of *prepaid expenses and other current assets, other assets, other accrued expenses,* or *other long-term liabilities* depending upon the gain or loss position of the contract and contract maturity date.

Forward currency exchange rate contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. Changes in value of derivatives designated as cash flow hedges are recorded in *accumulated other comprehensive loss* on the consolidated balance sheets until earnings are affected by the variability of the underlying cash flows. At that time, the applicable amount of gain or loss from the derivative instrument that is deferred in shareholders' equity is reclassified to earnings and is included in *other expense, net* or *cost of products sold* in the consolidated statements of earnings, depending on the underlying transaction that is being hedged.

The Company uses forward currency exchange rate contracts to offset its exposure to the change in value of specific foreign currency denominated assets and liabilities. These forward currency exchange rate contracts are not designated as hedges, and therefore, changes in the value of these freestanding derivatives are recognized currently in earnings, thereby offsetting the current earnings effect of the related change in U.S. dollar value of foreign currency denominated assets and liabilities.

The Company uses interest rate derivative instruments to manage its exposure to interest rate movements by converting fixed-rate debt into floating-rate debt. The objective of the instruments is to more effectively manage the Company's borrowing costs and interest rate risk. These derivative instruments are designated as fair value hedges under U.S. GAAP. Changes in the fair value of the derivative instrument are recorded in *interest expense, net,* and are offset by changes in the fair value on the underlying debt instrument. Interest expense, net includes interest payments made or received under interest rate derivative instruments.

In addition, the Company has collateral credit agreements with its primary derivative counterparties. Under these agreements, either party is required to post eligible collateral when the market value of transactions covered by the agreement exceeds specific thresholds, thus limiting credit exposure for both parties.

Earnings Per Share Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased with proceeds from issuance of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan.

The table below sets forth the computation of basic and diluted earnings per share:

	Fiscal Year		
(in millions, except per share data)	**2011**	2010	2009
Numerator:			
Net earnings	**$3,096**	$3,099	$2,070
Denominator:			
Basic — weighted average shares outstanding	**1,077.4**	1,106.3	1,121.9
Effect of dilutive securities:			
Employee stock options	**0.6**	0.9	2.4
Employee restricted stock units	**3.4**	1.9	1.2
Other	**0.3**	0.3	0.8
Diluted — weighted average shares outstanding	**1,081.7**	1,109.4	1,126.3
Basic earnings per share	**$ 2.87**	$ 2.80	$ 1.85
Diluted earnings per share	**$ 2.86**	$ 2.79	$ 1.84

The calculation of weighted average diluted shares outstanding excludes options for approximately 59 million, 65 million, and 62 million shares of common stock in fiscal years 2011, 2010, and 2009, respectively, as the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted earnings per share. For fiscal years 2011, 2010, and 2009, common share equivalents related to the Company's $2.200 billion of Senior Convertible Notes were anti-dilutive as the market price of the Company's stock was below the conversion price of the Senior Convertible Notes and, therefore, were excluded from the calculation of weighted average diluted shares.

New Accounting Standards

In October 2009, the Financial Accounting Standards Board (FASB) updated the revenue recognition accounting guidance relating to the accounting for revenue arrangements that involve more than one deliverable or unit of accounting. The updated guidance requires companies to allocate arrangement considerations in multiple deliverable arrangements in a manner that better reflects the economics of the transaction by revising certain thresholds for separation, and providing criteria for allocation of revenue among deliverables. The updated guidance is effective for the Company beginning in the first quarter of fiscal year 2012. The Company is electing to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date. The Company has evaluated the adoption of this guidance and it is not expected to have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB updated the disclosure requirements for fair value measurements. The updated guidance requires companies to disclose separately the investments that transfer in and out of Levels 1 and 2 and the reasons for those transfers. Additionally, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), companies should present separately information about purchases, sales, issuances, and settlements. The updated guidance was effective for the Company beginning in the fourth quarter of fiscal year 2010, except for the disclosures about purchases, sales, issuances, and settlements in the Level 3 reconciliation, which are effective for the Company beginning in the first quarter of fiscal year 2012. As this guidance only requires additional disclosures, the adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements. Refer to Note 6 for additional information on Levels 1, 2, and 3.

In December 2010, the FASB updated the accounting guidance relating to the annual goodwill impairment test. The updated guidance requires companies to perform the second step of the impairment test to measure the amount of impairment loss, if any, when it is more likely than not that goodwill impairment exists when the carrying amount of a reporting unit is zero or negative. In considering whether it is more likely than not that goodwill impairment exists, an entity shall evaluate whether there are adverse qualitative factors. The updated guidance is effective for the Company beginning in the first quarter of fiscal year 2012. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB updated the accounting guidance related to fair value measurements. The updated guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (IFRS). The updated guidance is effective for the Company beginning in the third quarter of fiscal year 2012. The Company is currently evaluating the impact of adoption of this accounting guidance on its consolidated financial statements.

In June 2011, the FASB updated the disclosure requirements for comprehensive income. The updated guidance requires companies to disclose the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance does not affect how earnings per share is calculated or presented. The updated guidance is effective for the Company beginning in the fourth quarter of fiscal year 2012. The Company is currently evaluating the impact of adoption of this accounting guidance on its consolidated financial statements.

2. Special Charges and Certain Litigation Charges, Net

Special Charges

In fiscal years 2011 and 2010, there were no special charges.

In fiscal year 2009, consistent with the Company's commitment to improving the health of people and communities throughout the world, the Company recorded a $100 million contribution to The Medtronic Foundation, which is a related party non-profit organization. The contribution to The Medtronic Foundation was paid in the fourth quarter of fiscal year 2009.

Certain Litigation Charges, Net

The Company classifies material litigation reserves and gains recognized as certain litigation charges, net. In fiscal year 2011, the Company recorded certain litigation charges, net of $245 million related primarily to a $221 million settlement involving the Sprint Fidelis family of defibrillation leads and accounting charges for Other Matters litigation. The Sprint Fidelis settlement related to the resolution of certain outstanding product liability litigation related to the Sprint Fidelis family of defibrillation leads that were subject to a field action announced October 15, 2007. Refer to Note 16 for additional information.

In fiscal year 2010, the Company recorded certain litigation charges, net of $374 million related to settlements with Abbott Laboratories (Abbott) and W.L. Gore & Associates, Inc. (Gore). The Abbott settlement accounted for $444 million in litigation charges and the Gore settlement accounted for a $70 million litigation gain. The Abbott settlement related to the resolution of all outstanding intellectual property litigation. The terms of the Abbott agreement stipulate that neither party will sue the other in the field of coronary stent and stent delivery systems for a period of at least 10 years, subject to certain conditions. Both parties also agreed to a cross-license of the disputed patents within the defined field. The $444 million settlement amount included a $400 million payment made to Abbott and a $42 million success payment made to evYsio Medical Devices, LLC (evYsio). In addition, a $2 million payment was made to evYsio in connection with an amendment to the parties' existing agreement in order to expand the scope of the definition of the license field from evYsio. The Company paid the settlement in the second quarter of fiscal year 2010. The Gore settlement related to the resolution of outstanding patent litigation related to selected patents in Medtronic's Jervis and Wiktor patent families. The terms of the agreement stipulate that neither party will sue the other in the defined field of use, subject to certain conditions. The Company granted Gore a worldwide, irrevocable, non-exclusive license in the defined field of use. In addition and subject to certain conditions, Gore began paying the Company quarterly payments in January 2010 that will continue through the fiscal quarter ending October 2018.

In fiscal year 2009, the Company incurred four certain litigation charges, net totaling $714 million. The first charge in fiscal year 2009 of $178 million related to litigation with DePuy Spine (formerly DePuy/AcroMed), a subsidiary of Johnson & Johnson (J&J), and Biedermann Motech GmbH (collectively, DePuy) regarding patent infringement claims stemming from the Vertex line of multiaxial screws. On June 1, 2009, the U.S. Court of Appeals for the Federal Circuit affirmed the December 2007 ruling of infringement and awarded damages based on lost profits, but reversed certain elements of the original 2007 award. Prior to the U.S. Court of Appeals' decision, the Company had not recorded expense related to the damages awarded in 2007 as the Company did not believe that an unfavorable outcome in this matter was probable under U.S. GAAP. As a result of the U.S. Court of Appeals' decision, the Company recorded a reserve of $178 million which covered the revised damages award and pre- and post-judgment interest. The Company paid the settlement in June 2009.

The second charge in fiscal year 2009 of $270 million related to a settlement of royalty disputes with J&J which concern Medtronic's licensed use of certain patents. The agreement reached in the fourth quarter of fiscal year 2009 ended all current and potential disputes between the two parties under their 1997 settlement and license agreement relating to coronary angioplasty stent design and balloon material patents. The Company paid the settlement in May 2009.

The third charge in fiscal year 2009 of $229 million related to litigation with Cordis Corporation (Cordis), a subsidiary of J&J. The Cordis litigation originated in October 1997 and pertains to patent infringement claims on previous generations of bare metal stents that are no longer on the market. On September 30, 2008, the U.S. District Court entered final judgment including accrued interest, totaling approximately $521 million, to Cordis. The Company had previously recorded a charge of $243 million related to this litigation in the third quarter of fiscal year 2008. At the time the $243 million charge was recorded, the range of potential loss related to this matter was subject to a high degree of estimation. The amount recorded represented an estimate at the low end of the range of probable outcomes related to the matter. Given that the Company and J&J were involved in a number of litigation matters which span across businesses, the Company entered into negotiations with J&J in an attempt to settle some of the additional litigation simultaneous with the payment of this judgment. Ultimately, the agreement reached with Cordis required a total cash payment of $472 million, which included the settlement of several outstanding legal matters between the parties. The charge of $229 million in fiscal year 2009 is the net result of $472 million in cash payments, offset by the existing reserves on the balance sheet including interest accrued on the $243 million since the date established. The settlement amount of $472 million was paid in fiscal year 2009.

The fourth charge recognized in fiscal year 2009 related to litigation that originated in May 2006 with Fastenetix LLC (Fastenetix), a patent holding company. The litigation related to an alleged breach of a royalty agreement in the Spinal business. The agreement reached with Fastenetix required a total cash payment of $125 million for the settlement of ongoing litigation and the purchase of patents. Of the $125 million, $37 million was assigned to past damages in the case and the remaining $88 million was recorded as purchased intellectual property that has an estimated useful life of seven years. The settlement amount of $125 million was paid in fiscal year 2009.

3. Restructuring Charges

Fiscal Year 2011 Initiative

In the fourth quarter of fiscal year 2011, the Company recorded a $272 million restructuring charge, which consisted of employee termination costs of $177 million, asset write-downs of $24 million, contract termination fees of $45 million, and other related costs of $26 million. The fiscal year 2011 initiative was designed to restructure the business to align its cost structure to current market conditions and to continue to position the Company for long-term sustainable growth. To reshape for growth, the Company scaled back its infrastructure in slower growing areas while continuing to invest in geographies, businesses, and products where faster growth is anticipated, such as emerging markets and new technologies. This initiative impacted most businesses and certain corporate functions. Included in the $177 million of employee termination costs were severance and the associated costs of continued medical benefits and outplacement services, as well as $15 million of incremental defined benefit pension and post-retirement related expenses for employees that accepted voluntary early retirement packages. These costs are not included in the table summarizing the restructuring costs below because they are associated with costs that are accounted for under the pension and post-retirement rules. For further discussion on the incremental defined benefit pension and post-retirement related expenses, see Note 14. Of the $24 million of asset write-downs, $11 million related to inventory write-offs of discontinued product lines and production-related asset impairments and therefore was recorded within *cost of products sold* in the consolidated statement of earnings. Additionally, included in the other related costs is a $19 million intangible asset impairment related to the discontinuance of a product line within the CardioVascular business.

In connection with the fiscal year 2011 initiative, as of the end of the fourth quarter of fiscal year 2011, the Company had identified approximately 2,100 positions for elimination to be achieved through voluntary early retirement packages offered to employees, voluntary separation, and involuntary separation. Of the 2,100 positions identified, approximately 120 positions have been eliminated as of April 29, 2011. The fiscal year 2011 initiative is scheduled to be substantially complete by the end of the fourth quarter of fiscal year 2012.

A summary of the activity related to the fiscal year 2011 initiative is presented below:

	Fiscal Year 2011 Initiative			
(in millions)	Employee Termination Costs	Asset Write-downs	Other Costs	Total
Balance as of April 30, 2010	$ —	$ —	$ —	$ —
Restructuring charges	162	24	71	257
Payments/write-downs	(5)	(24)	(24)	(53)
Balance as of April 29, 2011	**$157**	**$ —**	**$ 47**	**$204**

Fiscal Year 2009 Initiative

In the fourth quarter of fiscal year 2009, the Company recorded a $34 million restructuring charge, which consisted of employee termination costs of $29 million and asset write-downs of $5 million. The fiscal year 2009 initiative focused on streamlining the organization and standardizing or centralizing certain functional activities which were not unique to individual businesses. This initiative was designed to streamline operations, by further consolidating manufacturing and eliminating certain non-core product lines, and to further align resources around the Company's higher growth opportunities. This initiative impacted most businesses and certain corporate functions. Of the $5 million of asset write-downs, $3 million related to inventory write-offs and production-related asset impairments and therefore was recorded within *cost of products sold* in the consolidated statement of earnings. The employee termination costs of $29 million consisted of severance and the associated costs of continued medical benefits and outplacement services.

As a continuation of the fiscal year 2009 initiative, in the first quarter of fiscal year 2010, the Company incurred $72 million of incremental restructuring charges, which consisted of employee termination costs of $62 million and asset write-downs of $10 million. Included in the $62 million of employee termination costs was $9 million of incremental defined benefit pension and post-retirement related expenses for those employees who accepted early retirement packages. These costs are not included in the table summarizing restructuring costs below because they are associated with costs that are accounted for under the pension and post-retirement rules. For further discussion on the incremental defined benefit pension and post-retirement related expenses, see Note 14. Of the $10 million of asset write-downs, $7 million related to inventory write-offs and production-related asset impairments and therefore was recorded within *cost of products sold* in the consolidated statement of earnings.

In the fourth quarter of fiscal year 2010, the Company recorded a $12 million reversal of excess restructuring reserves related to the fiscal year 2009 initiative. This reversal was primarily a result of a higher than expected percentage of employees identified for elimination finding positions elsewhere within the Company.

In connection with the fiscal year 2009 initiative, as of the end of the first quarter of fiscal year 2010, the Company had identified approximately 1,500 positions for elimination which were achieved through early retirement packages offered to employees, voluntary separation, and involuntary separation. As of July 30, 2010, the fiscal year 2009 initiative was substantially complete.

A summary of the activity related to the fiscal year 2009 initiative is presented below:

	Fiscal Year 2009 Initiative		
(in millions)	Employee Termination Costs	Asset Write-downs	Total
Balance as of April 25, 2008	$ —	$ —	$ —
Restructuring charges	29	5	34
Payments/write-downs	(1)	(5)	(6)
Balance as of April 24, 2009	$ 28	$ —	$ 28
Restructuring charges	53	10	63
Reversal of excess accrual	(12)	—	(12)
Payments	(64)	(10)	(74)
Balance as of April 30, 2010	$ 5	$ —	$ 5
Payments/write-downs	(5)	—	(5)
Balance as of July 30, 2010	$ —	$ —	$ —

Global Realignment Initiative

In the fourth quarter of fiscal year 2008, the Company began a global realignment initiative which focused on shifting resources to those areas where the Company had the greatest opportunities for growth and streamlining operations to drive operating leverage. The global realignment initiative impacted most businesses and certain corporate functions. Within the Company's Cardiac Rhythm Disease Management business, the Company reduced research and development infrastructure by closing a facility outside the U.S., reprioritizing research and development projects to focus on the core business and consolidating manufacturing operations to drive operating leverage. Within the Company's Spinal business, the Company reorganized and consolidated certain activities where Medtronic's existing infrastructure, resources, and systems could be leveraged to obtain greater operational synergies. The global realignment initiative was also designed to further consolidate manufacturing of CardioVascular products, streamline distribution of products in select businesses and to reduce general and administrative costs in the Company's corporate functions.

In the first quarter of fiscal year 2009, as a continuation of the global realignment initiative, the Company incurred $96 million of incremental restructuring charges, which consisted of employee termination costs of $91 million and asset write-downs of $5 million. The majority of the expense recognized in the first quarter of fiscal year 2009 related to the execution of the Company's global realignment initiative outside the U.S. This included the realignment and elimination of certain personnel throughout Europe and the emerging markets and the closure of an existing facility in the Netherlands that has been integrated into the U.S. operations. The remainder of the expense was associated with enhanced severance benefits provided to employees identified in the fourth quarter of fiscal year 2008. These incremental costs were not accrued in fiscal year 2008 because the enhanced benefits had not yet been communicated to the impacted employees.

In the fourth quarter of fiscal year 2009, the Company recorded a $7 million reversal of excess restructuring reserves related to the global realignment initiative. This reversal was primarily a result of favorable severance negotiations with certain employee populations outside the U.S. as well as a higher than expected percentage of employees identified for elimination finding positions elsewhere within the Company.

In the first quarter of fiscal year 2010, the Company recorded an $8 million reversal of excess restructuring reserves primarily as a result of favorable severance negotiations as well as a higher than expected percentage of employees identified for elimination finding positions elsewhere in the Company. This $8 million reversal of excess reserves was partially offset by a $5 million charge the Company recorded in the first quarter of fiscal year 2010 related to the further write-down of a non-inventory related asset resulting from the continued decline in the international real estate market.

In connection with the global realignment initiative, as of the end of the first quarter of fiscal year 2009, the Company had identified approximately 900 positions for elimination which were achieved through both voluntary and involuntary separation. As of October 30, 2009, the global realignment initiative was substantially complete.

A summary of the activity related to the global realignment initiative is presented below:

	Global Realignment Initiative		
(in millions)	Employee Termination Costs	Asset Write-downs	Total
Balance as of April 25, 2008	$ 25	$—	$ 25
Restructuring charges	91	5	96
Reversal of excess accrual	(7)	—	(7)
Payments/write-downs	(89)	(5)	(94)
Currency adjustment, net	(5)	—	(5)
Balance as of April 24, 2009	$ 15	$—	$ 15
Restructuring charges	—	5	5
Reversal of excess accrual	(8)	—	(8)
Payments/write-downs	(9)	(5)	(14)
Currency adjustment, net	2	—	2
Balance as of October 30, 2009	$ —	$—	$ —

4. Acquisitions and Acquisition-Related Items

The Company had various acquisitions and other acquisition-related activity during fiscal years 2011, 2010, and 2009. Certain acquisitions were accounted for as business combinations as noted below. In accordance with authoritative guidance on business combination accounting, the assets and liabilities of the company acquired were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The pro forma impact of these acquisitions was not significant, individually or in the aggregate, to the results of the Company for the fiscal years ended April 29, 2011, April 30, 2010, or April 24, 2009. The results of operations related to each company acquired have been included in the Company's consolidated statements of earnings since the date each company was acquired.

Fiscal Year 2011

Jolife AB On February 25, 2011, the Company acquired Jolife AB (Jolife), a privately-held company. Jolife develops, manufactures, and markets the LUCAS Chest Compression System together with complementary technologies. Prior to the acquisition, the Company distributed a large portion of Jolife's product. Total consideration for the transaction was approximately $53 million. In connection with the acquisition of Jolife, the Company acquired $46 million of technology-based intangible assets that had an estimated useful life of 10 years at the time of acquisition, $11 million of net tangible liabilities, and $18 million of goodwill. The goodwill is not deductible for tax purposes. The Company has accounted for the acquisition of Jolife as a business combination.

Ardian, Inc. On January 13, 2011, the Company acquired Ardian, Inc. (Ardian), a privately-held company. The Company had previously invested in Ardian and held an 11.3 percent ownership position prior to the acquisition. Ardian develops catheter-based therapies to treat uncontrolled hypertension and related conditions. Total consideration for the transaction was $1.020 billion, which includes the estimated fair value of revenue-based contingent consideration of $212 million. The terms of the transaction included an up-front cash payment of $717 million, excluding the Company's pro-rata share in Ardian, plus potential future commercial milestone payments equal to the annual revenue growth beginning in fiscal year 2012 through the end of the Company's fiscal year 2015. Based upon the acquisition valuation, the Company acquired $55 million of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition, $191 million of IPR&D, $33 million of net liabilities, and $807 million of goodwill. The value attributable to IPR&D has been capitalized as an indefinite-lived intangible asset. The IPR&D primarily relates to the future launch of Ardian's Simplicity Catheter System into the U.S. and Japan markets. Development costs needed to complete the project, estimated to be approximately $50 million, will be expensed as incurred. The goodwill is not deductible for tax purposes.

The Company has accounted for the acquisition of Ardian as a business combination. The purchase price has been allocated as follows:

(in millions)	
Current assets	$ 12
Property, plant, and equipment	1
IPR&D	191
Other intangible assets	55
Goodwill	807
Total assets acquired	1,066
Current liabilities	10
Long-term deferred tax liabilities, net	36
Total liabilities assumed	46
Net assets acquired	$1,020

Osteotech, Inc. On November 16, 2010, the Company acquired Osteotech, Inc. (Osteotech). Osteotech develops innovative biologic products for regenerative medicine. Under the terms of the agreement, Osteotech shareholders received $6.50 per share in cash for each share of Osteotech common stock that they owned. Total consideration for the transaction was $123 million. Based upon the acquisition valuation, the Company acquired $46 million of technology-based intangible assets that had an estimated useful life of nine years at the time of acquisition, $1 million of IPR&D, $57 million of net tangible assets, and $19 million of goodwill. The value attributable to IPR&D has been capitalized as an indefinite-lived intangible asset. The goodwill is not deductible for tax purposes.

The Company has accounted for the acquisition of Osteotech as a business combination. The purchase price has been allocated as follows:

(in millions)	
Current assets	$ 34
Property, plant, and equipment	21
IPR&D	1
Other intangible assets	46
Goodwill	19
Inventory	41
Other long-term assets	3
Total assets acquired	165
Current liabilities	19
Other long-term liabilities	15
Long-term deferred tax liabilities, net	8
Total liabilities assumed	42
Net assets acquired	$123

ATS Medical, Inc. On August 12, 2010, the Company acquired ATS Medical, Inc. (ATS Medical). ATS Medical is a leading developer, manufacturer, and marketer of products and services focused on cardiac surgery, including heart valves and surgical cryoablation technology. Under the terms of the agreement, ATS Medical shareholders received $4.00 per share in cash for each share of ATS Medical common stock that they owned. Total consideration for the transaction was $394 million, which includes $30 million of ATS Medical debt and acquired contingent consideration of $10 million. In connection with the acquisition, the Company acquired $101 million of technology-based intangible assets that had an estimated useful life of 11 years at the time of acquisition, $6 million of IPR&D, $78 million of net tangible assets, and $209 million of goodwill. The value attributable to IPR&D has been capitalized as an indefinite-lived intangible asset. The goodwill is not deductible for tax purposes.

The Company has accounted for the acquisition of ATS Medical as a business combination. The purchase price has been allocated as follows:

(in millions)	
Current assets	$ 51
Property, plant, and equipment	7
IPR&D	6
Other intangible assets	101
Goodwill	209
Long-term deferred tax assets, net	34
Total assets acquired	408
Current liabilities	14
Total liabilities assumed	14
Net assets acquired	$394

Axon Surgical On June 2, 2010, the Company acquired substantially all of the assets of Axon Surgical (Axon), a privately-held company. Prior to the acquisition, the Company distributed a large portion of Axon's products. The agreement will allow the Company to bring to market the next generation of surgeon-directed and professionally supported spinal neuromonitoring technology and expand the availability of this technology. Total consideration for the transaction, net of cash acquired, was $62 million, which includes the settlement of existing Axon debt. In connection with the acquisition of Axon, the Company acquired $41 million of technology-based intangible assets that had an estimated useful life of 10 years at the time of acquisition, $5 million of tangible assets, and $16 million of goodwill. The goodwill is deductible for tax purposes. The Company has accounted for the acquisition of Axon as a business combination.

Other Acquisitions and Acquisition-Related Items On September 14, 2010, the Company acquired a developer of vascular suturing products used in connection with cardiovascular and vascular procedures that require a puncture or incision to the artery. The terms of the transaction included an up-front payment of $15 million and additional payments of up to $10 million contingent upon achievement of certain milestones. Total consideration for the transaction was valued at approximately $21 million, which includes the estimated fair value of additional milestone-based contingent consideration of $6 million. The Company has accounted for this acquisition as a business combination.

During fiscal year 2011, the Company incurred a $15 million IPR&D charge related to two asset purchases in the CardioVascular and Surgical Technologies businesses. The Company also incurred a $15 million IPR&D charge related to a milestone payment under the existing terms of a royalty-bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. Product commercialization related to this technology had not yet been achieved. As a result, in accordance with authoritative guidance, the payments for these transactions were immediately expensed as IPR&D since technological feasibility had not yet been reached and such technology has no future alternative use. These amounts are included within *acquisition-related items* in the consolidated statement of earnings.

In connection with the Ardian acquisition, the Company recognized a gain of $85 million on its previously held investment and incurred approximately $10 million of certain acquisition-related costs, which include banker fees and other professional service fees, which were recorded within *acquisition-related items* in the consolidated statement of earnings.

In connection with acquisitions of ATS Medical and Osteotech, the Company began to assess and formulate a plan for the elimination of duplicative positions and the termination of certain contractual obligations. As a result, the Company incurred approximately $24 million and $21 million, respectively, of certain acquisition-related costs, which include legal fees and severance costs, change in control costs, and contract termination costs, which were recorded within *acquisition-related items* in the consolidated statement of earnings.

Fiscal Year 2010

Invatec S.p.A. In April 2010, the Company acquired privately-held Invatec S.p.A. (Invatec), a developer of innovative medical technologies for the interventional treatment of cardiovascular disease, and two affiliated companies. Invatec's two affiliated companies are Fogazzi, which provides polymer technology to Invatec; and Krauth Cardiovascular, which distributes Invatec products in Germany. Under the terms of the agreement, the transaction included an initial up-front payment of $350 million, which includes the assumption and settlement of existing Invatec debt. The agreement also includes potential additional payments of up to $150 million contingent upon achievement of certain milestones. Total consideration for the transaction was valued at approximately $468 million, which includes the $350 million up-front payment plus the estimated fair value of additional milestone-based contingent consideration of $118 million.

The potential contingent payments consist of up to $75 million upon reaching a revenue milestone in fiscal year 2011 and up to $75 million upon reaching a product development milestone by fiscal year 2013. The Company has recorded, as of the acquisition date, the estimated fair value of the contingent milestone payments of $118 million as a component of the consideration transferred as part of the acquisition of Invatec.

In connection with the acquisition of Invatec, the Company acquired $228 million of technology-based intangible assets with an estimated useful life of 12 years. Also as part of the acquisition, the Company recorded $114 million and $161 million of IPR&D and goodwill, respectively. The value attributable to IPR&D has been capitalized as an indefinite-lived intangible asset. The IPR&D primarily relates to the future launch of Invatec's drug-eluting balloons into the U.S. market. Development costs incurred on the project, estimated to be approximately $44 million, will be expensed as incurred. The establishment of goodwill was primarily due to the expected revenue growth that is attributable to increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

The Company has accounted for the acquisition of Invatec as a business combination. The purchase price has been allocated as follows:

(in millions)	
Current assets	$ 77
Property, plant, and equipment	32
IPR&D	114
Other intangible assets	228
Goodwill	161
Other assets	1
Total assets acquired	613
Current liabilities	46
Long-term deferred tax liabilities, net	99
Total liabilities assumed	145
Net assets acquired	$468

Other Acquisitions and Acquisition-Related Items In connection with the acquisition of Invatec, the Company began to assess and formulate a plan for the elimination of duplicative positions and the termination of certain contractual obligations. As a result, the Company incurred approximately $12 million of acquisition-related costs in fiscal year 2010. In February 2010, the Company recorded an IPR&D charge of $11 million related to the asset acquisition of Arbor Surgical Technologies, Inc.'s bovine pericardial heart valve technology. These amounts were recorded within *acquisition-related items* in the consolidated statement of earnings.

In August 2009, the Company acquired certain intangible assets related to the distribution of coronary products within the CardioVascular Japan business. In connection with the acquisition, the Company recorded $29 million of intangible assets with an estimated useful life of five years.

Fiscal Year 2009

CoreValve, Inc. In April 2009, the Company acquired CoreValve Inc. (CoreValve), a privately-held company. Under the terms of the agreement announced in February 2009, the transaction included an initial up-front payment, including direct acquisition costs, of $700 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. CoreValve develops percutaneous, catheter-based transfemoral aortic valve replacement products that are approved in certain markets outside the U.S.

In connection with the acquisition of CoreValve, the Company acquired $291 million of technology-based intangible assets with an estimated useful life of 12 years. Also as part of the acquisition, the Company recorded $123 million and $424 million of IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition and primarily relates to the future launch of CoreValve's catheter-based transfemoral aortic valve into the U.S. market. For purposes of valuing the acquired IPR&D, the Company estimated total costs to complete of approximately $80 million at the time of acquisition. The establishment of goodwill was primarily due to the expected revenue growth that is attributable to increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

The Company has accounted for the acquisition of CoreValve as a business combination. The purchase price has been allocated as follows:

(in millions)	
Current assets	$ 20
Property, plant, and equipment	7
IPR&D	123
Other intangible assets	291
Goodwill	424
Total assets acquired	865
Current liabilities	65
Long-term deferred tax liabilities	100
Total liabilities assumed	165
Net assets acquired	$700

In connection with the acquisition, the Company began to assess and formulate a plan for the elimination of duplicative positions and the termination of certain contractual obligations. The purchase accounting liabilities recorded in connection with these activities was approximately $39 million. As of April 30, 2010, these purchase accounting liabilities have been fully utilized.

Ablation Frontiers, Inc. In February 2009, the Company acquired Ablation Frontiers, Inc. (Ablation Frontiers), a privately-held company. Under the terms of the agreement announced in January 2009, the transaction included an initial up-front payment of $225 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. Total consideration for the transaction was approximately $235 million including the assumption and settlement of existing Ablation Frontiers debt and payment of direct acquisition costs. Ablation Frontiers develops radio frequency (RF) ablation solutions for treatment of atrial fibrillation. Ablation Frontiers' system of ablation catheters with a RF generator is currently approved in certain markets outside the U.S.

In connection with the acquisition of Ablation Frontiers, the Company acquired $63 million of technology-based intangible assets with an estimated useful life of 11 years. Also as part of the acquisition, the Company recorded $97 million and $107 million of IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition and primarily relates to the future launch of Ablation Frontiers' system of ablation catheters and RF generator into the U.S. market. For purposes of valuing the acquired IPR&D, the Company estimated total costs to complete of approximately $3 million. The establishment of goodwill was primarily due to the expected revenue growth that is attributable to increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

The Company has accounted for the acquisition of Ablation Frontiers as a business combination. The purchase price has been allocated as follows:

(in millions)	
Current assets	$ 7
Property, plant, and equipment	1
IPR&D	97
Other intangible assets	63
Goodwill	107
Total assets acquired	275
Current liabilities	19
Long-term deferred tax liabilities	21
Total liabilities assumed	40
Net assets acquired	$235

CryoCath Technologies Inc. In November 2008, the Company acquired all of the outstanding stock of CryoCath Technologies Inc. (CryoCath). Under the terms of the agreement announced in September 2008, CryoCath shareholders received $8.75 Canadian dollars per share in cash for each share of CryoCath common stock that they owned. Total consideration for the transaction, net of cash acquired, was approximately $352 million U.S. dollars including the purchase of outstanding CryoCath common stock, the assumption and settlement of existing CryoCath debt, and payment of direct acquisition costs. CryoCath develops cryotherapy products to treat cardiac arrhythmias. CryoCath's Arctic Front product is a minimally invasive cryo-balloon catheter designed specifically to treat atrial fibrillation and is currently approved in certain markets outside the U.S. In addition, the Arctic Front system was approved in the U.S. in the third quarter of fiscal year 2011.

In connection with the acquisition of CryoCath, the Company acquired $57 million of technology-based intangible assets with an estimated useful life of 11 years. Also as part of the acquisition, the Company recorded $72 million and $184 million of IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition and primarily relates to the future launch of Arctic Front into the U.S. market. For purposes of valuing the acquired IPR&D, the Company estimated total costs to complete of approximately $3 million. The establishment of goodwill was primarily due to the expected revenue growth that is attributable to increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

The Company has accounted for the acquisition of CryoCath as a business combination. The purchase price has been allocated as follows:

(in millions)	
Current assets	$ 24
Property, plant, and equipment	2
IPR&D	72
Other intangible assets	57
Goodwill	184
Long-term deferred tax assets	61
Total assets acquired	400
Current liabilities	30
Long-term deferred tax liabilities	15
Total liabilities assumed	45
Net assets acquired	$355

Restore Medical, Inc. In July 2008, the Company acquired Restore Medical, Inc. (Restore). Restore's Pillar Palatal Implant System provides the Company with a minimally invasive, implantable medical device used to treat the soft palate component of sleep breathing disorders, including mild to moderate obstructive sleep apnea and snoring. The Company accounted for the acquisition as a business combination. Restore shareholders received $1.60 per share in cash for each share of Restore common stock that they owned. Total consideration for the transaction, net of cash acquired, was approximately $29 million. In connection with the acquisition of Restore, the Company acquired $17 million of technology-based intangible assets with an estimated useful life of 10 years, $8 million of net tangible assets, and $5 million of goodwill. The goodwill is not deductible for tax purposes.

Other Acquisitions and Acquisition-Related Items In February 2009, the Company recorded an IPR&D charge of $307 million related to the asset acquisition of privately-held Ventor Technologies Ltd. (Ventor), a development stage company focused on transcatheter heart valve technologies for the treatment of aortic valve disease. This acquisition adds two technologies to the Company's transcatheter valve portfolio: a minimally invasive, surgical transapical technology and a next generation percutaneous, transfemoral technology. Total consideration for the transaction, net of cash acquired, was approximately $308 million. Of the $308 million, $307 million was expensed as IPR&D since technological feasibility of the underlying project had not yet been reached and such technology has no future alternative use and $1 million related to other net assets acquired. These amounts were recorded within *acquisition-related items* in the consolidated statement of earnings.

During the second and fourth quarters of fiscal year 2009, the Company recorded IPR&D charges of $22 million related to the purchase of certain intellectual property for use in the Spinal and Diabetes businesses. These payments were expensed as IPR&D since technological feasibility of the underlying products had not yet been reached and such technology has no future alternative use. These amounts were recorded within *acquisition-related items* in the consolidated statements of earnings.

Contingent Consideration Certain of the Company's business combinations or purchases of intellectual property involve the potential for the payment of future contingent consideration upon the achievement of certain product development milestones and/or various other favorable operating conditions. Payment of the additional consideration is generally contingent on the acquired company reaching certain performance milestones, including attaining specified revenue levels, achieving product development targets, or obtaining regulatory approvals. As a result of the Company adopting new authoritative guidance in fiscal year 2010 related to business combinations, contingent consideration is recorded at the acquisition date estimated fair value of the contingent milestone payments for all acquisitions subsequent to April 24, 2009. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense within *acquisition-related items* in the consolidated statements of earnings. The Company measures the initial liability and remeasures the liability on a recurring basis using Level 3 inputs as defined under authoritative guidance for fair value measurements. See Note 6 for further information regarding fair value measurements.

During the third quarter of fiscal year 2011, the Company decreased the undiscounted future contingent consideration by $81 million to reflect the achievement and subsequent payment of a revenue milestone to the former shareholders of CoreValve in accordance with the fiscal year 2009 acquisition agreement. At April 29, 2011, the estimated maximum potential amount of undiscounted future contingent consideration that the Company is expected to make associated with all completed business combinations or purchases of intellectual property prior to April 24, 2009 was approximately $240 million. The milestones associated with the contingent consideration must be reached in future periods ranging from fiscal years 2012 to 2016 in order for the consideration to be paid.

The fair value of contingent milestone payments associated with acquisitions subsequent to April 24, 2009 was remeasured as of April 29, 2011 and April 30, 2010 at $335 million and $118 million, respectively. As of April 29, 2011, $269 million was reflected in *other long-term liabilities* and $66 million was reflected in *other accrued expenses* in the consolidated balance sheet. As of April 30, 2010, $118 million was reflected in *other long-term liabilities*. The following table provides a reconciliation of the beginning and ending balances of contingent milestone payments associated with acquisitions subsequent to April 24, 2009 measured at fair value that used significant unobservable inputs (Level 3):

	Fiscal Year	
(in millions)	**2011**	2010
Beginning Balance	**$118**	$ —
Purchase price contingent consideration	**203**	118
Change in fair value of contingent consideration	**14**	—
Ending Balance	**$335**	$118

5. Investments

The Company invests in short-term and long-term investments, which consist primarily of marketable debt and equity securities. The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

Information regarding the Company's *short-term* and *long-term investments* at April 29, 2011 is as follows:

(in millions)	**Cost**	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**
Available-for-sale securities:				
Corporate debt securities	**$1,947**	**$ 20**	**$ (6)**	**$1,961**
Auction rate securities	**167**	**—**	**(34)**	**133**
Mortgage-backed securities	**783**	**10**	**(8)**	**785**
U.S. government and agency securities	**2,731**	**26**	**(1)**	**2,756**
Foreign government and agency securities	**130**	**1**	**—**	**131**
Certificates of deposit	**119**	**—**	**—**	**119**
Other asset-backed securities	**351**	**1**	**(3)**	**349**
Marketable equity securities	**186**	**55**	**(4)**	**237**
Trading securities:				
Exchange-traded funds	**33**	**6**	**—**	**39**
Cost method, equity method, and other investments	**656**	**—**	**—**	**656**
Total short-term and long-term investments	**$7,103**	**$119**	**$(56)**	**$7,166**

Information regarding the Company's *short-term* and *long-term investments* at April 30, 2010 is as follows:

(in millions)	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
Corporate debt securities	$ 2,130	$ 16	$ (12)	$ 2,134
Auction rate securities	194	—	(52)	142
Mortgage-backed securities	724	8	(15)	717
U.S. government and agency securities	2,745	9	(1)	2,753
Foreign government and agency securities	118	1	—	119
Certificates of deposit	256	—	—	256
Other asset-backed securities	315	1	(3)	313
Marketable equity securities	1	—	—	1
Trading securities:				
Exchange-traded funds	29	1	—	30
Cost method, equity method, and other investments	542	—	—	542
Total short-term and long-term investments	$ 7,054	$ 36	$ (83)	$ 7,007

Information regarding the Company's available-for-sale and trading securities at April 29, 2011 and April 30, 2010 is as follows:

(in millions)	**April 29, 2011** Short-term	**April 29, 2011** Long-term	April 30, 2010 Short-term	April 30, 2010 Long-term
Available-for-sale securities	**$1,046**	**$5,425**	$2,375	$4,060
Trading securities	**—**	**39**	—	30
Total	**$1,046**	**$5,464**	$2,375	$4,090

The following tables show the gross unrealized losses and fair values of the Company's available-for-sale investments in individual securities that have been in a continuous unrealized loss position deemed to be temporary for less than 12 months and for more than 12 months, aggregated by investment category as of April 29, 2011 and April 30, 2010:

	April 29, 2011			
	Less Than 12 Months		**More Than 12 Months**	
(in millions)	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Corporate debt securities	**$ 256**	**$(1)**	**$ 16**	**$ (5)**
Auction rate securities	**—**	**—**	**133**	**(34)**
Mortgage-backed securities	**161**	**(1)**	**67**	**(7)**
U.S. government and agency securities	**267**	**(1)**	**—**	**—**
Other asset-backed securities	**74**	**(1)**	**12**	**(2)**
Marketable equity securities	**92**	**(4)**	**—**	**—**
Total	**$ 850**	**$(8)**	**$228**	**$(48)**

	April 30, 2010			
	Less Than 12 Months		More Than 12 Months	
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$ 890	$ (3)	$ 39	$ (9)
Auction rate securities	—	—	142	(52)
Mortgage-backed securities	97	—	92	(15)
U.S. government and agency securities	853	(1)	—	—
Other asset-backed securities	95	(1)	19	(2)
Total	$1,935	$ (5)	$ 292	$ (78)

At April 29, 2011, the Company concluded that the unrealized losses associated with the available-for-sale securities detailed above were not other-than-temporary as the Company does not have the intent to sell, nor is it more likely than not that the Company will be required to sell, before recovery of the amortized cost.

Activity related to the Company's short-term and long-term investment portfolio is as follows:

	Fiscal Year					
	2011		2010		2009	
(in millions)	**Debt[(a)]**	**Equity[(b)(c)]**	Debt[(a)]	Equity[(b)]	Debt[(a)]	Equity[(b)]
Proceeds from sales	**$6,443**	**$ 31**	$3,791	$ 27	$2,845	$—
Gross realized gains	**$ 28**	**$ 85**	$ 44	$ 10	$ 35	$—
Gross realized losses	**$ (15)**	**$ —**	$ (6)	$ —	$ (8)	$—
Impairment losses recognized	**$ (5)**	**$(24)**	$ (14)	$(40)	$ (38)	$ (4)

(a) Includes available-for-sale debt securities.
(b) Includes marketable equity securities, cost method, equity method, exchange-traded funds, and other investments.
(c) As a result of the Ardian acquisition that occurred during fiscal year 2011, the Company recognized an $85 million non-cash gain on its previously held minority investment.

The total other-than-temporary impairment losses on available-for-sale debt securities for the fiscal years ended April 29, 2011 and April 30, 2010 were $18 million and $29 million, respectively, of which $13 million and $15 million, respectively, were recognized in accumulated other comprehensive loss resulting in $5 million and $14 million, respectively, of charges being recognized in earnings. These charges relate to credit losses on certain mortgage-backed securities and auction rate securities. The amount of credit losses represents the difference between the present value of cash flows expected to be collected on these securities and the amortized cost. Based on the Company's assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which invested, the Company believes it has recorded all necessary other-than-temporary impairments as the Company does not have the intent to sell, nor is it more likely than not that the Company will be required to sell before recovery of the amortized cost.

The following table shows the credit loss portion of other-than-temporary impairments on debt securities held by the Company as of the dates indicated and the corresponding changes in such amounts:

(in millions)	
Balance as of April 24, 2009	$—
Credit losses remaining in retained earnings upon adoption	4
Credit losses recognized on securities previously not impaired	10
Additional credit losses recognized on securities previously impaired	4
Reductions for securities sold during the period	(1)
Balance as of April 30, 2010	17
Credit losses recognized on securities previously not impaired	2
Additional credit losses recognized on securities previously impaired	3
Reductions for securities sold during the period	(2)
Balance as of April 29, 2011	**$20**

The April 29, 2011 balance of available-for-sale debt securites by contractual maturity is shown in the following table at fair value. Within the table, maturities of mortgage-backed securities have been allocated based upon timing of estimated cash flows, assuming no change in the current interest rate environment. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(in millions)	**April 29, 2011**
Due in one year or less	$1,252
Due after one year through five years	4,507
Due after five years through ten years	325
Due after ten years	150
Total debt securities	$6,234

As of April 29, 2011 and April 30, 2010, the aggregate carrying amount of equity and other securities without a quoted market price and accounted for using the cost or equity method was $656 million and $542 million, respectively. The total carrying value of these investments is reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company's investment may not be recoverable. The fair value of cost or equity method investments is not adjusted if there are no identified events or changes in circumstances that may have a material adverse effect on the fair value of the investment. During fiscal year 2011, in accordance with authoritative guidance, the Company transferred investments accounted for as cost method investments with a cost basis of $163 million to available-for-sale marketable equity securities, due to restrictions on a public company investment being within one year from expiration as well as the initial public offering of two other companies in which the Company holds investments. The April 29, 2011 cost method, equity method, and other investments balance includes $316 million of investments in a public company with trading restrictions through December 31, 2013. These investments will be reclassified to available-for-sale marketable equity securities within one year of the restriction lapsing.

Gains and losses realized on trading securities and available-for-sale debt securities are recorded in *interest expense, net* in the consolidated statements of earnings. Gains and losses realized on marketable equity securities, cost method, equity method, and other investments are recorded in *other expense, net* in the consolidated statements of earnings. In addition, unrealized gains and losses on available-for-sale debt and marketable equity securities are recorded in *accumulated other comprehensive loss* in the consolidated balance sheets and unrealized gains and losses on trading securities are recorded in *interest expense, net* in the consolidated statements of earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

6. Fair Value Measurements

Under the authoritative guidance for fair value measurements, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:

- Level 1 — Inputs are quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
- Level 3 — Inputs are unobservable for the asset or liability.

See the section below titled *Valuation Techniques* for further discussion of how the Company determines fair value for investments.

Assets and Liabilities That Are Measured at Fair Value on a Recurring Basis The authoritative guidance is principally applied to financial assets and liabilities such as marketable equity securities and debt securities that are classified and accounted for as trading, available-for-sale, and derivative instruments. Derivatives include cash flow hedges, freestanding derivative forward contracts, and interest rate swaps. These items are marked-to-market at each reporting period. The information in the following paragraphs and tables primarily addresses matters relative to these financial assets and liabilities.

The following tables provide information by level for assets and liabilities that are measured at fair value on a recurring basis:

		Fair Value Measurements Using Inputs Considered as		
(in millions)	**Fair Value at April 29, 2011**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Corporate debt securities	$1,961	$ —	$1,944	$ 17
Auction rate securities	133	—	—	133
Mortgage-backed securities	785	—	750	35
U.S. government and agency securities	2,756	1,453	1,303	—
Foreign government and agency securities	131	—	131	—
Certificates of deposit	119	—	119	—
Other asset-backed securities	349	—	343	6
Marketable equity securities	237	237	—	—
Exchange-traded funds	39	39	—	—
Derivative assets	130	21	109	—
Total assets	$6,640	$1,750	$4,699	$191
Liabilities:				
Derivative liabilities	$ 303	$ 303	$ —	$ —
Total liabilities	$ 303	$ 303	$ —	$ —

		Fair Value Measurements Using Inputs Considered as		
(in millions)	Fair Value at April 30, 2010	Level 1	Level 2	Level 3
Assets:				
Corporate debt securities	$ 2,134	$ —	$ 2,118	$ 16
Auction rate securities	142	—	—	142
Mortgage-backed securities	717	—	678	39
U.S. government and agency securities	2,753	782	1,971	—
Foreign government and agency securities	119	—	119	—
Certificates of deposit	256	—	256	—
Other asset-backed securities	313	—	297	16
Marketable equity securities	1	1	—	—
Exchange-traded funds	30	30	—	—
Derivative assets	296	265	31	—
Total assets	$ 6,761	$1,078	$ 5,470	$213
Liabilities:				
Derivative liabilities	$ 47	$ 47	$ —	$ —
Total liabilities	$ 47	$ 47	$ —	$ —

Valuation Techniques Financial assets that are classified as Level 1 securities include highly liquid government bonds within the U.S. government and agency securities, marketable equity securities, and exchange-traded funds for which quoted market prices are available. In addition, the Company has determined that foreign currency forward contracts are included in Level 1 as these are valued using quoted market prices in active markets which have identical assets or liabilities.

The valuation for most fixed maturity securities are classified as Level 2. Financial assets that are classified as Level 2 include corporate debt securities, U.S. government and agency securities, foreign government and agency securities, certificates of deposit, other asset-backed securities, and certain mortgage-backed securities whose value is determined using inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves, and benchmark securities. In addition, the Company determined that interest rate swaps are included in Level 2 as the Company uses inputs other than quoted prices that are observable for the asset. The Level 2 derivative positions are primarily valued using standard calculations and models that use readily observable market data as their basis.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. Level 3 investment securities primarily include certain corporate debt securities, auction rate securities, certain mortgage-backed securities, and certain other asset-backed securities for which there was a decrease in the observability of market pricing for these investments. At April 29, 2011, these securities were valued primarily using broker pricing models that incorporate transaction details such as contractual terms, maturity, timing, and amount of expected future cash flows, as well as assumptions about liquidity and credit valuation adjustments of marketplace participants.

The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company's policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal quarter in which the actual event or change in circumstances that caused the transfer occurs. There were no significant transfers between Level 1, Level 2, or Level 3 during the fiscal years ended April 29, 2011 or April 30, 2010. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. The following table provides a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis in the tables above that used significant unobservable inputs (Level 3):

	Fiscal Year	
(in millions)	**2011**	2010
Beginning Balance	**$213**	$205
Total realized losses and other-than-temporary impairment losses included in earnings	**(6)**	(9)
Total unrealized gains included in other comprehensive income	**27**	58
Net purchases, issuances, and settlements	**(43)**	(41)
Ending Balance	**$191**	$213

Assets and Liabilities That Are Measured at Fair Value on a Nonrecurring Basis Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized.

The Company holds investments in equity and other securities that are accounted for using the cost or equity method, which are classified as *long-term investments* in the consolidated balance sheets. The aggregate carrying amount of these investments approximated $656 million at April 29, 2011 and $542 million at April 30, 2010. These cost or equity method investments are measured at fair value on a nonrecurring basis. The fair value of the Company's cost or equity method investments is not estimated if there are no identified events or changes in circumstance that may have a significant adverse effect on the fair value of these investments. During fiscal years 2011, 2010, and

2009, the Company determined that the fair values of certain cost method investments were below their carrying values and that the carrying values of these investments were not expected to be recoverable within a reasonable period of time. As a result, the Company recognized $24 million, $40 million, and $4 million in impairment charges in fiscal years 2011, 2010, and 2009, respectively. The impairment charges related to the cost method investments were recorded in *other expense, net* in the consolidated statements of earnings. These investments fall within Level 3 of the fair value hierarchy, due to the use of significant unobservable inputs to determine fair value, as the investments are privately-held entities without quoted market prices. To determine the fair value of these investments, the Company used all pertinent financial information that was available related to the entities, including financial statements and market participant valuations from recent and proposed equity offerings.

The Company assesses the impairment of intangible assets annually or whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. The aggregate carrying amount of intangible assets approximated $2.777 billion as of April 29, 2011 and $2.559 billion as of April 30, 2010. These assets are measured at fair value on a nonrecurring basis. The fair value of the Company's intangible assets is not estimated if there is no change in events or circumstances that indicate the carrying amount of an intangible asset may not be recoverable. During fiscal year 2011, the Company determined that changes in events and circumstances indicated that the carrying amounts of certain intangible assets may not be fully recoverable. To determine the impairment, the Company calculated the excess of the intangible asset's carrying value over its fair value utilizing a discounted future cash flow analysis. As a result of the analysis performed in fiscal year 2011, the fair values of the intangible assets were deemed to be less than the carrying values, resulting in pre-tax impairment losses of $28 million of which $19 million is related to the fiscal year 2011 restructuring initiative and was recorded in *restructuring charges* and $9 million was recorded in *other expense, net* in the Company's consolidated statement of earnings. The Company did not record any intangible asset impairments during fiscal years 2010 or 2009. The inputs used in the fair value analysis fall within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs to determine fair value.

The Company assesses the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of property, plant, and equipment assets may not be recoverable. As part of the Company's restructuring initiatives, the Company recorded property, plant, and equipment impairments of $13 million, $8 million, and $7 million during fiscal years 2011, 2010, and 2009, respectively. For further discussion of the restructuring initiatives refer to Note 3.

Financial Instruments Not Measured at Fair Value The estimated fair value of the Company's long-term debt, including the short-term portion, at April 29, 2011 was $8.524 billion compared to a principal value of $8.096 billion, and $10.047 billion compared to a principal value of $9.711 billion at April 30, 2010. Fair value was estimated using quoted market prices for the same or similar instruments. The fair values and principal values consider the terms of the related debt and exclude the impacts of debt discounts and derivative/hedging activity.

7. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for fiscal years 2011 and 2010 are as follows:

(in millions)	Cardiac and Vascular Group	Restorative Therapies Group	Total
Balance as of April 24, 2009	$ 1,392	$ 6,803	$ 8,195
Goodwill as a result of acquisitions	155	—	155
Purchase accounting adjustments, net	(5)	(3)	(8)
Currency adjustment, net	46	3	49
Balance as of April 30, 2010	$ 1,588	$ 6,803	$ 8,391
Goodwill as a result of acquisitions	1,046	33	1,079
Purchase accounting adjustments, net	25	4	29
Currency adjustment, net	20	18	38
Balance as of April 29, 2011	**$2,679**	**$6,858**	**$9,537**

The Company completed its annual goodwill impairment test during the third quarter for fiscal years ending April 29, 2011, April 30, 2010, and April 24, 2009 and concluded that there were no impairments or reporting units that were considered at risk of impairment.

Balances of intangible assets, excluding goodwill, are as follows:

(in millions)	Purchased Technology and Patents	Trademarks and Tradenames	Acquired IPR&D	Other	Total
Amortizable intangible assets as of April 29, 2011:					
Original cost	**$ 3,565**	**$ 373**	**$338**	**$ 150**	**$ 4,426**
Accumulated amortization	**(1,265)**	**(290)**	**—**	**(94)**	**(1,649)**
Carrying value	**$ 2,300**	**$ 83**	**$338**	**$ 56**	**$ 2,777**
Weighted average original life (in years)	**12.3**	**10.3**	**N/A**	**8.5**	
Amortizable intangible assets as of April 30, 2010:					
Original cost	$ 3,300	$ 373	$ 114	$ 252	$ 4,039
Accumulated amortization	(1,040)	(254)	—	(186)	(1,480)
Carrying value	$ 2,260	$ 119	$ 114	$ 66	$ 2,559
Weighted average original life (in years)	12.6	10.3	N/A	8.6	

Amortization expense for fiscal years 2011, 2010, and 2009 was $340 million, $318 million, and $281 million, respectively.

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets, excluding any possible future amortization associated with acquired IPR&D, which has not met technological feasibility, is as follows:

(in millions)

Fiscal Year	Amortization Expense
2012	$ 321
2013	304
2014	294
2015	279
2016	268
Thereafter	973
	$2,439

8. Financing Arrangements

Debt consisted of the following:

		April 29, 2011			April 30, 2010		
(in millions, except interest rates)	Maturity by Fiscal Year	**Payable**	**Average Interest Rate**	**Effective Interest Rate**	Payable	Average Interest Rate	Effective Interest Rate
Short-Term Borrowings:							
Commercial paper	2012	**$1,500**	**0.22%**	**—**	$ —	—	—
Capital lease obligations	2012	**2**	**7.47%**	**—**	—	—	—
Bank borrowings	2011–2013	**222**	**1.25%**	**—**	65	1.20%	—
Five-year senior convertible notes	2011	**—**	**—**	**—**	2,200	1.50%	5.97%
Five-year 2005 senior notes	2011	**—**	**—**	**—**	400	4.38%	4.43%
Debt discount	2011–2012	**(1)**	**—**	**—**	(90)	—	—
Total Short-Term Borrowings		**$1,723**			$2,575		

(in millions, except interest rates)	Maturity by Fiscal Year	April 29, 2011 Payable	Average Interest Rate	Effective Interest Rate	April 30, 2010 Payable	Average Interest Rate	Effective Interest Rate
Long-Term Debt:							
Contingent convertible debentures	2012–2022	**$ 15**	**1.25%**	—	$ 15	1.25%	—
Seven-year senior convertible notes	2013	**2,200**	**1.63%**	**6.03%**	2,200	1.63%	6.03%
Five-year 2009 senior notes	2014	**550**	**4.50%**	**4.50%**	550	4.50%	4.50%
Five-year 2010 senior notes	2015	**1,250**	**3.00%**	**3.00%**	1,250	3.00%	3.00%
Ten-year 2005 senior notes	2016	**600**	**4.75%**	**4.76%**	600	4.75%	4.76%
Five-year 2011 senior notes	2016	**500**	**2.63%**	**2.72%**	—	—	—
Ten-year 2009 senior notes	2019	**400**	**5.60%**	**5.61%**	400	5.60%	5.61%
Ten-year 2010 senior notes	2020	**1,250**	**4.45%**	**4.47%**	1,250	4.45%	4.47%
Ten-year 2011 senior notes	2021	**500**	**4.13%**	**4.19%**	—	—	—
Thirty-year 2009 senior notes	2039	**300**	**6.50%**	**6.52%**	300	6.50%	6.52%
Thirty-year 2010 senior notes	2040	**500**	**5.55%**	**5.56%**	500	5.55%	5.56%
Interest rate swaps	2013–2021	**110**	—	—	33	—	—
Gains from interest rate swap terminations	2011–2016	**68**	—	—	41	—	—
Capital lease obligations	2013–2025	**32**	**6.28%**	—	18	4.21%	—
Bank borrowings	2013	**14**	**5.60%**	—	46	5.60%	—
Debt discount	2011–2013	**(177)**	—	—	(259)	—	—
Total Long-Term Debt		**$8,112**			$6,944		

Senior Convertible Notes In April 2006, the Company issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013 (collectively, the Senior Convertible Notes). The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The $2.200 billion 1.500 percent Senior Convertible Notes due 2011 were repaid in April 2011. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes had an initial conversion price of $56.14 per share. As of April 29, 2011, pursuant to provisions in the indentures relating to the Company's increase of its quarterly dividend to shareholders, the conversion rate for the Senior Convertible Notes is now 18.5175, which correspondingly changed the conversion price per share for the Senior Convertible Notes to $54.00.

Concurrent with the issuance of the Senior Convertible Notes, the Company purchased call options on its common stock in private transactions. The call options allow the Company to receive shares of the Company's common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that it would pay to the holders of the Senior Convertible Notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related Senior Convertible Notes or the first day all of the related Senior Convertible Notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1.075 billion ($699 million net of tax benefit), were recorded as a reduction of shareholders' equity.

In separate transactions, the Company sold warrants to issue shares of the Company's common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of the Company's common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of the Company's common stock may be settled over a specified period beginning in July 2013 (the settlement dates). If the average price of the Company's common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of the Company's common stock. Proceeds received from the issuance of the warrants totaled approximately $517 million and were recorded as an addition to shareholders' equity. During the fourth quarter of fiscal year 2010, certain of the holders requested adjustment to the exercise price of the warrants from $75.30 to $74.71 pursuant to the anti-dilution provisions of the warrants relating to the Company's payment of dividends to shareholders of the Company's common stock.

Under authoritative guidance, the Company concluded that the purchased call options and sold warrants were indexed to its own stock and should continue to be classified in shareholders' equity and not be separated as a derivative; thus consistent with prior periods, the existing guidance for accounting for derivative financial instruments indexed to, and potentially settled in, a company's own stock would still apply.

Authoritative guidance provides that contracts are initially classified as equity if (1) the contract requires physical settlement or net-share settlement, or (2) the contract gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The settlement terms of the Company's purchased call options and sold warrant contracts provide for net-cash settlement for the particular contract or net-share settlement, depending on the method of settlement, as discussed above, which is at the option of the Company. Based on existing guidance, the purchased call option contracts were recorded as a reduction of equity and the warrants were recorded as an addition to equity as of the trade date. Existing guidance states that a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity is both indexed to its own stock and classified in shareholders' equity in its statement of financial position. The Company concluded that the purchased call option contracts and the warrant contracts should be accounted for in shareholders' equity.

Effective the first day of the Company's fiscal year 2010, the Company accounted for the Senior Convertible Notes in accordance with the authoritative guidance for convertible debt. The guidance requires the proceeds from the issuance of the Senior Convertible Notes to be allocated between a liability component (issued at a discount) and an equity component. The resulting debt discount is amortized over the period the Senior Convertible Notes are expected to be outstanding as additional non-cash interest expense. This change in accounting for the Senior Convertible Notes has been applied to the Company's prior period financial statements on a retrospective basis, as required by the guidance.

The following table provides equity and debt information for the Senior Convertible Notes under the convertible debt guidance:

	2013 Senior Convertible Notes		2011 Senior Convertible Notes	
(in millions)	**April 29, 2011**	April 30, 2010	**April 29, 2011**	April 30, 2010
Carrying amount of the equity component	**$ 547**	$ 547	**$—**	$ 420
Principal amount of the Senior Convertible Notes	**$2,200**	$2,200	**$—**	$2,200
Unamortized discount	**(177)**	(259)	**—**	(90)
Net carrying amount of the debt component	**$2,023**	$1,941	**$—**	$2,110

As of April 29, 2011, the unamortized balance of the debt discount for the 2013 Senior Convertible Notes will be amortized over the remaining life of such debt, which is approximately two years for the 2013 Senior Convertible Notes. The 2011 Senior Convertible Notes were repaid in April 2011. The following table provides interest expense amounts related to the Senior Convertible Notes:

	2013 Senior Convertible Notes		2011 Senior Convertible Notes	
	2011	2010	**2011**	2010
Interest cost related to contractual interest coupon	**$36**	$36	**$32**	$34
Interest cost related to amortization of the discount	**82**	79	**90**	90

Senior Notes Senior Notes are unsecured, senior obligations of the Company and rank equally with all other secured and unsubordinated indebtedness of the Company. The indentures under which the Senior Notes were issued contain customary covenants, all of which the Company remains in compliance with as of April 29, 2011. The Company used the net proceeds from the sale of the Senior Notes primarily for working capital and general corporate uses.

In March 2011, the Company issued two tranches of Senior Notes (collectively, the 2011 Senior Notes) with an aggregate face value of $1.000 billion. The first tranche consisted of $500 million of 2.625 percent Senior Notes due 2016. The second tranche consisted of $500 million of 4.125 percent Senior Notes due 2021. Interest on each series of 2011 Senior Notes is payable semi-annually, on March 15 and September 15 of each year, commencing September 15, 2011. The Company used the net proceeds from the sale of the 2011 Senior Notes for working capital and general corporate uses.

In September 2010, the Company repaid the $400 million 4.375 percent 2005 Senior Notes due 2010.

As of April 29, 2011 and April 30, 2010, the Company had interest rate swap agreements designated as fair value hedges of underlying fixed-rate obligations, including the $1.250 billion 3.000 percent 2010 Senior Notes due 2015, the $600 million 4.750 percent 2005 Senior Notes due 2015, the $2.200 billion 1.625 percent Senior Convertible Notes due 2013, and the $550 million 4.500 percent 2009 Senior Notes due 2014. Additionally, as of April 29, 2011 the Company had interest rate swap agreements designated as fair value hedges of underlying fixed-rate obligations including the $500 million 2.625 percent 2011 Senior Notes due 2016 and the $500 million 4.125 percent 2011 Senior Notes due 2021. For additional information regarding the interest rate swap agreements, refer to Note 9.

Contingent Convertible Debentures As of April 29, 2011 and April 30, 2010, the Company had $15 million remaining in aggregate principal amount of 1.250 percent Contingent Convertible Debentures, Series B due 2021 (the Debentures) outstanding. Interest is payable semi-annually. Each Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Debentures are not convertible before their final maturity unless the closing price of the Company's common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. Upon conversion of the Debentures, the Company will pay holders cash equal to the lesser of the principal amount of the Debentures or their conversion value, and shares of the Company's common stock to the extent the conversion value exceeds the principal amount of the Debentures. The Company may be required to repurchase the remaining Debentures at the option of the holders in September 2011 or 2016. For put options exercised by the holders of the Debentures, the purchase price is equal to the principal amount of the applicable Debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, the Company will pay holders the repurchase price solely in cash. The Company can redeem the Debentures for cash at any time.

Commercial Paper The Company maintains a commercial paper program that allows the Company to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. As of April 29, 2011, outstanding commercial paper totaled $1.500 billion. There was no outstanding commercial paper as of April 30, 2010. During fiscal years 2011 and 2010, the weighted average original maturity of the commercial paper outstanding was approximately 73 and 63 days, respectively, and the weighted average interest rate was 0.25 percent and 0.21 percent, respectively. The issuance of commercial paper reduces the amount of credit available under the Company's existing lines of credit.

Bank Borrowings Bank borrowings consist primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes and borrowings from U.S. banks. Approximately $201 million of the $236 million outstanding bank borrowings as of April 29, 2011 were short-term advances to certain subsidiaries under credit agreements with various banks. These advances are guaranteed by the Company.

Lines of Credit The Company has committed and uncommitted lines of credit with various banks. The committed lines of credit include a new four-year $2.250 billion syndicated credit facility dated December 9, 2010 that will expire on December 9, 2014 (New Facility). This New Facility replaced the Company's five-year $1.750 billion syndicated credit facility which was scheduled to expire in December 2011. The New Facility provides the Company with the ability to increase its capacity by an additional $500 million at any time during the life of the four-year term of the agreement. The Company can also request the extension of the New Facility maturity date for one additional year, at the first and second anniversary of the date of the New Facility. The New Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes. As of April 29, 2011 and April 30, 2010, no amounts were outstanding on the committed lines of credit.

On November 2, 2007, the Company entered into a credit agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. The credit agreement provided for a $300 million unsecured, committed revolving credit facility which matured on November 2, 2010, with no outstanding balance as of that date.

Interest rates on these borrowings are determined by a pricing matrix, based on the Company's long-term debt ratings, assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. The agreements also contain customary covenants, all of which the Company remains in compliance with as of April 29, 2011.

Contractual maturities of long-term debt for the next five fiscal years and thereafter, including the current portion and capital leases, and excluding the debt discount, the fair value impact of outstanding interest rate swap agreements, and the remaining gains from terminated interest rate swap agreements are as follows:

(in millions)

Fiscal Year	Obligation
2012	$ 34
2013	2,216
2014	552
2015	1,252
2016	1,102
Thereafter	2,974
Total long-term debt	8,130
Less: Current portion of long-term debt	34
Long-term portion of long-term debt	$8,096

9. Derivatives and Foreign Exchange Risk Management
The Company uses operational and economic hedges, as well as currency exchange rate derivative contracts and interest rate derivative instruments to manage the impact of currency exchange and interest rate changes on earnings and cash flows. In order to minimize earnings and cash flow volatility resulting from currency exchange rate changes, the Company enters into derivative instruments, principally forward currency exchange rate contracts. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets, liabilities, and probable commitments. At inception of the forward contract, the derivative is designated as either a freestanding derivative or a cash flow hedge. The primary currencies of the derivative instruments are the Euro and the Japanese Yen. The Company does not enter into currency exchange rate derivative instruments for speculative purposes. The gross notional amount of all currency exchange rate derivative instruments outstanding at April 29, 2011 and April 30, 2010 was $6.834 billion and $5.495 billion, respectively. The aggregate currency exchange rate gains/(losses) were $92 million, $56 million, and $(53) million, in fiscal years 2011, 2010, and 2009, respectively. These gains/(losses) represent the net impact to the consolidated statements of earnings for the derivative instruments presented below offset by remeasurement gains/(losses) on foreign currency denominated assets and liabilities.

The information that follows explains the various types of derivatives and financial instruments used by the Company, how and why the Company uses such instruments, how such instruments are accounted for, and how such instruments impact the Company's consolidated balance sheets and statements of earnings.

Freestanding Derivative Forward Contracts
Freestanding derivative forward contracts are used to offset the Company's exposure to the change in value of specific foreign currency denominated assets and liabilities. These derivatives are not designated as hedges, and therefore, changes in the value of these forward contracts are recognized currently in earnings, thereby offsetting the current earnings effect of the related change in U.S. dollar value of foreign currency denominated assets and liabilities. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gross notional amount of these contracts, not designated as hedging instruments, outstanding at April 29, 2011 and April 30, 2010 was $2.453 billion and $1.839 billion, respectively.

The amount of gains/(losses) and location of the gains/(losses) in the consolidated statements of earnings related to derivative instruments not designated as hedging instruments for the fiscal years ended April 29, 2011 and April 30, 2010 are as follows:

April 29, 2011
(in millions)

Derivatives Not Designated as Hedging Instruments	**Location**	**Amount**
Foreign currency exchange rate contracts	**Other expense, net**	**$(107)**

April 30, 2010
(in millions)

Derivatives Not Designated as Hedging Instruments	Location	Amount
Foreign currency exchange rate contracts	Other expense, net	$(118)

Cash Flow Hedges
Foreign Currency Exchange Rate Risk Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of *accumulated other comprehensive loss* and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings during fiscal years 2011, 2010, or 2009. No components of the hedge contracts were excluded in the measurement of hedge ineffectiveness and no hedges were derecognized or discontinued during fiscal years 2011, 2010, or 2009. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gross notional amount of these contracts, designated as cash flow hedges, outstanding at April 29, 2011 and April 30, 2010 was $4.381 billion and $3.656 billion, respectively, and will mature within the subsequent 36-month period.

The amount of gains/(losses) and location of the gains/(losses) in the consolidated statements of earnings and other comprehensive income (OCI) related to derivative instruments designated as cash flow hedges for the fiscal years ended April 29, 2011 and April 30, 2010 are as follows:

April 29, 2011
(in millions)

Derivatives in Cash Flow Hedging Relationships	Gross (Losses) Recognized in OCI on Effective Portion of Derivative	Effective Portion of Gains on Derivative Reclassified from Accumulated Other Comprehensive Loss into Income	
	Amount	**Location**	**Amount**
Foreign currency exchange rate contracts	$(530)	Other expense, net	$50
		Cost of products sold	31
Total	$(530)		$81

April 30, 2010
(in millions)

Derivatives in Cash Flow Hedging Relationships	Gross (Losses) Recognized in OCI on Effective Portion of Derivative	Effective Portion of Gains on Derivative Reclassified from Accumulated Other Comprehensive Loss into Income	
	Amount	Location	Amount
Foreign currency exchange rate contracts	$ (212)	Other expense, net	$ 1
		Cost of products sold	45
Total	$ (212)		$46

As of April 29, 2011 and April 30, 2010, the Company had $(257) million and $91 million in after-tax net unrealized gains/(losses) associated with cash flow hedging instruments recorded in *accumulated other comprehensive loss,* respectively. The Company expects that $192 million of the unrealized losses as of April 29, 2011 will be reclassified into the consolidated statement of earnings over the next twelve months.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivatives as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in current earnings.

Interest rate derivative instruments designated as fair value hedges are designed to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

As of April 29, 2011 and April 30, 2010, the Company had interest rate swaps in gross notional amounts of $3.500 billion and $4.600 billion, respectively, designated as fair value hedges of underlying fixed-rate obligations.

In March 2011, the Company entered into five-year and ten-year fixed-to-floating interest rate swap agreements with a consolidated notional amount of $750 million, which were designated as fair value hedges of fixed interest rate obligations under the Company's 2011 Senior Notes due 2016 and 2021. The Company pays variable interest equal to the London Interbank Offered Rate (LIBOR) plus approximately 37.00 and 66.00 basis points, and receives a fixed interest rate of 2.625 percent and 4.125 percent, respectively.

In March 2010, the Company entered into 12 five-year fixed-to-floating interest rate swap agreements with a consolidated notional amount of $1.850 billion. Nine of these interest rate swap agreements were designated as fair value hedges of the fixed interest rate obligation under the Company's $1.250 billion 3.000 percent Senior Notes due 2015. The remaining three interest rate swap agreements were designated as fair value hedges of the fixed interest rate obligation under the Company's $600 million 4.750 percent Senior Notes due 2015. On the first nine interest rate swap agreements, the Company pays variable interest equal to the three-month LIBOR plus 36.00 basis points and it receives a fixed interest rate of 3.000 percent. On the remaining three interest rate swap agreements, the Company pays variable interest equal to the LIBOR plus 185.00 basis points and it receives a fixed interest rate of 4.750 percent.

Additionally, in March 2010, the Company entered into nine three-year fixed-to-floating interest rate swap agreements with a consolidated notional amount of $2.200 billion. These interest rate swap agreements were designated as fair value hedges of the fixed interest rate obligation under the Company's $2.200 billion 1.625 percent Senior Convertible Notes due 2013. The Company pays variable interest equal to the three-month LIBOR minus 19.70 basis points and it receives a fixed interest rate of 1.625 percent. During fiscal year 2011, the Company terminated interest rate swap agreements with a consolidated notional amount of $1.850 billion that were designated as fair value hedges of the fixed interest rate obligation under the Company's $2.200

billion 1.625 percent Senior Convertible Notes due 2013. Upon termination, the contracts were in an asset position, resulting in cash receipts of $51 million, which included $11 million of accrued interest. The gain from terminating the interest rate swap agreements increased the outstanding balance of the Senior Convertible Notes and is being amortized as a reduction of interest expense over the remaining life of the Senior Convertible Notes. The cash flows from the termination of these interest rate swap agreements have been reported as operating activities in the consolidated statement of cash flows.

In December 2009, the Company entered into three five-year fixed-to-floating interest rate swap agreements, two with notional amounts of $75 million each and one with a notional amount of $100 million. These interest rate swap agreements were designated as fair value hedges of the fixed interest rate obligation under the Company's $550 million 4.500 percent Senior Notes due 2014. On the first $75 million interest rate swap agreement, the Company pays variable interest equal to the three-month LIBOR plus 181.25 basis points and it receives a fixed interest rate of 4.500 percent. For the second $75 million interest rate swap agreement, the Company pays variable interest equal to the three-month LIBOR plus 196.50 basis points and it receives a fixed interest rate of 4.500 percent. For the $100 million interest rate swap agreement, the Company pays variable interest equal to the three-month LIBOR plus 198.10 basis points and it receives a fixed interest rate of 4.500 percent.

In June 2009, the Company entered into two five-year fixed-to-floating interest rate swap agreements with notional amounts of $150 million each. These interest rate swap agreements were designated as fair value hedges of the fixed interest rate obligation under the Company's $550 million 4.500 percent Senior Notes due 2014. On the first interest rate swap agreement, the Company pays variable interest equal to the one-month LIBOR plus 134.00 basis points and it receives a fixed interest rate of 4.500 percent. For the second interest rate swap agreement, the Company pays variable interest equal to the one-month LIBOR plus 137.25 basis points and it receives a fixed interest rate of 4.500 percent.

As of April 29, 2011 and April 30, 2010, the market value of outstanding interest rate swap agreements was an unrealized gain of $109 million and $31 million, respectively, and the market value of the hedged items was an unrealized loss of $110 million and $33 million, respectively, which was recorded in *other assets* with the offset recorded in *long-term debt* on the consolidated balance sheets. The fair value hedges outstanding during fiscal years 2011 and 2010 resulted in ineffectiveness of $(4) million and $(2) million, respectively, which were recorded as increases in *interest expense, net* on the consolidated statements of earnings.

During fiscal years 2011, 2010, and 2009, the Company did not have any ineffective fair value hedging instruments. In addition, the Company did not recognize any gains or losses during fiscal years 2011, 2010, or 2009 on firm commitments that no longer qualify as fair value hedges.

Balance Sheet Presentation

The following tables summarize the location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of April 29, 2011 and April 30, 2010. The fair value amounts are presented on a gross basis and are segregated between derivatives that are designated and qualify as hedging instruments and those that are not, and are further segregated by type of contract within those two categories.

	Asset Derivatives		Liability Derivatives	
April 29, 2011 *(in millions)*	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Derivatives designated as hedging instruments				
Foreign currency exchange rate contracts	**Prepaid expenses and other current assets**	**$ 19**	**Other accrued expenses**	**$235**
Interest rate contracts	**Other assets**	**109**		
Foreign currency exchange rate contracts	**Other assets**	**1**	**Other long-term liabilities**	**64**
Total derivatives designated as hedging instruments		**$129**		**$299**
Derivatives not designated as hedging instruments				
Foreign currency exchange rate contracts	**Prepaid expenses and other current assets**	**$ 1**	**Other accrued expenses**	**$ 4**
Total derivatives not designated as hedging instruments		**$ 1**		**$ 4**
Total derivatives		**$130**		**$303**

April 30, 2010 (in millions)	Asset Derivatives Balance Sheet Location	Fair Value	Liability Derivatives Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments				
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$ 198	Other accrued expenses	$ 44
Interest rate contracts	Other assets	31		
Foreign currency exchange rate contracts	Other assets	65	Other long-term liabilities	2
Total derivatives designated as hedging instruments		$ 294		$ 46
Derivatives not designated as hedging instruments				
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$ 2	Other accrued expenses	$ 1
Total derivatives not designated as hedging instruments		$ 2		$ 1
Total derivatives		$ 296		$ 47

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of interest-bearing investments, currency exchange and interest rate derivative contracts, and trade accounts receivable.

The Company maintains cash and cash equivalents, investments, and certain other financial instruments (including currency exchange and interest rate derivative contracts) with various major financial institutions. The Company performs periodic evaluations of the relative credit standings of these financial institutions and limits the amount of credit exposure with any one institution. In addition, the Company has collateral credit agreements with its primary derivative counterparties. Under these agreements either party is required to post eligible collateral when the market value of transactions covered by the agreement exceeds specific thresholds, thus limiting credit exposure for both parties. As of April 29, 2011, the Company pledged $8 million in securities as collateral to its counterparty. The securities pledged as collateral are included in *cash and cash equivalents* in the consolidated balance sheet. As of April 30, 2010, the Company received cash collateral of $123 million from its counterparty. The collateral received was recorded as an increase in *cash and cash equivalents* with the offset recorded as an increase in *other accrued expenses* on the consolidated balance sheet.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national health care systems in many countries. In light of the current economic state of many foreign countries, the Company continues to monitor their creditworthiness. During fiscal year 2011, the Company established additional bad debt reserves in certain markets, including Greece. Although the Company does not currently foresee a significant credit risk associated with these receivables, repayment is dependent upon the financial stability of the economies of those countries. As of April 29, 2011 and April 30, 2010, neither one customer nor national health care system represented more than 10 percent of the outstanding accounts receivable.

10. Interest Expense, Net

Interest income and interest expense for fiscal years 2011, 2010, and 2009 are as follows:

(in millions)	Fiscal Year 2011	2010	2009
Interest income	**$(172)**	$(156)	$(188)
Interest expense	**450**	402	371
Interest expense, net	**$ 278**	$ 246	$ 183

Interest income includes interest earned on the Company's cash and cash equivalents, short- and long-term investments, the net realized and unrealized gain or loss on trading securities, changes in the fair value of interest rate derivative instruments, and the net realized gain or loss on the sale or impairment of available-for-sale debt securities. See Note 5 for further discussion of these items.

Interest expense includes the expense associated with the interest that the Company pays on its outstanding borrowings, including short- and long-term instruments, changes in the fair value of interest rate derivative instruments, and the amortization of debt issuance costs and debt discounts.

11. Shareholders' Equity

Repurchase of Common Stock In June 2007 and June 2009, the Company's Board of Directors authorized the repurchase of up to 50 million and 60 million shares of the Company's stock, respectively. Shares are repurchased from time to time to support the Company's stock-based compensation programs and to return capital to shareholders. The Company repurchased approximately 30.1 million and 27.0 million shares at an average price of $37.86 and $38.10, respectively, during fiscal years 2011 and 2010. As of April 29, 2011, the Company has approximately 20.7 million shares remaining under the buyback authorizations approved by the Board of Directors. In June 2011, the Company's Board of Directors authorized the repurchase of an additional 75 million shares of the Company's common stock. The Company accounts for repurchases of common stock using the par value method and shares repurchased are cancelled.

Shareholder Rights Plan On October 26, 2000, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a "right") for each outstanding share of common stock with a par value of $0.10 per share. Each right will allow the holder to purchase 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per share, once the rights become exercisable. The rights are not exercisable or transferable apart from the common stock until 15 days after the public announcement that a person or group (the Acquiring Person) has acquired 15 percent or more of the Company's common stock or 15 business days after the announcement of a tender offer which would increase the Acquiring Person's beneficial ownership to 15 percent or more of the Company's common stock. After any person or group has become an Acquiring Person, each right entitles the holder (other than the Acquiring Person) to purchase, at the exercise price, common stock of the Company having a market price of two times the exercise price. If the Company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right. The rights expired on October 26, 2010.

12. Stock Purchase and Award Plans

Under the fair value recognition provision of U.S. GAAP for accounting for stock-based compensation, the Company measures stock-based compensation expense at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is generally the vesting period. The Company elected the modified-prospective method of adopting this guidance, under which prior periods were not retroactively restated. The provisions of this guidance apply to awards granted after the April 29, 2006 effective date. Stock-based compensation expense for the non-vested portion of awards granted prior to the effective date is being recognized over the remaining service period using the fair-value based compensation expense estimated under the prior guidance's pro forma disclosures.

Stock awards are granted under the Medtronic, Inc. 2008 Stock Award and Incentive Plan (2008 Plan). The 2008 Plan was approved by the Company's shareholders in August 2008 which was amended by shareholders in August 2009. This 2008 Plan provides for the grant of non-qualified and incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other stock and cash-based awards. As of April 29, 2011, there were approximately 53 million shares available for future grants under the 2008 Plan.

Stock Options Stock option awards are granted at exercise prices equal to the closing price of the Company's common stock on the grant date. The majority of the Company's stock option awards are non-qualified stock options with a 10-year life and a four-year ratable vesting term. In fiscal year 2011, the Company granted stock options under the 2008 Plan.

Restricted Stock Awards Restricted stock and restricted stock units (collectively referred to as restricted stock awards) are granted to officers and key employees. Restricted stock awards are subject to forfeiture if employment terminates prior to the lapse of the restrictions. The Company grants restricted stock awards that typically cliff vest after four years. Restricted stock awards are expensed over the vesting period. The Company also grants shares of performance-based restricted stock that typically cliff vest after three years only if the Company has also achieved certain performance objectives. Performance awards are expensed over the performance period based on the probability of achieving the performance objectives. Shares of restricted stock are considered issued and outstanding shares of the Company at the grant date and have the same dividend and voting rights as other shares of common stock. Restricted stock units are not considered issued or outstanding common stock of the Company. Dividend equivalent units are accumulated on restricted stock units during the vesting period. In fiscal year 2011, the Company granted restricted stock awards under the 2008 Plan.

Employee Stock Purchase Plan The Medtronic, Inc. 2005 Employee Stock Purchase Plan (ESPP) allows participating employees to purchase shares of the Company's common stock at a discount through payroll deductions. Employees can contribute up to the lesser of 10 percent of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company's common stock at 85 percent of its market value at the end of the calendar quarter purchase period. Employees purchased 3 million shares at an average price of $30.83 per share in the fiscal year ended April 29, 2011. As of April 29, 2011, plan participants have had approximately $8 million withheld to purchase Company common stock at 85 percent of its market value on June 30, 2011, the last trading day before the end of the calendar quarter purchase period. At April 29, 2011, approximately 12 million shares of common stock were available for future purchase under the ESPP.

Valuation Assumptions The Company uses the Black-Scholes option pricing model (Black-Scholes model) to determine the fair value of stock options as of the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Company's stock price, and expected dividends.

The expense recognized for shares purchased under the Company's ESPP is equal to the 15 percent discount the employee receives at the end of the calendar quarter purchase period. The expense recognized for restricted stock awards is equal to the grant date fair value, which is equal to the closing stock price on the date of grant.

The following table provides the weighted average fair value of options granted to employees and the related assumptions used in the Black-Scholes model:

	Fiscal Year		
	2011	2010	2009
Weighted average fair value of options granted	**$8.19**	$8.77	$8.96
Assumptions used:			
Expected life (years)[a]	**6.30**	6.16	6.05
Risk-free interest rate[b]	**2.25%**	3.17%	3.11%
Volatility[c]	**26.03%**	26.91%	25.64%
Dividend yield[d]	**2.40%**	2.29%	2.03%

(a) **Expected life:** *The Company analyzes historical employee stock option exercise and termination data to estimate the expected life assumption. The Company calculates the expected life assumption using the midpoint scenario, which combines historical exercise data with hypothetical exercise data, as the Company believes this data currently represents the best estimate of the expected life of a new employee option. The Company also stratifies its employee population into two groups based upon distinctive exercise behavior patterns.*

(b) **Risk-free interest rate:** *The rate is based on the grant date yield of a zero-coupon U.S. Treasury bond whose maturity period equals the expected term of the option.*

(c) **Volatility:** *Expected volatility is based on a blend of historical volatility and an implied volatility of the Company's common stock. Implied volatility is based on market traded options of the Company's common stock.*

(d) **Dividend yield:** *The dividend yield rate is calculated by dividing the Company's annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date.*

Stock-Based Compensation Expense Upon the adoption of the fair value recognition provisions of U.S. GAAP for accounting for stock-based compensation, the Company changed its method of recognition and now recognizes stock-based compensation expense based on the substantive vesting period for all new awards. As a result, compensation expense related to stock options granted prior to fiscal year 2007 is being recognized over the stated vesting term of the grant rather than being accelerated upon retirement eligibility.

The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest.

The following table presents the components and classification of stock-based compensation expense, for stock options, restricted stock awards, and ESPP shares recognized for fiscal years 2011, 2010, and 2009:

	Fiscal Year		
(in millions)	**2011**	2010	2009
Stock options	**$ 87**	$112	$140
Restricted stock awards	**97**	98	82
Employee stock purchase plan	**14**	15	15
Total stock-based compensation expense	**$198**	$225	$237
Cost of products sold	**$ 22**	$ 26	$ 28
Research and development expense	**49**	55	58
Selling, general, and administrative expense	**127**	144	151
Total stock-based compensation expense	**$198**	$225	$237
Income tax benefits	**(58)**	(67)	(69)
Total stock-based compensation expense, net of tax	**$140**	$158	$168

In connection with the acquisition of Kyphon in November 2007, the Company assumed Kyphon's unvested stock-based awards. These awards are amortized over 2.5 years, which was their remaining weighted average vesting period at the time of acquisition. For fiscal years 2011, 2010, and 2009, the Company recognized $4 million, $12 million, and $21 million, respectively, of stock-based compensation expense associated with the assumed Kyphon awards, which is included in the amounts presented above.

Stock Options The following table summarizes all stock option activity, including activity from options assumed or issued as a result of acquisitions, during fiscal years 2011, 2010, and 2009:

	Fiscal Year					
	2011		2010		2009	
	Options (in thousands)	**Wtd. Avg. Exercise Price**	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	**89,613**	**$46.13**	93,394	$46.57	92,444	$47.21
Granted	**6,371**	**37.59**	7,863	35.81	12,447	37.25
Exercised	**(627)**	**32.84**	(3,126)	32.96	(8,046)	39.01
Canceled	**(10,705)**	**48.91**	(8,518)	46.27	(3,451)	47.59
Outstanding at year-end	**84,652**	**$45.23**	89,613	$46.13	93,394	$46.57
Exercisable at year-end	**66,286**	**$47.24**	67,944	$48.24	67,795	$47.78

For options outstanding and exercisable at April 29, 2011, the weighted average remaining contractual life was 4.77 years and 3.81 years, respectively. The total intrinsic value, calculated as the closing stock price at year-end less the option exercise price, of options exercised during fiscal years 2011, 2010, and 2009 was $4 million, $19 million, and $105 million, respectively. For options outstanding and exercisable at April 29, 2011, the total intrinsic value of in-the-money options was $134 million and $50 million, respectively. The Company issues new shares when stock option awards are exercised. Cash received from the exercise of stock options for the fiscal year ended April 29, 2011 was $21 million. The Company's tax benefit related to the exercise of stock options for fiscal year 2011 was $1 million. Unrecognized compensation expense related to outstanding stock options as of April 29, 2011 was $101 million and is expected to be recognized over a weighted average period of 2.2 years and will be adjusted for any future changes in estimated forfeitures.

Restricted Stock Awards The following table summarizes restricted stock award activity during fiscal years 2011, 2010, and 2009:

	Fiscal Year					
	2011		2010		2009	
	Awards *(in thousands)*	**Wtd. Avg. Grant Price**	Awards *(in thousands)*	Wtd. Avg. Grant Price	Awards *(in thousands)*	Wtd. Avg. Grant Price
Nonvested, beginning balance	**8,909**	**$42.67**	8,346	$43.88	5,789	$49.24
Granted	**2,682**	**37.52**	2,783	34.92	3,520	36.47
Vested	**(1,809)**	**47.28**	(1,632)	35.36	(564)	12.26
Forfeited	**(575)**	**40.12**	(588)	43.52	(399)	51.17
Nonvested at year-end	**9,207**	**$40.42**	8,909	$42.67	8,346	$43.88

Unrecognized compensation expense related to restricted stock awards as of April 29, 2011 was $142 million and is expected to be recognized over a weighted average period of 2.5 years and will be adjusted for any future changes in estimated forfeitures.

13. Income Taxes

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes, based on tax jurisdiction, are as follows:

	Fiscal Year		
(in millions)	**2011**	2010	2009
U.S.	**$1,447**	$1,557	$ 984
International	**2,276**	2,412	1,456
Earnings before income taxes	**$3,723**	$3,969	$2,440

The provision for income taxes consists of the following:

	Fiscal Year		
(in millions)	**2011**	2010	2009
Current tax expense:			
U.S.	**$ 379**	$ 527	$ 264
International	**189**	239	291
Total current tax expense	**568**	766	555
Deferred tax expense (benefit):			
U.S.	**49**	106	(51)
International	**10**	(2)	(134)
Net deferred tax expense (benefit)	**59**	104	(185)
Total provision for income taxes	**$ 627**	$ 870	$ 370

Deferred taxes arise because of the different treat ment of transactions for financial statement accounting and income tax accounting, known as "temporary differences." The Company records the tax effect of these temporary differences as "deferred tax assets" and "deferred tax liabilities." Deferred tax assets generally represent items that can be used as a tax deduction or credit in a tax return in future years for which the Company has already recorded the tax benefit in the consolidated statements of earnings. The Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has established valuation allowances for federal, state, and foreign net operating losses, credit carryforwards, capital loss carryforwards, and deferred tax assets which are capital in nature of $275 million and $238 million at April 29, 2011 and April 30, 2010, respectively. These carryover attributes expire at various points in time, from within a year to no expiration date. These valuation allowances would result in a reduction to the *provision for income taxes* in the consolidated statements of earnings, if they are ultimately not required. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on the Company's tax return but has not yet been recognized as an expense in the consolidated statements of earnings. Deferred tax assets/(liabilities) are comprised of the following:

(in millions)	April 29, 2011	April 30, 2010
Deferred tax assets:		
Inventory (intercompany profit in inventory and excess of tax over book valuation)	**$ 366**	$ 426
Stock-based compensation	**233**	214
Accrued liabilities	**169**	130
Net operating loss and credit carryforwards	**149**	119
Other	**135**	118
Federal and state benefit on uncertain tax positions	**133**	133
Pension and post-retirement benefits	**124**	150
Unrealized loss on equity investments	**17**	16
Warranty reserves	**12**	11
Allowance for doubtful accounts	**11**	14
Convertible debt interest	**5**	14
Unrealized currency loss	**—**	28
Total deferred tax assets (net of valuation allowance)	**1,354**	1,373
Deferred tax liabilities:		
Intangible assets	**(691)**	(652)
Realized loss on derivative financial instruments	**(112)**	(113)
Accumulated depreciation	**(89)**	(43)
Other	**(41)**	(48)
Unrealized currency gain	**(26)**	—
Unrealized gain on available-for-sale securities and derivative financial instruments	**(10)**	(62)
Total deferred tax liabilities	**(969)**	(918)
Deferred tax assets, net	**$ 385**	$ 455

The Company's effective income tax rate varied from the U.S. Federal statutory tax rate as follows:

	Fiscal Year		
	2011	2010	2009
U.S. Federal statutory tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
U.S. state taxes, net of Federal tax benefit	**0.3**	0.5	0.6
Research and development credit	**(1.2)**	(0.6)	(1.6)
Domestic production activities	**(0.5)**	(0.3)	(0.5)
International	**(19.1)**	(16.7)	(20.7)
Puerto Rico Excise Tax	**(0.6)**	—	—
Impact of special charges, restructuring charges, certain litigation charges, net, and acquisition-related items	**2.3**	2.0	9.5
Reversal of excess tax accruals	**(1.7)**	—	(5.4)
Retiree medical subsidy law change	**—**	0.4	—
Other, net	**2.3**	1.6	(1.7)
Effective tax rate	**16.8%**	21.9%	15.2%

In fiscal year 2011, the Company recorded a $67 million net tax benefit associated with the reversal of excess tax accruals. This reversal related to the settlement of certain issues reached with the U.S. Internal Revenue Service (IRS) involving the review of the Company's fiscal years 1997 through 1999 and fiscal years 2005 and 2006 domestic income tax returns, and the resolution of various state and foreign audit proceedings covering multiple years and issues. The $67 million net tax benefit was recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2011.

In fiscal year 2010, the Company recorded a $15 million tax cost associated with the U.S. health care reform legislation eliminating the federal tax benefit for government subsidies of retiree prescription drug benefits. The $15 million tax cost was recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2010.

In fiscal year 2009, the Company recorded a $132 million certain tax benefit associated with the reversal of excess tax accruals. This reversal related to the settlement of certain issues reached with the IRS involving the review of the Company's fiscal year 2005 and fiscal year 2006 domestic income tax returns, the resolution of various state audit proceedings covering fiscal years 1997 through 2007 and the completion of foreign audits covering various years. The $132 million certain tax benefit was recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2009.

The Company has not provided U.S. income tax on approximately $14.912 billion, $12.373 billion, and $9.738 billion of undistributed earnings from non-U.S. subsidiaries as of April 29, 2011, April 30, 2010, and April 24, 2009, respectively. These earnings are intended to be permanently reinvested outside the U.S. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable. Currently, the Company's operations in Puerto Rico, Switzerland, Ireland, and Singapore have various tax incentive grants. Unless these grants are extended, they will expire between fiscal years 2012 and 2027.

The Company had $769 million, $538 million, and $431 million of gross unrecognized tax benefits as of April 29, 2011, April 30, 2010, and April 24, 2009, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal years 2011, 2010, and 2009 is as follows:

(in millions)	Fiscal Years 2011	2010	2009
Gross unrecognized tax benefits at beginning of fiscal year	**$538**	$431	$ 455
Gross increases:			
Prior year tax positions	**151**	51	3
Current year tax positions	**172**	74	106
Gross decreases:			
Prior year tax positions	**(57)**	(14)	(116)
Settlements	**(32)**	(4)	(15)
Statute of limitation lapses	**(3)**	—	(2)
Gross unrecognized tax benefits at end of fiscal year	**$769**	$538	$ 431

If all of the Company's unrecognized tax benefits as of April 29, 2011, April 30, 2010, and April 24, 2009 were recognized, $685 million, $459 million, and $360 million would impact the Company's effective tax rate, respectively. Although the Company believes that it has adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on the Company's effective tax rate in future periods. The Company has recorded the gross unrecognized tax benefits as a long-term liability, as it does not expect significant payments to occur or the total amount of unrecognized tax benefits to change significantly over the next 12 months.

The Company recognizes interest and penalties related to income tax matters in the *provision for income taxes* in the consolidated statements of earnings and records the liability in the current or long-term income taxes payable, as appropriate. The Company had $80 million, $94 million, and $73 million of accrued gross interest and penalties as of April 29, 2011, April 30, 2010, and April 24, 2009, respectively. During the fiscal years ended April 29, 2011, April 30, 2010, and April 24, 2009, the Company recognized interest expense, net of tax benefit, of approximately $12 million, $14 million, and $18 million in the *provision for income taxes* in the consolidated statements of earnings, respectively.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to the Company's allocation are required between jurisdictions with different tax rates. Tax authorities periodically review the Company's tax returns and propose adjustments to the Company's tax filings. The IRS has settled its audits with the Company for all years through fiscal year 1999. Tax years settled with the IRS may remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

On December 7, 2010, the Company and the IRS reached settlement with respect to the audits of fiscal years 1997, 1998, and 1999 and the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary in Switzerland. The impact from this settlement has been recorded in the *provision for income taxes* in the consolidated statement of earnings for the fiscal year ended April 29, 2011.

In September 2005, the IRS issued its audit report for fiscal years 2000, 2001, and 2002. In addition, the IRS issued its audit report for fiscal years 2003 and 2004 in March 2007. Following the resolution on December 7, 2010 of the issue associated with the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary in Switzerland, the Company reached agreement with the IRS on substantially all of the proposed adjustments for these fiscal years 2000 through 2004. The remaining open issues are not significant and are expected to be resolved within the next 12 months.

In March 2009, the IRS issued its audit report for fiscal years 2005 and 2006. The Company reached agreement with the IRS on many, but not all, of the proposed adjustments for fiscal years 2005 and 2006. The significant issues that could effect the Company's tax payments that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico and the timing of the deductibility of a settlement payment. On December 23, 2010, the IRS issued a statutory notice of deficiency with respect to the remaining issues. The Company filed a Petition with the U.S. Tax Court on March 21, 2011 objecting to the deficiency.

The Company's reserve for the uncertain tax positions related to these significant unresolved matters with the IRS, as described above, is subject to a high degree of estimation and management judgment. Resolution of these significant unresolved matters, or positions taken by the IRS or foreign tax authorities during future tax audits, could have a material impact on the Company's financial results in future periods. The Company continues to believe that its reserves for uncertain tax positions are appropriate and has meritorious defenses for its tax filings and will vigorously defend them during the audit process, appellate process, and through litigation in courts, as necessary.

14. Retirement Benefit Plans

The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $368 million, $237 million, and $223 million in fiscal years 2011, 2010, and 2009, respectively.

In the U.S., the Company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to all eligible U.S. employees. Pension coverage for non-U.S. employees of the Company is provided, to the extent deemed appropriate, through separate plans. In addition, U.S. and Puerto Rico employees of the Company are also eligible to receive specified Company paid health care and life insurance benefits through the Company's post-retirement benefits. In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable limits are provided to certain employees under a non-qualified plan.

As of April 29, 2011 and April 30, 2010, the net underfunded status of the Company's benefit plans was $253 million and $411 million, respectively.

The change in benefit obligation and funded status of the Company's employee retirement plans are as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Post-Retirement Benefits	
	Fiscal Year		Fiscal Year		Fiscal Year	
(in millions)	**2011**	2010	**2011**	2010	**2011**	2010
Accumulated benefit obligation at end of year:	**$1,342**	$1,146	**$526**	$ 434	**$295**	$ 270
Change in projected benefit obligation:						
Projected benefit obligation at beginning of year	**$1,284**	$ 842	**$539**	$ 373	**$270**	$ 174
Service cost	**87**	63	**39**	27	**18**	12
Interest cost	**77**	68	**25**	22	**16**	14
Employee contributions	**—**	—	**12**	10	**7**	7
Plan amendments	**8**	—	**2**	3	**(4)**	—
Plan curtailments	**—**	—	**—**	(2)	**—**	—
Actuarial loss/(gain)	**80**	336	**(41)**	112	**1**	74
Benefits paid	**(33)**	(32)	**(6)**	(17)	**(16)**	(13)
Medicare Part D reimbursements	**—**	—	**—**	—	**1**	—
Special termination benefits	**13**	7	**—**	—	**2**	2
Foreign currency exchange rate changes	**—**	—	**68**	11	**—**	—
Projected benefit obligation at end of year	**1,516**	1,284	**638**	539	**295**	270
Change in plan assets:						
Fair value of plan assets at beginning of year	**1,104**	833	**420**	291	**158**	108
Actual return on plan assets	**141**	222	**14**	79	**21**	30
Employer contributions	**180**	81	**102**	47	**28**	26
Employee contributions	**—**	—	**12**	10	**7**	7
Benefits paid	**(33)**	(32)	**(6)**	(17)	**(16)**	(13)
Foreign currency exchange rate changes	**—**	—	**64**	10	**—**	—
Fair value of plan assets at end of year	**1,392**	1,104	**606**	420	**198**	158
Funded status at end of year:						
Fair value of plan assets	**1,392**	1,104	**606**	420	**198**	158
Benefit obligations	**1,516**	1,284	**638**	539	**295**	270
Underfunded status of the plans	**(124)**	(180)	**(32)**	(119)	**(97)**	(112)
Recognized liability	**$ (124)**	$ (180)	**$ (32)**	$(119)	**$ (97)**	$(112)
Amounts recognized on the consolidated balance sheets consist of:						
Non-current assets	**$ 46**	$ —	**$ 45**	$ —	**$ —**	$ —
Current liabilities	**(7)**	(5)	**(2)**	(2)	**(1)**	—
Non-current liabilities	**(163)**	(175)	**(75)**	(117)	**(96)**	(112)
Recognized liability	**$ (124)**	$ (180)	**$ (32)**	$(119)	**$ (97)**	$(112)
Amounts recognized in accumulated other comprehensive (loss)/income:						
Prior service (benefit)/cost	**$ 4**	$ (6)	**$ 13**	$ 10	**$ (3)**	$ 2
Net actuarial loss	**688**	677	**130**	148	**83**	95
Ending balance	**$ 692**	$ 671	**$143**	$ 158	**$ 80**	$ 97

In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no income tax benefit. Consequently, certain pension plans were partially funded as of April 29, 2011 and April 30, 2010. U.S. and non-U.S. plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Fiscal Year	
(in millions)	**2011**	2010
Accumulated benefit obligation	**$396**	$363
Projected benefit obligation	**437**	393
Plan assets at fair value	**193**	183

Plans with projected benefit obligations in excess of plan assets consist of the following:

	Fiscal Year	
(in millions)	**2011**	2010
Projected benefit obligation	**$474**	$675
Plan assets at fair value	**225**	420

The net periodic benefit cost of the plans include the following components:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits		
	Fiscal Year			Fiscal Year			Fiscal Year		
(in millions)	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Service cost	**$ 87**	$ 63	$ 74	**$ 39**	$ 27	$ 29	**$ 18**	$12	$ 14
Interest cost	**77**	68	60	**26**	22	19	**16**	14	12
Expected return on plan assets	**(106)**	(100)	(99)	**(27)**	(24)	(20)	**(13)**	(9)	(12)
Amortization of prior service cost	**(2)**	(1)	(1)	**1**	1	1	**—**	—	—
Amortization of net actuarial loss	**34**	2	6	**5**	1	—	**5**	2	—
Curtailment gain	**—**	—	—	**—**	(1)	—	**—**	—	—
Net periodic benefit cost	**90**	32	40	**44**	26	29	**26**	19	14
Special termination benefits	**13**	7	—	**—**	—	—	**2**	2	—
Total cost for the period	**$ 103**	$ 39	$ 40	**$ 44**	$ 26	$ 29	**$ 28**	$21	$ 14

The other changes in plan assets and projected benefit obligations recognized in accumulated other comprehensive (loss)/income for fiscal year 2011 are as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Net actuarial loss/(gain)	$ 45	$(29)	$ (8)
Prior service cost/(credit)	8	2	(4)
Amortization of prior service cost	2	—	—
Amortization of net actuarial gain	(34)	(5)	(5)
Effect of exchange rates	—	17	—
Total recognized in accumulated other comprehensive loss	$ 21	$(15)	$(17)
Total recognized in net periodic pension cost and accumulated other comprehensive loss	$124	$ 29	$ 11

The estimated amounts that will be amortized from accumulated other comprehensive (loss)/income into net periodic benefit cost, before tax, in fiscal year 2012 are as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Amortization of prior service cost/(credit)	$ (1)	$2	$—
Amortization of net actuarial loss	45	4	4
	$44	$6	$ 4

The actuarial assumptions are as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits		
	Fiscal Year			Fiscal Year			Fiscal Year		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Weighted average assumptions — projected benefit obligation:									
Discount rate	**5.80%**	6.05%	8.25%	**4.75%**	4.68%	5.41%	**5.80%**	6.05%	8.25%
Rate of compensation increase	**3.80%**	3.80%	4.00%	**2.97%**	3.05%	2.90%	**N/A**	N/A	N/A
Initial health care cost trend rate pre-65	**N/A**	N/A	N/A	**N/A**	N/A	N/A	**7.75%**	8.00%	8.50%
Initial health care cost trend rate post-65	**N/A**	N/A	N/A	**N/A**	N/A	N/A	**7.50%**	7.75%	8.50%
Weighted average assumptions — net periodic benefit cost:									
Discount rate	**6.05%**	8.25%	6.75%	**4.68%**	5.41%	5.37%	**6.05%**	8.25%	6.75%
Expected return on plan assets	**8.25%**	8.25%	8.75%	**5.71%**	5.78%	5.97%	**8.25%**	8.25%	8.75%
Rate of compensation increase	**3.80%**	4.00%	4.24%	**3.05%**	2.90%	3.10%	**N/A**	N/A	N/A
Initial health care cost trend rate pre-65	**N/A**	N/A	N/A	**N/A**	N/A	N/A	**8.00%**	8.50%	9.00%
Initial health care cost trend rate post-65	**N/A**	N/A	N/A	**N/A**	N/A	N/A	**7.75%**	8.00%	9.00%

The Company's discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.

The expected long-term rate of return on plan assets assumptions are determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

Retirement Benefit Plan Investment Strategy The Company has an account that holds the assets for both the U.S. pension plan and other post-retirement benefits, primarily retiree medical benefits. For investment purposes, the plans are managed in an identical way, as their objectives are similar.

The Company has a Qualified Plan Committee (the Plan Committee) that sets investment guidelines with the assistance of an external consultant. These guidelines are established based on market conditions, risk tolerance, funding requirements, and expected benefit payments. The Plan Committee also oversees the investment allocation process, selects the investment managers, and monitors asset performance. As pension liabilities are long-term in nature, the Company employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption.

The investment portfolio contains a diversified portfolio of investment categories, including equities, fixed income securities, hedge funds, and private equity. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large cap and small cap stocks, active and passive management, and derivative-based styles. The Plan Committee believes with prudent risk tolerance and asset diversification, the account should be able to meet its pension and other post-retirement obligations in the future.

Outside the U.S., pension plan assets are typically managed by decentralized fiduciary committees. There is significant variation in policy asset allocation from country to country. Local regulations, local funding rules, and local financial and tax considerations are part of the funding and investment allocation process in each country.

Plan assets also included investments in the Company's common stock of $56 million as of April 30, 2010. The Plan did not hold any investments in the Company's common stock as of April 29, 2011.

The Company's pension plan target allocations at April 29, 2011 and April 30, 2010, by asset category, are as follows:

U.S. Plans

	Target Allocation	
	2011	2010
Asset Category		
Equity securities	**50%**	55%
Debt securities	**20**	20
Other	**30**	25
Total	**100%**	100%

Non-U.S. Plans

	Target Allocation	
	2011	2010
Asset Category		
Equity securities	**41%**	40%
Debt securities	**23**	15
Other	**36**	45
Total	**100%**	100%

Retirement Benefit Plan Asset Fair Values The following is a description of the valuation methodologies used for retirement benefit plan assets measured at fair value.

Short-term investments: Valued at the closing price reported in the active markets in which the individual security is traded.

U.S. government securities: Certain U.S. government securities are valued at the closing price reported in the active markets in which the individual security is traded. Other U.S. government securities are valued based on inputs other than quoted prices that are observable.

Corporate debt securities: Valued based on inputs other than quoted prices that are observable.

Common stock: Valued at the closing price reported in the active markets in which the individual security is traded.

Equity Mutual Funds/Commingled Trusts: Valued based on the year-end net asset values of the investment vehicles. The net asset values of the vehicles are based on the fair values of the underlying investments of the partnerships valued at the closing price reported in the active markets in which the individual security is traded. Equity mutual funds have a daily reported net asset value and the Company classifies these investments as Level 2. Commingled trusts do not have a daily reported net asset value and the Company classifies these investments as Level 3.

Fixed Income Mutual Funds: Valued based on the year-end net asset values of the investment vehicles. The net asset values of the vehicles are based on the fair values of the underlying investments of the partnerships valued based on inputs other than quoted prices that are observable.

Partnership Units: Valued based on the year-end net asset values of the underlying partnerships. The net asset values of the partnerships are based on the fair values of the underlying investments of the partnerships. Quoted market prices are used to value the underlying investments of the partnerships, where available partnerships consist of the investment pools which invest primarily in common stocks. Partnership units include partnerships, private equity investments, and real asset investments. Partnerships primarily include long/short equity and absolute return strategies. These investments can be redeemed monthly with notice periods ranging from 45 to 95 days. There are two absolute return strategy funds totaling $18 million that are in the process of liquidation. The Company expects to receive the majority of the proceeds over the next five years. Private equity investments consist of common stock and debt instruments of private companies. For private equity funds, the sum of the unfunded commitments is $29 million and the estimated liquidation period of these funds is expected to be one to 10 years. Real asset investments consist of commodities, derivatives, Real Estate Investment Trusts, and illiquid real estate holdings. These investments have redemption periods ranging from 30 days to 10 years. If a quoted market price is not available for a partnership investment, other valuation procedures are utilized to arrive at fair value.

Registered Investment Companies: Valued at the quoted market prices of shares held by the plan at year-end in the active market on which the individual securities are traded.

Insurance Contracts: Comprised of investments in collective (group) insurance contracts, consisting of individual insurance policies. The policyholder is the employer and each member is the owner/beneficiary of their individual insurance policy. These policies are a part of the insurance company's general portfolio and participate in the insurer's profit-sharing policy on an excess yield basis.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

During fiscal year 2011, the Company reviewed the hierarchy classification of fixed income mutual funds. The Company determined these investments had valuation characteristics consistent with Level 2 securities. Consequently, the Company transferred fixed income mutual funds from Level 1 to Level 2. Additionally, the Company reviewed the hierarchy classification of registered investment companies. The Company determined these investments had valuation characteristics consistent with Level 2 securities. Consequently, the Company transferred registered investment companies from Level 1 to Level 2. There were no significant transfers from Level 1 or 2 to Level 3 during the fiscal years ended April 29, 2011 or April 30, 2010.

The following tables provide information by level for the retirement benefit plan assets that are measured at fair value, as defined by U.S. GAAP. See Note 6 for discussion of the fair value measurement terms of Levels 1, 2, and 3.

U.S. Pension Benefits

(in millions)	**Fair Value at April 29, 2011**	**Fair Value Measurements Using Inputs Considered as**		
		Level 1	**Level 2**	**Level 3**
Short-term investments	**$ 186**	**$186**	**$ —**	**$ —**
U.S. government securities	**118**	**74**	**44**	**—**
Corporate debt securities	**82**	**—**	**82**	**—**
Other common stock	**201**	**201**	**—**	**—**
Equity mutual funds/ commingled trusts	**309**	**—**	**67**	**242**
Fixed income mutual funds	**53**	**—**	**53**	**—**
Partnership units	**443**	**—**	**—**	**443**
	$1,392	**$461**	**$246**	**$685**

(in millions)	Fair Value at April 30, 2010	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Short-term investments	$ 39	$ 39	$ —	$ —
U.S. government and agency securities	29	15	14	—
Corporate debt securities	24	—	24	—
Medtronic, Inc. common stock	49	49	—	—
Other common stock	195	195	—	—
Fixed income mutual funds	167	167	—	—
Partnership units	601	—	—	601
	$ 1,104	$465	$ 38	$601

The following table provides a reconciliation of the beginning and ending balances of U.S. pension benefits assets measured at fair value that used significant unobservable inputs (Level 3):

(in millions)	**April 29, 2011**	April 30, 2010
Beginning Balance	**$601**	$528
Total realized gains/(losses) and other-than-temporary impairment losses included in earnings	**5**	(14)
Total unrealized gains included in accumulated other comprehensive loss	**78**	126
Purchases, issuances, and settlements	**1**	(39)
Ending Balance	**$685**	$601

Non-U.S. Benefits

(in millions)	**Fair Value at April 29, 2011**	**Fair Value Measurements Using Inputs Considered as**		
		Level 1	**Level 2**	**Level 3**
Registered investment companies	**$590**	**$—**	**$590**	**$—**
Insurance contracts	**9**	**—**	**—**	**9**
Partnership units	**7**	**—**	**—**	**7**
	$606	**$—**	**$590**	**$16**

(in millions)	Fair Value at April 30, 2010	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Registered investment companies	$413	$413	$—	$—
Insurance contracts	7	—	—	7
	$420	$413	$—	$ 7

The following table provides a reconciliation of the beginning and ending balances of non-U.S. pension benefits assets measured at fair value that used significant unobservable inputs (Level 3):

(in millions)	**April 29, 2011**	April 30, 2010
Beginning Balance	**$ 7**	$ 5
Foreign currency exchange	**1**	—
Purchases, issuances, and settlements	**8**	2
Ending Balance	**$16**	$ 7

Post-Retirement Benefits

(in millions)	**Fair Value at April 29, 2011**	**Fair Value Measurements Using Inputs Considered as**		
		Level 1	**Level 2**	**Level 3**
Short-term investments	**$ 28**	**$28**	**$—**	**$ —**
U.S. government securities	**17**	**11**	**6**	**—**
Corporate debt securities	**12**	**—**	**12**	**—**
Other common stock	**30**	**30**	**—**	**—**
Equity mutual funds/ commingled trusts	**46**	**—**	**10**	**36**
Fixed income mutual funds	**8**	**—**	**8**	**—**
Partnership units	**66**	**—**	**—**	**66**
Total	**$207**	**$69**	**$36**	**$102**
Other items to reconcile to fair value of plan assets	**(9)**			
	$198			

(in millions)	Fair Value at April 30, 2010	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Short-term investments	$ 6	$ 6	$—	$ —
U.S. government securities	4	2	2	—
Corporate debt securities	4	—	4	—
Medtronic, Inc. common stock	7	7	—	—
Other common stock	29	29	—	—
Fixed income mutual funds	25	25	—	—
Partnership units	89	—	—	89
Total	$164	$69	$ 6	$ 89
Other items to reconcile to fair value of plan assets	(6)			
	$158			

The following table provides a reconciliation of the beginning and ending balances of post-retirement benefit assets measured at fair value that used significant unobservable inputs (Level 3):

(in millions)	**April 29, 2011**	April 30, 2010
Beginning Balance	**$ 89**	$69
Total realized gains/(losses) and other-than-temporary impairment losses included in earnings	**1**	(2)
Total unrealized gains included in accumulated other comprehensive loss	**12**	19
Purchases, issuances, and settlements	**—**	3
Ending Balance	**$102**	$89

Retirement Benefit Plan Funding It is the Company's policy to fund retirement costs within the limits of allowable tax deductions. During fiscal year 2011, the Company made discretionary contributions of approximately $180 million to the U.S. pension plan and approximately $28 million to fund post-retirement benefits. Internationally, the Company contributed approximately $102 million for pension benefits during fiscal year 2011. During fiscal year 2012, the Company anticipates that its contribution for pension benefits and post-retirement benefits will be consistent with those contributions made during the prior fiscal year 2010. Based on the guidelines under the U.S. Employee Retirement Income Security Act of 1974 and the various guidelines which govern the plans outside the U.S., the majority of anticipated fiscal year 2012 contributions will be discretionary.

Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits	
Fiscal Year	Gross Payments	Gross Payments	Gross Payments	Gross Medicare Part D Receipts
2012	$ 43	$ 30	$ 10	$ 1
2013	47	21	11	1
2014	52	23	13	1
2015	57	24	15	1
2016	63	26	17	2
2017–2021	406	153	125	16
Total	$668	$277	$191	$22

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act (PPACA) and the Reconciliation Act. Included among the major provisions of these laws is a change in the tax treatment of the Medicare Part D subsidy. The subsidy came into existence with the enactment of the Medicare Modernization Act (MMA) in 2003 and is available to sponsors of retiree health benefit plans with a prescription drug benefit that is actuarially equivalent to the benefit provided by the Medicare Part D program. Prior to the enactment of the PPACA and the Reconciliation Act, the Company was allowed to deduct the full cost of its retiree drug plans without reduction for subsidies received.

Under U.S. GAAP, the Company records a liability on its balance sheet for the expected cost of earned future retiree health benefits. When the MMA was enacted in 2003, this liability was reduced to reflect expected future subsidies from the Medicare Part D program. In addition, the Company recorded a reduction to the deferred tax liability on the balance sheet for the value of future tax deductions for these retiree health benefits. Each year, as additional benefits are earned and benefit payments are made, the Company adjusts the post-retirement benefits liability and deferred tax liability.

After the passage of the PPACA and the Reconciliation Act, the Company must reduce the tax deduction for retiree drug benefits paid by the amount of the Medicare Part D subsidy beginning in 2013. U.S. GAAP requires the impact of a change in tax law to be recognized immediately in the income statement in the period that includes the enactment date, regardless of the effective date of the change in tax law. As a result of this change in tax law, the Company recorded a non-cash charge of $15 million in fiscal year 2010 to increase the deferred tax liability. As a result of this legislation, the Company will be evaluating prospective changes to the active and retiree health care benefits offered by the Company.

In August 2006, the Pension Protection Act was signed into law in the U.S. The Pension Protection Act replaces the funding requirements for defined benefit pension plans by subjecting defined benefit plans to 100 percent of the current liability funding target. Defined benefit plans with a funding status of less than 80 percent of the current liability are defined as being "at risk." The Pension Protection Act was effective for the 2008 plan year. The Company's U.S. qualified defined benefit plans are funded in excess of 80 percent, and therefore the Company expects that the plans will not be subject to the "at risk" funding requirements of the Pension Protection Act and that the law will not have a material impact on future contributions.

The initial health care cost trend rates for post-retirement benefit plans was 7.75 percent for pre-65 and 7.50 percent for post-65 at April 29, 2011. Based on actuarial data, the trend rates are expected to decline to 5.0 percent over a five-year period. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on post-retirement benefit cost	$ 2	$ (2)
Effect on post-retirement benefit obligation	13	(12)

Defined Contribution Savings Plans The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and Company performance and starting in fiscal year 2006, the entire match is made in cash. Expense under these plans was $147 million, $110 million, and $103 million in fiscal years 2011, 2010, and 2009, respectively.

Effective May 1, 2005, the Company froze participation in the existing defined benefit pension plan in the U.S. and implemented two new plans including an additional defined benefit pension plan and a new defined contribution pension plan, respectively: the Personal Pension Account (PPA) and the Personal Investment Account (PIA). Employees in the U.S. hired on or after May 1, 2005 have the option to participate in either the PPA or the PIA. Participants in the PPA receive an annual allocation of their salary and bonus on which they will receive an annual guaranteed rate of return which is based on the 10-year Treasury bond rate. Participants in the PIA also receive an annual allocation of their salary and bonus; however, they are allowed to determine how to invest their funds among identified fund alternatives. The cost associated with the PPA is included in U.S. Pension Benefits in the tables presented earlier. The defined contribution cost associated with the PIA was approximately $46 million, $41 million, and $37 million in fiscal years 2011, 2010, and 2009, respectively.

15. Leases

The Company leases office, manufacturing, and research facilities and warehouses, as well as transportation, data processing, and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

Future minimum payments under capitalized leases and non-cancelable operating leases at April 29, 2011 are:

(in millions)

Fiscal Year	Capitalized Leases	Operating Leases
2012	$ 4	$118
2013	4	86
2014	3	63
2015	3	34
2016	3	22
2017 and thereafter	31	35
Total minimum lease payments	$ 48	$358
Less amounts representing interest	(14)	N/A
Present value of net minimum lease payments	$ 34	N/A

Rent expense for all operating leases was $148 million, $154 million, and $150 million in fiscal years 2011, 2010, and 2009, respectively.

In April 2006, the Company entered into a sale-leaseback agreement with a financial institution whereby certain manufacturing equipment was sold to the financial institution and was being leased by the Company over a seven-year period. The transaction was recorded as a capital lease. Payments for the remaining balance of the sale-leaseback agreement were due semi-annually. The lease provided for an early buyout option whereby the Company, at its option, could repurchase the equipment at a predetermined fair market value in calendar year 2009. The Company exercised its early buyout option in fiscal year 2010 which resulted in converting the lease to a term loan. The balance of the related term loan at April 29, 2011 was $31 million.

16. Contingencies

The Company is involved in a number of legal actions. The outcomes of these legal actions are not within the Company's complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, that could require significant expenditures or result in lost revenues. In accordance with U.S. GAAP, the Company records a liability in the consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. While it is not possible to predict the outcome for most of the matters discussed, the Company believes it is possible that costs associated with them could have a material adverse impact on the Company's consolidated earnings, financial position, or cash flows.

Litigation with Wyeth and Cordis Corporation

On February 22, 2008, Wyeth and Cordis Corporation (Cordis) filed a lawsuit against the Company and its subsidiary, Medtronic AVE, Inc., in U.S. District Court for the District of New Jersey, alleging that Medtronic's Endeavor drug-eluting stent infringes three U.S. "Morris" patents alleged to be owned by Wyeth and exclusively licensed to Cordis. A trial date has been set for January 9, 2012. The Company is indemnified for the claims made by Wyeth and Cordis. The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP.

Litigation with Edwards Lifesciences, Inc.

On March 19, 2010, the U.S. District Court for the District of Delaware added Medtronic CoreValve LLC (CoreValve) as a party to litigation pending between Edwards Lifesciences, Inc. (Edwards) and CoreValve, Inc. In the litigation, Edwards asserted that CoreValve's transcatheter aortic valve replacement product infringed three U.S. "Andersen" patents owned by Edwards. Before trial, the court granted summary judgment to Medtronic as to two of the three patents. Following a trial, on April 1, 2010 a jury found that CoreValve willfully infringed a claim on the remaining Andersen patent and awarded total lost profit and royalty damages of $74 million. On May 28, 2010, Edwards filed a motion seeking an injunction against CoreValve. On February 7, 2011, the trial court ruled on post-trial motions, denying Edwards' motions for an injunction, enhanced damages and attorneys' fees and denying Medtronic's motions to overturn the jury's verdict. Medtronic has appealed to the U.S. Court of Appeals for the Federal Circuit.

On March 12, 2010, Edwards served a second lawsuit in the Delaware court upon CoreValve, Medtronic Vascular, and Medtronic, asserting that Medtronic's transcatheter aortic valve replacement product from CoreValve infringed three U.S. Andersen patents owned by Edwards, including two of the patents that were the subject of the first lawsuit. Medtronic filed a motion to dismiss or stay the second lawsuit on May 24, 2010.

Edwards also previously asserted that the CoreValve product infringed an Andersen patent in Germany and the United Kingdom, which is a counterpart to the U.S. Andersen patents. Courts in both countries found that the CoreValve product does not infringe the European Andersen patent. On February 11, 2010, a German appellate court issued its opinion affirming the trial court ruling that the CoreValve product does not infringe the Andersen patent in Germany. On June 30, 2010, the United Kingdom appellate court affirmed a trial court ruling that the CoreValve product does not infringe the Andersen patent in the United Kingdom. Both cases have been dismissed.

The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP.

Marquis/Maximo/InSync Matters

On February 10, 2005, Medtronic voluntarily began to advise physicians about the possibility that a specific battery shorting mechanism might manifest itself in a subset of implantable cardioverter defibrillators (ICDs) and cardiac resynchronization therapy-defibrillators (CRT-Ds). These included certain Marquis VR/DR and Maximo VR/DR ICDs and certain InSync I/II/III CRT-D devices. Subsequent to this voluntary field action, a number of lawsuits were filed against the Company alleging a variety of claims, including individuals asserting claims of personal injury and third-party payors alleging entitlement to reimbursement. These United States lawsuits were settled in 2008, and only a small number of individual cases remain. One third-party payor, Kinetic Knife, dismissed its original action without prejudice and on November 5, 2008 filed a putative class action relating to the same subject matter. Medtronic removed the case to the United States District Court for the District of Minnesota. On April 19, 2011, the court dismissed on preemption grounds the majority of plaintiff's claims. In June 2011, the Company settled the remaining claims for final resolution of this matter.

In addition, class action product liability suits pending in Canada are consolidated in the Ontario Superior Court of Justice. That court certified a class of individual implant recipients and their family members for proceeding on December 6, 2007. Additionally, the subrogated claims of the provincial health insurers to recover costs incurred in providing medical services to the implant class are claimed in the class proceeding. Pretrial proceedings are underway. The Company has not recorded an expense related to damages for the remaining suits because any potential loss is not currently probable or reasonably estimable under U.S. GAAP, and based on current information, the Company does not believe that these suits are likely to have a material adverse effect on the Company's operations.

Sprint Fidelis Product Liability Matters

On October 15, 2007, the Company voluntarily suspended worldwide distribution of its Sprint Fidelis (Fidelis) family of defibrillation leads. As of April 29, 2011, approximately 4,000 lawsuits regarding the Fidelis leads had been filed against the Company, including approximately 47 putative class action suits, reflecting a total of approximately 9,000 individual personal injury cases. Approximately 2,800 of the lawsuits were commenced in Minnesota state court and approximately 1,200 were consolidated for pretrial proceedings before a single federal judge in the U.S. District Court for the District of Minnesota pursuant to the Multi-District Litigation (MDL) rules. On January 5, 2009, the MDL court dismissed with prejudice the master consolidated complaint for individuals and the master consolidated complaint for third-party payors on grounds of federal preemption. The state court judge dismissed the state court cases on similar grounds on October 22, 2009. Plaintiffs sought appeals in both the federal and state court matters. The Minnesota Court of Appeals dismissed the appeal on May 16, 2011. On October 15, 2010, the U.S. Court of Appeals for the Eighth Circuit affirmed the dismissal of plaintiffs' claims. On October 29, 2010, plaintiffs petitioned the Eighth Circuit for rehearing of their appeal. On June 14, 2011, the Eighth Circuit dismissed this petition for rehearing.

The Company announced on October 14, 2010 it had entered into an agreement to settle the pending lawsuits as well as certain unfiled claims subject to opt-out rights by both plaintiffs and the Company, including the Company's right to cancel the agreement. The terms of the agreement stipulated that, if Medtronic elected not to cancel the agreement, it would pay plaintiffs to settle substantially all pending U.S. lawsuits and claims, subject to certain conditions. The parties subsequently reached an adjusted settlement agreement pursuant to which Medtronic waived its right to cancel the agreement and agreed to pay a total of $221 million to resolve over 14,000 filed and unfiled claims. In the second quarter of fiscal year 2011, the Company recorded an expense of $268 million related to probable and reasonably estimated damages under U.S. GAAP in connection with these matters, and, consistent with the adjusted settlement agreement, the Company reduced that expense to $221 million in the fourth quarter of fiscal year 2011.

In addition, one putative class action has been filed in the Ontario Superior Court of Justice in Canada. On October 20, 2009, that court certified a class proceeding, but denied class certification on plaintiffs' claim for punitive damages, which the plaintiffs appealed. On July 16, 2010, the appeal was denied. Plaintiffs' request for further appeal was denied on November 22, 2010. The Company has not recorded an expense related to damages in connection with that matter because any potential loss is not currently probable or reasonably estimable under U.S. GAAP.

Shareholder Related Matters

On December 10, 2008, the Minneapolis Firefighters' Relief Association filed a putative class action complaint against the Company and certain current and former officers in the U.S. District Court for the District of Minnesota, alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. The complaint alleges that the defendants made false and misleading public statements concerning the INFUSE Bone Graft product which artificially inflated Medtronic's stock price during the period. On August 21, 2009, plaintiffs filed a consolidated putative class action complaint expanding the class. Medtronic's motion to dismiss the consolidated complaint was denied on February 3, 2010, and pretrial proceedings are underway.

The Company has not recorded an expense related to damages in connection with this matter because any potential loss is not currently probable or reasonably estimable under U.S. GAAP.

Mirowski

Medtronic is a licensee to the RE 38,119 patent ('119 Patent) and RE 38,897 patent ('897 Patent) owned by Mirowski Family Ventures, LLC (Mirowski) relating to the treatment of hemodynamic dysfunction. Medtronic and Mirowski dispute the application of the '119 and '897 Patents to certain Medtronic cardiac resynchronization products. On December 17, 2007, Medtronic filed an action in U.S. District Court for the District of Delaware seeking a declaration that none of its products infringe any valid claims of either the '119 or '897 Patents. If certain conditions are fulfilled, the '119 and/or '897 Patents are determined to be valid and the Medtronic products are found to infringe the '119 and/or '897 Patents, Medtronic will be obligated to pay royalties to Mirowski based upon sales of certain CRT-D products. A bench trial concluded on March 13, 2010. On March 30, 2011, the trial court entered a judgment of non-infringement in Medtronic's favor. Mirowski has appealed the decision to the United States Court of Appeals for the Federal Circuit. As of April 29, 2011 the amount of disputed royalties and interest related to CRT-D products was $115 million. In accordance with U.S. GAAP, this amount has not been accrued because the outcome is not currently probable.

In addition, Medtronic is a licensee to the 4,407,288 Patent ('288 Patent) owned by Mirowski relating to ICDs. Until November 2001, Medtronic accrued and paid royalties under the license based on a percentage of ICD sales. Medtronic and Mirowski dispute the application of the '288 Patent to certain Medtronic ICD products. In November 2001, Medtronic ceased paying royalties and entered into an agreement with Mirowski to pay putative royalties into an interest-bearing escrow account through the expiration of the '288 Patent in December of 2003. As of April 29, 2011, the current balance in the interest-bearing escrow account was $91 million. The parties also entered into a tolling agreement deferring and conditioning any litigation of the obligation to pay royalties upon certain conditions precedent. The conditions precedent have now been fulfilled and the escrow balance was released to Mirowski in May 2011.

Other Matters

On October 14, 2010, the Company received a subpoena issued by the United States Attorney's Office for the Western District of New York pursuant to the Health Insurance Portability & Accountability Act of 1996 (HIPAA), relating to the Company's sales, marketing, and reimbursement support practices regarding certain neurostimulation devices. The Company is fully cooperating with this investigation.

On March 12, 2010, the Company received a civil investigative demand from the U.S. Department of Justice pursuant to the federal False Claims Act seeking information regarding the Company's knowledge about claims to Medicare for the implantation of ICDs, including reimbursement advice given by the Company, payments to persons or entities involved in decisions about implantation of ICDs, and the national coverage determination relating to ICDs. The Company is fully cooperating with this investigation.

On September 16, 2009, the Company received a subpoena from the Office of Inspector General for the Department of Health and Human Services in the Eastern District of California requesting production of documents relating to the Company's cardiac rhythm medical devices, including revenue, sales, marketing, and promotional documents, documents relating to reimbursement communications to customers pertaining to the devices, documents relating to scientific studies and registries pertaining to the devices, and documents relating to payments or items of value provided to customers. The Company is fully cooperating with this inquiry.

On June 16, 2009, the Company received an administrative subpoena from the New Jersey Attorney General, Division of Consumer Affairs, requesting production of documents relating to the Company's clinical studies, its financial arrangements with certain physicians and health care providers, and clinical research done by certain physicians and health care providers. The Company is fully cooperating with this inquiry.

On April 13, 2009, the Company received an administrative health care subpoena from the United States Attorney's Office for the Northern District of Indiana requesting documents relating to the Company's relationship with customers, as well as documents relating to certain employees. The Company is fully cooperating with this inquiry.

On February 9, 2009, the Company received letter notice that the United States Department of Justice in the Southern District of Texas is investigating marketing practices, reimbursement advice of the Company, and appropriateness of therapy delivery relating to the Company's cardiac surgical ablation devices. On July 2, 2009, the United States District Court for the Southern District of Texas ordered the unsealing of a qui tam complaint related to the same matter that was filed against Medtronic on November 17, 2008. On August 21, 2009, the Department of Justice decided not to intervene at that time but reserved the right to intervene in the future. The qui tam complaint was served on October 1, 2009. On December 16, 2009, Medtronic filed a motion to dismiss the complaint. On October 1, 2010, the motion was granted without prejudice with leave to amend.

On October 6, 2008, the Company received a subpoena from the United States Attorney's Office for the District of Massachusetts pursuant to HIPAA requesting production of documents relating to Medtronic's INFUSE Bone Graft product. The Company has since received supplemental subpoenas or document requests in connection with INFUSE Bone Graft, including a December 18,

2008 civil investigative demand from the Massachusetts Attorney General's Office and several inquiries from the United States Senate. The Company is fully cooperating with these investigations.

In late June 2008, the Company received a subpoena issued by the United States Attorney's Office for the District of Massachusetts pursuant to HIPAA, relating to the Company's marketing of biliary stents. The Company is fully cooperating with this inquiry. On February 19, 2010, a complaint captioned United States of America ex rel Tricia Nowak and Enda Dodd v. Medtronic, filed in the United States District Court for the District of Massachusetts and relating to similar issues was unsealed. On April 23, 2010, Medtronic filed a motion to dismiss the complaint.

On September 25, 2007 and November 16, 2007, the Company received letters from the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice, respectively, requesting information relating to any potential violations of the U.S. Foreign Corrupt Practices Act in connection with the sale of medical devices in several non-U.S. countries. A number of competitors have publicly disclosed receiving similar letters. Subsequently, the SEC and Department of Justice have made additional requests for information from the Company. The Company is fully cooperating with the requests.

On October 24, 2005, the Company received a subpoena from the United States Attorney's Office for the District of Massachusetts issued under HIPAA requesting documents the Company may have, if any, relating to pacemakers and defibrillators and related components; monitoring equipment and services; a provision of benefits, if any, to persons in a position to recommend purchases of such devices; and the Company's training and compliance materials relating to the fraud and abuse and federal Anti-Kickback statutes. In September 2008, the United States Attorney's office for the District of Massachusetts informed Medtronic that it is no longer pursuing its investigation of Medtronic related to the October 24, 2005 subpoena. On September 5, 2008, Medtronic received a subpoena from the Office of Inspector General for the Department of Health and Human Services in the District of Minnesota, requesting production of substantially the same materials covered in the 2005 Massachusetts subpoena. The Company is fully cooperating with this inquiry.

In accordance with U.S. GAAP, during fiscal year 2011, the Company recorded $24 million in expense related to probable and reasonably estimated damages in connection with these subpoenas.

In the normal course of business, the Company periodically enters into agreements that require it to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of the Company's products or the negligence of its personnel or claims alleging that its products infringe third-party patents or other intellectual property. The Company's maximum exposure under these indemnification provisions cannot be estimated, and the Company has not accrued any liabilities within the consolidated financial statements. Historically, the Company has not experienced significant losses on these types of indemnifications.

17. Quarterly Financial Data (unaudited)

(in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Net Sales					
2011	**$3,773**	**$3,903**	**$3,961**	**$4,295**	**$15,933**
2010	3,933	3,838	3,851	4,196	15,817
Gross Profit					
2011	**$2,880**	**$2,942**	**$2,975**	**$3,225**	**$12,021**
2010	2,967	2,916	2,939	3,184	12,005
Net Earnings					
2011	**$ 830**	**$ 566**	**$ 924**	**$ 776**	**$ 3,096**
2010	445	868	831	954	3,099
Basic Earnings per Share					
2011	**$ 0.76**	**$ 0.52**	**$ 0.86**	**$ 0.73**	**$ 2.87**
2010	0.40	0.78	0.75	0.87	2.80
Diluted Earnings per Share					
2011	**$ 0.76**	**$ 0.52**	**$ 0.86**	**$ 0.72**	**$ 2.86**
2010	0.40	0.78	0.75	0.86	2.79

The data in the schedule above has been intentionally rounded to the nearest million and therefore the quarterly amounts may not sum to the fiscal year-to-date amounts.

18. Segment and Geographic Information

In December 2009, the Company consolidated its businesses into two operating groups. This structure further advances the Company's goal to capitalize on existing synergies related to customers and technologies across each business. The creation of these two operating groups did not immediately change how the Company internally managed and reported the results of these businesses in fiscal year 2010. Starting in the first quarter of fiscal year 2011, due to changes in how the Company internally manages and reports the results of these businesses, the Company began to operate under two reportable segments and two operating segments. During the first quarter of fiscal year 2011, the two operating groups were formally named the Cardiac and Vascular Group (composed of the Cardiac Rhythm Disease Management, CardioVascular, and Physio-Control businesses) and the Restorative Therapies Group (composed of the Spinal, Neuromodulation, Diabetes, and Surgical Technologies businesses). The primary products sold by the Cardiac and Vascular Group include those for cardiac rhythm disorders, cardiovascular disease, and external defibrillation. The primary products sold by the Restorative Therapies Group include those for spinal conditions and musculoskeletal trauma, neurological disorders, urological and digestive disorders, diabetes, and ear, nose, and throat conditions. Accordingly, the segment information for the prior years has been restated in accordance with authoritative guidance on segment reporting.

The Company's management evaluates performance and allocates resources based on profit and loss from operations before income taxes and interest expense, net, not including special charges, restructuring charges, certain litigation charges, net, acquisition-related items, and certain tax adjustments. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

Net sales of the Company's reportable segments include end-customer revenues from the sale of products they each develop and manufacture or distribute. Net sales and earnings before income taxes by reportable segment are as follows:

	Fiscal Year		
(in millions)	**2011**	2010	2009
Cardiac and Vascular Group	**$ 8,544**	$ 8,557	$ 7,794
Restorative Therapies Group	**7,389**	7,260	6,805
Total Net Sales	**$15,933**	$15,817	$14,599

	Fiscal Year		
(in millions)	**2011**	2010	2009
Cardiac and Vascular Group	**$ 2,887**	$ 2,935	$ 2,648
Restorative Therapies Group	**2,085**	2,024	1,823
Total Reportable Segments' Earnings Before Income Taxes	**4,972**	4,959	4,471
Special charges	**—**	—	(100)
Restructuring charges	**(261)**	(50)	(120)
Certain litigation charges, net	**(245)**	(374)	(714)
Acquisition-related items	**(14)**	(23)	(621)
Interest expense, net	**(278)**	(246)	(183)
Corporate	**(451)**	(297)	(293)
Total Earnings Before Income Taxes	**$ 3,723**	$ 3,969	$ 2,440

The following table presents the Company's net assets by reportable segment:

(in millions)	**April 29, 2011**	April 30, 2010
Cardiac and Vascular Group	**$ 6,774**	$ 6,117
Restorative Therapies Group	**10,539**	10,638
Total Net Assets of Reportable Segments	**17,313**	16,755
Short-term borrowings	**(1,723)**	(2,575)
Long-term debt	**(8,112)**	(6,944)
Corporate	**8,490**	7,393
Total Net Assets	**$15,968**	$14,629

Geographic Information

Net sales to external customers by geography are as follows:

(in millions)	United States	Europe	Asia Pacific	Other Foreign	Consolidated
Fiscal Year 2011					
Net sales to external customers	**$9,120**	**$4,084**	**$2,114**	**$615**	**$15,933**
Long-lived assets*	**$2,225**	**$ 415**	**$ 158**	**$ 75**	**$ 2,873**
Fiscal Year 2010					
Net sales to external customers	$9,366	$ 4,014	$ 1,903	$534	$ 15,817
Long-lived assets*	$2,043	$ 393	$ 161	$ 72	$ 2,669
Fiscal Year 2009					
Net sales to external customers	$8,987	$ 3,564	$ 1,558	$490	$ 14,599
Long-lived assets*	$2,036	$ 482	$ 126	$ 51	$ 2,695

**Excludes other long-term instruments, goodwill, other intangible assets, net, and long-term deferred tax assets, net, as applicable.*

No single customer represented over 10 percent of the Company's consolidated net sales in fiscal years 2011, 2010, or 2009.

Selected Financial Data

(in millions, except per share data)	**2011**	2010	2009	2008	2007
	Fiscal Year				
Operating Results for the Fiscal Year:					
Net sales	**$15,933**	$15,817	$14,599	$13,515	$12,299
Cost of products sold	**3,912**	3,812	3,518	3,446	3,168
Gross margin percentage	**75.4%**	75.9%	75.9%	74.5%	74.2%
Research and development expense	**$ 1,508**	$ 1,460	$ 1,355	$ 1,275	$ 1,239
Selling, general, and administrative expense	**5,533**	5,415	5,152	4,707	4,153
Special charges	**—**	—	100	78	98
Restructuring charges	**261**	50	120	41	28
Certain litigation charges, net	**245**	374	714	366	40
Acquisition-related items	**14**	23	621	390	—
Other expense, net	**459**	468	396	436	212
Interest expense, net	**278**	246	183	36	—
Earnings before income taxes	**3,723**	3,969	2,440	2,740	3,361
Provision for income taxes	**627**	870	370	602	658
Net earnings	**$ 3,096**	$ 3,099	$ 2,070	$ 2,138	$ 2,703
Per Share of Common Stock:					
Basic earnings	**$ 2.87**	$ 2.80	$ 1.85	$ 1.89	$ 2.35
Diluted earnings	**2.86**	2.79	1.84	1.87	2.32
Cash dividends declared	**0.90**	0.82	0.75	0.50	0.44
Financial Position at Fiscal Year-end:					
Working capital	**$ 4,403**	$ 4,718	$ 4,305	$ 3,777	$ 5,342
Current ratio	**1.9:1.0**	1.9:1.0	2.4:1.0	2.1:1.0	3.1:1.0
Total assets	**$30,424**	$28,090	$23,588	$22,085	$19,295
Long-term debt	**8,112**	6,944	6,253	5,127	4,755
Shareholders' equity	**15,968**	14,629	13,182	11,966	11,500
Additional Information:					
Full-time employees at year-end	**41,427**	39,273	37,665	36,484	34,554
Full-time equivalent employees at year-end	**45,499**	43,321	41,158	40,351	37,800

Comparison of Five-Year Cumulative Total Return Among Medtronic, S&P 500 Index and S&P 500 Health Care Equipment Index

The graph to the right compares the cumulative total shareholder return on Medtronic's common stock with the cumulative total shareholder return on the Standard & Poor's 500 Composite Index and the Standard & Poor's 500 Health Care Equipment Index for the last five fiscal years. The graph assumes that $100 was invested at market close on April 28, 2006 in Medtronic's common stock, the S&P 500 Index, and the S&P 500 Health Care Equipment Index and that all dividends were reinvested.


$150
100
50
0
Medtronic, Inc.
S&P 500 Index
S&P 500 Health Care Equipment Index
April 2006
April 2007
April 2008
April 2009
April 2010
April 2011

Investor Information

Annual Meeting

The annual meeting of Medtronic shareholders will take place on Thursday, August 25, 2011, beginning at 10:30 a.m. (Central Daylight Time) at Medtronic's world headquarters, 710 Medtronic Parkway, Minneapolis (Fridley), Minnesota.

Investor Information

Shareholders, securities analysts, and investors seeking more information about the Company can access the following information via the Internet at www.medtronic.com:

- News releases describing significant Company events, and sales and earnings results for each quarter and the fiscal year.
- Form 10-K Annual; Form 10-Q Quarterly; and Forms 3, 4, and 5, Reports to the Securities and Exchange Commission describing Medtronic's business, and financial condition and insider trading.

The information above may also be obtained upon request from the Medtronic Investor Relations Department, 710 Medtronic Parkway, Minneapolis, Minnesota 55432, USA.

Stock Exchange Listing

New York Stock Exchange (symbol: MDT)

Price Range of Medtronic Common Stock

	Fiscal Quarter			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011 High	$44.13	$37.90	$38.51	$41.86
2011 Low	36.03	31.21	33.53	36.67
2010 High	$35.83	$39.06	$46.03	$45.81
2010 Low	29.96	35.58	35.99	41.67

Prices are closing quotations. On June 27, 2011, there were approximately 49,950 shareholders of record of the Company's common stock. The regular quarterly cash dividend was 22.50 cents per share for fiscal year 2011 and 20.50 cents per share for fiscal year 2010.

Stock Transfer Agent and Registrar

Wells Fargo Shareowner Services℠ acts as transfer agent and registrar, dividend paying agent, and direct stock purchase plan agent for Medtronic and maintains all shareholder records for the Company. If you are a registered shareholder, you may access your account information online at www.shareowneronline.com. If you have questions regarding the Medtronic stock you own, stock transfers, address or name changes, direct deposit of dividends, lost dividend checks, lost stock certificates, or duplicate mailings, please contact Wells Fargo Shareowner Services℠ by writing or calling:

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075 USA
Telephone: 888-648-8154 or 651-450-4064
Fax: 651-450-4033
www.wellsfargo.com/shareownerservices

Direct Stock Purchase Plan

Medtronic's transfer agent, Wells Fargo Shareowner Services℠, administers the direct stock purchase plan, which is called the Shareowner Service Plus Plan℠. Features of this plan include direct stock purchase and reinvestment of dividends to purchase whole or fractional shares of Medtronic stock. All registered shareholders and potential investors may participate.

To request information on the Shareowner Service Plus Plan℠, or to enroll in the plan, contact Wells Fargo Shareowner Services℠ at 888-648-8154 or 651-450-4064. You may also enroll on the Internet by visiting www.shareowneronline.com and selecting "Direct Purchase Plan."

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, Minneapolis, MN

Diversity

Medtronic is committed to creating and maintaining a workplace that reflects the diversity of our customers, patients and the communities we serve. Consistent with our Mission, Medtronic "recognizes the personal worth of employees" and seeks to provide a work environment where individual differences are valued and respected and opportunities for growth and career success are based on individual merit.

Officer Certifications

Medtronic has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended April 29, 2011, the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act. The Company has also submitted the required annual Chief Executive Officer certification to the New York Stock Exchange.

References for Page 6

Symplicity HTN-2 Investigators. Renal sympathetic denervation in patients with treatment-resistant hypertension (The Symplicity HTN-2 Trial): a randomised controlled trial. *Lancet.* 2010;376:1903-1909.

Krum H, Schlaich M, Whitbourn R, Sobotka PA, Sadowski J, Bartus K, Kapelak B, Walton A, Sievert H, Thambar S, Abraham WT, Esler M. Catheter-based renal sympathetic denervation for resistant hypertension: a multicentre safety and proof-of-principle cohort study. *Lancet.* 2009;373(9671):1275-1281.

Schlaich MP, Sobotka PA, Krum H, Lambert E, Esler MD. Renal sympathetic-nerve ablation for uncontrolled hypertension. *N Engl J Med.* 2009;361(9):932-934.

For prescribing information for all of the products, visit medtronic.com.

The following are registered and unregistered trademarks of Medtronic, Inc. and its affiliated companies:

Activa® PC and RC, Adapta™, AdaptiveStim™, Advisa MRI™ SureScan®, Arctic Front®, Attain Ability®, CD HORIZON® LEGACY™ (CD HORIZON), Conexus®, Consulta®, CoreValve®, DBS Therapies™, Endeavor®, Endurant® Abdominal Stent Graft System, Enlite™, HeartRescue℠, INFUSE® Bone Graft, InterStim® Therapy, LIFEPAK® 15, LUCAS® Chest Compression System, MAST®, MasterGraft®, Melody® Transcatheter Pulmonary Valve, MiniMed® Paradigm® Veo™ System (VEO), MiniMed® Revel™ Systems (Revel), NIM® 3.0 Nerve Monitoring System, O-arm® 3.1.2, O-arm® Imaging Systems, OptiVol®, Pillar® Palatal Implant System, Progenix®, Protecta™, Resolute™, Resolute™ Integrity®, Resting Heart® System, RestoreSensor®™, Revo MRI™ SureScan®, Secura®, SmartShock™ Technology, Solera™, Sprint Fidelis™, StealthStation® S7®, Symplicity® Catheter System, Synergy® Spine 2.0, Talent® Abdominal Aortic Aneurysm, Vision 3D™.

Corporate Leadership

Board of Directors

Richard H. Anderson
Chief Executive Officer,
Delta Air Lines, Inc.
Director since 2002

David L. Calhoun
Chief Executive Officer and Executive Director,
Nielsen Holdings N.V.
Director since 2007

Victor J. Dzau, M.D.
Chancellor of Health Affairs,
Duke University
Director since 2008

Omar Ishrak
Chairman and Chief Executive Officer,
Medtronic, Inc.
Director since 2011

Shirley Ann Jackson, Ph.D.
President,
Rensselaer Polytechnic Institute
Director since 2002

James T. Lenehan
Financial Consultant and
Retired Vice Chairman and President,
Johnson & Johnson
Director since 2007

Denise M. O'Leary
Private Venture Capital Investor
Director since 2000

Kendall J. Powell
Chairman and Chief Executive Officer,
General Mills, Inc.
Director since 2007

Robert C. Pozen
Chairman,
MFS Investment Management
Director since 2004

Jean-Pierre Rosso
Chairman,
World Economic Forum USA
Director since 1998

Jack W. Schuler
Co-Founder,
Crabtree Partners
Director since 1990

Audit Committee
Denise M. O'Leary (Chair)
David L. Calhoun
Shirley Ann Jackson, Ph.D.
James T. Lenehan
Robert C. Pozen

Compensation Committee
Richard H. Anderson (Chair)
Kendall J. Powell
Jean-Pierre Rosso
Jack W. Schuler

Corporate Governance Committee
Kendall J. Powell (Chair)
Richard H. Anderson
David L. Calhoun
Victor J. Dzau, M.D.
Shirley Ann Jackson, Ph.D.
James T. Lenehan
Denise M. O'Leary
Robert C. Pozen
Jean-Pierre Rosso
Jack W. Schuler

Nominating Subcommittee
Kendall J. Powell (Chair)
Richard H. Anderson
Victor J. Dzau, M.D.
Jean-Pierre Rosso
Jack W. Schuler

Quality and Technology Committee
Shirley Ann Jackson, Ph.D. (Chair)
David L. Calhoun
Victor J. Dzau, M.D.
James T. Lenehan
Denise M. O'Leary
Robert C. Pozen

Medtronic Corporate Leadership

Omar Ishrak
Chairman and
Chief Executive Officer

Jean-Luc Butel
Executive Vice President and Group President,
International

Michael J. Coyle
Executive Vice President and Group President,
Cardiac and Vascular Group

H. James Dallas
Senior Vice President,
Quality and Operations

Gary L. Ellis
Senior Vice President and
Chief Financial Officer

D. Cameron Findlay
Senior Vice President, General Counsel and
Corporate Secretary

Mark J. Fletcher
Senior Vice President and President,
Surgical Technologies

Douglas J. King
Senior Vice President and President,
Spinal

Richard E. Kuntz, M.D.
Senior Vice President and Chief Scientific,
Clinical and Regulatory Officer

James P. Mackin
Senior Vice President and
President, Cardiac Rhythm Disease
Management

Christopher J. O'Connell
Executive Vice President and Group President,
Restorative Therapies Group

Stephen N. Oesterle, M.D.
Senior Vice President,
Medicine and Technology

Thomas J. Schumacher
Vice President, Chief Ethics and
Compliance Officer

Caroline Stockdale
Senior Vice President,
Chief Human Resource Officer

Catherine M. Szyman
Senior Vice President and
President, Diabetes

Thomas M. Tefft
Senior Vice President and
President, Neuromodulation

Our Mission

MISSION

- To contribute to human welfare by application of biomedical engineering in the research, design, manufacture, and sale of instruments or appliances that alleviate pain, restore health, and extend life.
- To direct our growth in the areas of biomedical engineering where we display maximum strength and ability; to gather people and facilities that tend to augment these areas; to continuously build on these areas through education and knowledge assimilation; to avoid participation in areas where we cannot make unique and worthy contributions.
- To strive without reserve for the greatest possible reliability and quality in our products; to be the unsurpassed standard of comparison and to be recognized as a company of dedication, honesty, integrity, and service.
- To make a fair profit on current operations to meet our obligations, sustain our growth, and reach our goals.
- To recognize the personal worth of employees by providing an employment framework that allows personal satisfaction in work accomplished, security, advancement opportunity, and means to share in the company's success.
- To maintain good citizenship as a company.

MISSION

- Contribuer au bien-être de l'homme en appliquant les principes de l'ingénierie biomédicale à la recherche, à la conception, à la fabrication et à la distribution de matériels ou d'appareillages qui soulagent, guérissent, et prolongent la vie.
- Orienter notre croissance vers les secteurs de l'ingénierie biomédicale dans lesquels nous possédons une expertise incontestée. Rassembler les personnes et créer les conditions qui favorisent le développement de ces secteurs; assurer la formation et l'assimilation des connaissances dans ces domaines. Ne nous engager que dans des secteurs où notre apport serait unique et significatif.
- Tout mettre en œuvre et s'investir à fond pour atteindre une fiabilité et une qualité au-dessus des normes, pour devenir le modèle de référence et être une entreprise reconnue pour son engagement et ses valeurs d'honnêteté, d'intégrité et de service.
- Dégager un profit raisonnable de nos activités pour pouvoir faire face à nos obligations, maintenir notre taux de croissance et atteindre nos objectifs.
- Reconnaître la valeur personnelle des employés et créer un environnement de travail satisfaisant, offrant sécurité, possibilités d'avancement et participation au succès de la société.
- Remplir nos responsabilités civiques en tant qu'entreprise.

企業使命

- 当社は、生体工学技術を応用し、人々の痛みをやわらげ、健康を回復し、生命を延ばす医療機器の研究開発、製造、販売を通して人類の福祉に貢献します。
- 私たちの目的を妨げる分野へ参入することなく、当社の能力を最大限に発揮できる生体工学技術の分野での発展に努力します。そのための、人材と設備の結集、教育と知識の融合をはかります。
- 当社は製品の品質と信頼性の向上に全力を注ぎます。そして、献身、誠実、高潔、奉仕を忘れず、社会の模範となるよう努力します。
- 当社は適正な利益を得ることにより、社会的責務の遂行、業績の向上、企業目標の達成をはかります。
- 社員一人一人の価値が認められるよう雇用制度を確立し、業務の遂行に各人が満足し、安定した雇用と公平な昇進が与えられ　会社発展の喜びを分かちあえるような環境づくりをします。
- 企業としての社会性を向上させ、社会の良き一員であり続けるよう努力します。

公司宗旨

- 应用生物医学工程理论，研究、设计、制造并销售可减轻病痛、恢复健康、延长寿命的仪器和装置，以此促进人类的福祉。
- 将发展方向定位于本公司能力最强的生物医学工程领域；吸收能够加强本公司在此领域之能力的人员和设备；通过教育和吸收新知识，不断促进此领域的发展；避免进入本公司不能作出独特而有价值之贡献的领域。
- 不遗余力地提高本公司产品的可靠性和品质；使本公司产品的质量无人可比。并使本公司以敬业、正直、诚实和服务周到而著称。
- 在现有的业务活动中赚取合理的利润，以完成本公司的业务、保持本公司的成长、达到本公司的目标。
- 确认公司雇员的个人价值，建立优越的雇用制度，使雇员获得对工作的满足感，使其职业有保障，并能够分享公司的成果。
- 出色地履行公司的社会义务。

मिशन

- बायोमेडिकल इंजिनियरिंग के सदुपयोग के द्वारा, दर्द से राहत दिलाने वाले, खोए हुए स्वास्थ्य को वापस लाने वाले और आयु प्रदान करने वाले यंत्रों एवं उपकरणों के क्षेत्र में रीसर्च और डिज़ाइनिंग करके उनका उत्पादन और बिक्री करना और इस कार्य से मानव कल्याण में योगदान करना ।
- अपने विकास को एक साधन के रूप में बायोमेडिकल इंजिनियरिंग के उन क्षेत्रों में निर्देशीत करना जहाँ पर हम ज़्यादा-से-ज़्यादा सशक्तता और योग्यता प्रकट कर सकते हैं । इन क्षेत्रों में विकासशील लोगों को, तथा सुविधाओं को इकठ्ठा करना ताकि इन क्षेत्रों का अधिकतम विकास हो सके, शिक्षा और ज्ञान के माध्यम से इन क्षेत्रों में लगातार अपनी जानकारी बढ़ाना; इस से संबंधित उन क्षेत्रों में प्रवेश नहीं करना जहाँ हम कुछ नया अविष्कार करके सकारात्मक योगदान नहीं कर सकते ।
- अपने उत्पादों की विश्वसनीयता और गुणवत्ता को चोटी पर ले जाने के लिए अधिकतम प्रयास करना, अपनी कंपनी को लगन, ईमानदारी, सत्यनिष्ठा एवं सेवाभाव इन मुल्योंका अद्वितीय आदर्श के रूप में सराहे जाने लायक बनाना ।
- अपने दायित्वों को निभाने, विकास की रफ़्तार को बनाये रखने तथा कामयाबी की नई मंज़िलों को हासिल करने के लिए अपनी वर्त्तमान गतिविधियों को जारी रखते हुए उचित लाभ कमाना ।
- कर्मचारियों के व्यक्तिगत योग्यता को सराहने के लिए इस तरह की व्यवस्था प्रदान करना जिसमें उन्हें कार्यप्राप्ती का समाधान मिले। उन्हें समुचित सुरक्षा, प्रगती के अवसर तथा कंपनी के सफलता में सहभागी होने का अवसर मिले ।
- बतौर कंपनी, बेहतर नागरिकता को कायम रखना ।

UNTERNEHMENSLEITSÄTZE

- Einen Beitrag zum Wohle der Menschen zu leisten durch angewandte biomedizinische Technik zur Rehabilitation, Lebensverlängerung, Schmerzlinderung und Steigerung der Lebensqualität.
- Erfolgsorientiertes Wachstum dort, wo wir stark sind, im Bereich der biomedizinischen Technik. Kein Engagement in Bereichen, in denen wir keine wesentlichen und wertvollen Beiträge leisten können. Steigerung der Mitarbeiter-Qualifikation durch Weiterbildung. Ständige Verbesserung unserer Einrichtungen.
- Kompromisslose Zuverlässigkeit und Qualität unserer Produkte. Anerkennung zu finden als engagiertes, integres und innovatives Unternehmen mit hervorragendem Service.
- Profitabel zu wirtschaften, um unsere Verpflichtung zu erfüllen, unser Wachstum zu sichern und unsere Ziele zu realisieren.
- Anerkennung des Wertes und der Leistungen jedes einzelnen Mitarbeiters. Wahrung und Schaffung von Rahmenbedingungen, die zur persönlichen Zufriedenheit unserer Mitarbeiter beitragen, z. B. Aufstiegschancen, Sicherheit des Arbeitsplatzes und Beteiligung am Unternehmenserfolg.
- Als verantwortungsbewusstes Mitglied der Gesellschaft zu agieren.

MISSIONE

- Contribuire al benessere umano applicando l'ingegneria biomedica alla ricerca, alla progettazione, alla fabbricazione e alla vendita di strumenti o apparecchi che alleviano il dolore, ridonano la salute e prolungano la vita.
- Dirigere la nostra crescita nelle aree della bioingegneria medica nelle quali dimostriamo il massimo della nostra forza e capacità; mettere insieme individui e strumenti che tendono a far crescere queste aree; rinforzarle attraverso l'istruzione e l'assimilazione culturale; evitare la partecipazione in aree nelle quali non possiamo dare un contributo unico e valido.
- Sforzarci senza riserve di raggiungere l'affidabilità e la qualità più elevate nei nostri prodotti; diventare il modello di paragone insuperabile ed essere riconosciuti come un'azienda scrupolosa, onesta, integra e fornitrice di servizi.
- Ricavare un equo profitto dalle attività correnti in modo da far fronte ai nostri impegni, sostenere la nostra crescita e raggiungere i nostri obiettivi.
- Riconoscere il valore personale dei dipendenti offrendo un ambiente di lavoro che permetta la soddisfazione personale nel lavoro compiuto, nella sicurezza, nelle opportunità di avanzamento e nei mezzi per condividere il successo della azienda.
- Mantenere una presenza sociale come azienda.

MISIÓN

- Contribuir al bienestar del hombre aplicando la ingeniería biomédica a la investigación, el diseño, la fabricación y la venta de instrumentos o dispositivos para aliviar el dolor, restaurar la salud y prolongar la vida.
- Encauzar nuestro crecimiento hacia las especialidades de la ingeniería biomédica donde podamos ofrecer más fuerza y mayor capacidad; reunir personal y recursos para perfeccionar estas especialidades; capitalizar continuamente nuestra experiencia en este campo mediante la enseñanza y la asimilación de conocimientos; y evitar la participación en áreas en las que no podamos ofrecer contribuciones exclusivas y valiosas.
- Esforzarnos todo lo posible para alcanzar la máxima fiabilidad y calidad en nuestros productos; llegar a marcar la pauta en nuestro ramo y ser reconocidos como una empresa que ofrece dedicación, honestidad, integridad y servicio.
- Lograr una rentabilidad adecuada para las operaciones actuales, de modo que podamos cumplir con nuestras obligaciones financieras, mantener nuestro crecimiento y alcanzar nuestros objetivos.
- Reconocer el valor individual de nuestros empleados ofreciéndoles un ambiente de trabajo que promueva la satisfacción personal en el cumplimiento de sus deberes y que proporcione seguridad, oportunidades de progreso y medios para participar en los triunfos de la empresa.
- Contribuir como empresa al bienestar de la comunidad.



World Headquarters
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432-5604
USA
Tel: 763.514.4000
Fax: 763.514.4879

International Headquarters
Medtronic International, Ltd.
49 Changi South Avenue 2
Nasaco Tech Centre
Singapore 486056
Singapore
Tel: 65.6436.5000
Fax: 65.6776.6335

The Medtronic 2011 Annual Report is printed on paper made with fiber sourced from well-managed forests, other controlled wood sources, and recycled wood fiber. The paper is independently certified to meet FSC standards by SmartWood, a program of the Rainforest Alliance.

Sandy Alexander Inc., an ISO 14001:2004-certified printer with Forest Stewardship Council (FSC) Chain of Custody certification, printed this report with the use of renewable wind power, resulting in nearly zero carbon emissions.

AIR EMISSION SAVINGS DERIVED FROM USING WIND-GENERATED ELECTRICITY FOR THE PRINTING OF MEDTRONIC'S 2011 ANNUAL REPORT: 11,245.97 lbs. of CO2 and NOX not generated, which is equivalent to 765.03 trees being planted or 9,757.15 automobile miles not being driven.


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